Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”)

Quarterly Report on the Third Quarter of 2022

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and nine month periods ended September 30, 2022, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our”, the “Company” or the “Group”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of November 2, 2022, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard 34 Interim Financial Reporting (“IAS 34”), for the three and nine month periods ended September 30, 2022 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 83 to 87. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2021, the related annual MD&A included in the 2021 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “vision”, “aim”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intend”, “project”, “pursue”, “goal”, “continue”, “committed”, “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “during”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy, including the criteria for dividend payments; mine life and production rates; Barrick’s engagement with local communities to manage the Covid-19 pandemic; projected capital estimates and anticipated permitting timelines related to the Goldrush Project; the process for the reconstitution of a joint venture to carry out the future development and operation of the Reko Diq project; the planned updating of the historical Reko Diq feasibility study and our plans upon the project’s reconstitution; the proposed fiscal terms applicable to the Reko Diq project and the joint venture through which it is held; our plans and expected completion and benefits of our growth projects, including the Goldrush Project, Turquoise Ridge Third Shaft, Pueblo Viejo plant expansion and mine life extension project, including approval of the final location of the additional tailings storage facility for Pueblo Viejo following submission of the Environmental and Social Impact Assessment in the Dominican Republic and changes to the estimated capital cost of that facility following the completion of pre-feasibility engineering, Veladero Phase 7 leach pad and power transmission line projects, solar power projects at Nevada Gold Mines and Loulo-Gounkoto, and the Jabal Sayid Lode 1 project; capital expenditures related to upgrades and ongoing management initiatives; Barrick’s global exploration strategy and planned exploration activities; the impact of Nevada’s mining excise tax on Nevada Gold Mines; the timeline for execution and effectiveness of definitive agreements to implement the Commencement Agreement between Papua New Guinea and Barrick Niugini Limited; the duration of the temporary suspension of operations at Porgera, the conditions for the reopening of the mine and the timeline to recommence operations; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves; asset sales, joint ventures and partnerships; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including climate change, greenhouse gas emissions reduction targets (including with respect to our Scope 3 emissions), responsible water use, tailings storage facility management, biodiversity and human rights initiatives; and expectations regarding future price assumptions, financial performance and other outlook or guidance. Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive

BARRICK THIRD QUARTER 2022	1	MANAGEMENT’S DISCUSSION AND ANALYSIS

uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; the potential impact of proposed changes to Chilean law on the status of value added tax (“VAT”) refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals, including the issuance of a Record of Decision for the Goldrush Project and/or whether the Goldrush Project will be permitted to advance as currently designed under its Feasibility Study, approval of the final location of the additional tailings storage facility for Pueblo Viejo following submission of the Environmental and Social Impact Assessment in the Dominican Republic, and permitting activities required to optimize Long Canyon’s life of mine; non-renewal of or failure to obtain key licenses by governmental authorities, including the new special mining lease for Porgera; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic and global energy cost increases following the invasion of Ukraine by Russia; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions being realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2022 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK THIRD QUARTER 2022	2	MANAGEMENT’S DISCUSSION AND ANALYSIS

Use of Non-GAAP Financial Performance Measures

We use the following non-GAAP financial performance measures in our MD&A:

∎	“adjusted net earnings”
∎	“free cash flow”
∎	“EBITDA”
∎	“adjusted EBITDA”
∎	“minesite sustaining capital expenditures”
∎	“project capital expenditures”
∎	“total cash costs per ounce”
∎	“C1 cash costs per pound”
∎	“all-in sustaining costs per ounce/pound”
∎	“all-in costs per ounce” and
∎	“realized price”

For a detailed description of each of the non-GAAP financial performance measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 57 to 74. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 75. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Index

4 Overview
4 Financial and Operating Highlights
7 Key Business Developments
10 Environmental, Social and Governance
13 Outlook
15 Production and Cost Summary

17 Operating Performance
18 Nevada Gold Mines
19 Carlin
21 Cortez
23 Turquoise Ridge
25 Other Mines - Nevada Gold Mines
26 Pueblo Viejo
28 Loulo-Gounkoto
30 Kibali
32 Veladero
34 North Mara
36 Bulyanhulu
38 Other Mines - Gold
39 Other Mines - Copper

40 Growth Projects

41 Exploration and Mineral Resource Management

46 Review of Financial Results
46 Revenue
47 Production Costs
49 Capital Expenditures
49 General and Administrative Expenses
50 Exploration, Evaluation and Project
Expenses
50 Finance Costs, Net
50 Additional Significant Statement of Income
Items
51 Income Tax Expense

52 Financial Condition Review
52 Balance Sheet Review
52 Shareholders’ Equity
52 Financial Position and Liquidity
53 Summary of Cash Inflow (Outflow)

55 Commitments and Contingencies

56 Review of Quarterly Results

56 Internal Control over Financial Reporting and
Disclosure Controls and Procedures

57 IFRS Critical Accounting Policies and Accounting Estimates

57 Non-GAAP Financial Performance Measures

75 Technical Information

75 Endnotes

83 Financial Statements

88 Notes to Consolidated Financial Statements

BARRICK THIRD QUARTER 2022	3	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Overview

Financial and Operating Highlights

			For the three months ended			For the nine months ended
	9/30/22	6/30/22	% Change	9/30/21	% Change	9/30/22	9/30/21	% Change
Financial Results ($ millions)

Revenues	2,527	2,859	(12)%	2,826	(11)%	8,239	8,675	(5)%

Cost of sales	1,815	1,850	(2)%	1,768	3%	5,404	5,184	4%

Net earnings[a]	241	488	(51)%	347	(31)%	1,167	1,296	(10)%

Adjusted net earnings[b]	224	419	(47)%	419	(47)%	1,106	1,439	(23)%

Adjusted EBITDA[b]	1,155	1,527	(24)%	1,669	(31)%	4,327	5,188	(17)%

Adjusted EBITDA margin[c]	46%	53%	(13)%	59%	(22)%	53%	60%	(12)%

Minesite sustaining capital expenditures[b,d]	571	523	9%	386	48%	1,514	1,242	22%

Project capital expenditures[b,d]	213	226	(6)%	179	19%	625	513	22%

Total consolidated capital expenditures[d,e]	792	755	5%	569	39%	2,158	1,766	22%

Net cash provided by operating activities	758	924	(18)%	1,050	(28)%	2,686	2,991	(10)%

Net cash provided by operating activities margin[f]	30%	32%	(6)%	37%	(19)%	33%	34%	(3)%

Free cash flow[b]	(34)	169	(120)%	481	(107)%	528	1,225	(57)%

Net earnings per share (basic and diluted)	0.14	0.27	(48)%	0.20	(30)%	0.66	0.73	(10)%

Adjusted net earnings (basic)[b] per share	0.13	0.24	(46)%	0.24	(46)%	0.62	0.81	(23)%

Weighted average diluted common shares
(millions of shares)	1,768	1,777	(1)%	1,779	(1)%	1,775	1,779	0%
Operating Results

Gold production (thousands of ounces)[g]	988	1,043	(5)%	1,092	(10)%	3,021	3,234	(7)%

Gold sold (thousands of ounces)[g]	997	1,040	(4)%	1,071	(7)%	3,030	3,234	(6)%

Market gold price ($/oz)	1,729	1,871	(8)%	1,790	(3)%	1,824	1,800	1%

Realized gold price[b,g] ($/oz)	1,722	1,861	(7)%	1,771	(3)%	1,820	1,789	2%

Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,226	1,216	1%	1,122	9%	1,211	1,101	10%

Gold total cash costs[b,g] ($/oz)	891	855	4%	739	21%	859	728	18%

Gold all-in sustaining costs[b,g] ($/oz)	1,269	1,212	5%	1,034	23%	1,215	1,046	16%

Copper production (millions of pounds)[g]	123	120	3%	100	23%	344	289	19%

Copper sold (millions of pounds)[g]	120	113	6%	101	19%	346	310	12%

Market copper price ($/lb)	3.51	4.32	(19)%	4.25	(17)%	4.11	4.17	(1)%

Realized copper price[b,g] ($/lb)	3.24	3.72	(13)%	3.98	(19)%	3.86	4.21	(8)%

Copper cost of sales (Barrick’s share)[g,i] ($/lb)	2.30	2.11	9%	2.57	(11)%	2.21	2.36	(6)%

Copper C1 cash costs[b,g] ($/lb)	1.86	1.70	9%	1.85	1%	1.79	1.75	2%

Copper all-in sustaining costs[b,g] ($/lb)	3.13	2.87	9%	2.60	20%	2.96	2.52	17%
	As at 9/30/22	As at 6/30/22	% Change	As at 9/30/21	% Change
Financial Position ($ millions)

Debt (current and long-term)	5,095	5,144	(1)%	5,154	(1)%

Cash and equivalents	5,240	5,780	(9)%	5,043	4%

Debt, net of cash	(145)	(636)	(77)%	111	(231)%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.
b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.	Represents adjusted EBITDA divided by revenue.
d.	Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.

Total consolidated capital expenditures also includes capitalized interest of $8 million and $19 million, respectively, for the three and nine month periods ended September 30, 2022 (June 30, 2022: $6 million and September 30, 2021: $4 million and $11 million, respectively).

f.	Represents net cash provided by operating activities divided by revenue.
g.	On an attributable basis.
h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2022	4	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

GOLD PRODUCTION[a] (thousands of ounces)

1,092
1,203
990
1,043
988
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022

COPPER PRODUCTION[a] (millions of pounds)

100
126
101
120
123
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022

GOLD COST OF SALES[b], TOTAL CASH COSTS[c], AND ALL-IN SUSTAINING COSTS[c] ($ per ounce)

1,122
1,034
739
1,075
971
715
1,190
1,164
832
1,216
1,212
855
1,226
1,269
891
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Cost of sales
Total cash costs
AISC

COPPER COST OF SALES[b], C1 CASH COSTS[c], AND ALL-IN SUSTAINING COSTS[c] ($ per pound)

2.57
2.60
1.85
2.21
2.92
1.63
2.21
2.85
1.81
2.11
2.87
1.70
2.30
3.13
1.86
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Cost of sales
C1 cash costs
AISC

NET EARNINGS, ADJUSTED EBITDA[c] AND ADJUSTED EBITDA MARGIN[d]

59%
63%
58%
53%
46%
347
1,669
726
2,070
438
1,645
488
1,527
241
1,155
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Net earnings ($ millions)
Adjusted EBITDA ($ millions)
Adjusted EBITDA Margin (%)

ATTRIBUTABLE CAPITAL EXPENDITURES[e]

($ millions)

456
143
310
552
182
367
478
139
336
587
174
410
609
157
448
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Minesite sustaining
Project

OPERATING CASH FLOW AND FREE CASH FLOW[c]

$1,790
$1,795
$1,877
$1,871
$1,729
1,050
481
1,387
718
1,004
393
924
169
758
(34)
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Operating Cash Flow ($ millions)
Free Cash Flow ($ millions)
Gold Market Price ($/oz)

DIVIDENDS[f] (cents per share)

9
10
20
20
15
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022

a.	On an attributable basis.
b.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

c.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
d.	Represents adjusted EBITDA divided by revenue.
e.

Total attributable capital expenditures also includes capitalized interest. Minesite sustaining and project capital expenditures are non-GAAP financial performance measures. Further information on non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.

f.	Dividend per share declared in respect of the stated period, inclusive of the performance dividend.

BARRICK THIRD QUARTER 2022	5	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Factors affecting net earnings and adjusted net earnings1 - three months ended September 30, 2022 versus June 30, 2022

Net earnings attributable to equity holders of Barrick (“net earnings”) for the three months ended September 30, 2022 were $241 million compared to $488 million in the prior quarter. The decrease was primarily due to lower realized gold and copper prices1, as well as lower gold sales volume, partially offset by the combined $63 million gain on the sale of a portfolio of royalties to Maverix Metals Inc. and a portfolio of royalties by Nevada Gold Mines to Gold Royalty Corp.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $224 million for the three months ended September 30, 2022 was $195 million lower than the prior quarter. The decrease was primarily due to lower realized gold and copper prices1, as well as lower gold sales volume. The realized gold and copper prices1 were $1,722 per ounce and $3.24 per pound, respectively, in the three months ended September 30, 2022, compared to $1,861 per ounce and $3.72 per pound, respectively, in the prior quarter. Lower gold sales volume was mainly due to reduced irrigation flows at Veladero related to sub-zero temperatures, lower tonnes processed at Carlin, as well as lower grades and recovery at Turquoise Ridge. This was combined with lower production at Long Canyon following the completion of Phase 1 mining in May 2022, as previously disclosed. These factors were partially offset by a strong performance from Pueblo Viejo, mainly driven by higher throughput. Adjusted net earnings1 was also positively impacted by higher copper sales volume, while gold costs of sales per ounce2 remained relatively in line with the prior quarter.

Factors affecting net earnings and adjusted net earnings1 - three months ended September 30, 2022 versus September 30, 2021

Net earnings for the third quarter of 2022 were $241 million compared to $347 million in the same prior year period. The decrease was primarily due to lower realized gold and copper prices1, lower gold sales volume and higher gold cost of sales per ounce2. These factors were partially offset by the combined $63 million gain on the sale of a portfolio of royalties to Maverix Metals Inc. and a portfolio of royalties by Nevada Gold Mines to Gold Royalty Corp., as well as a favorable change in our closed mine rehabilitation as a result of higher discount rate assumptions.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $224 million in the third quarter of 2022 were $195 million lower than the same prior year period. The decrease was primarily due to lower realized gold and copper prices1, higher gold cost of sales per ounce2 and lower gold sales volume. The realized gold and copper prices1 were $1,722 per ounce and $3.24 per pound, respectively, in the three months ended September 30, 2022 compared to $1,771 per ounce and $3.98 per pound, respectively, in the same prior year period. The increase in gold cost of sales per ounce2 compared to the same prior year period was primarily due to higher input prices driven by energy, labor and consumables due to inflationary pressures initially related to supply chain issues, and then exacerbated by the

Russian invasion of Ukraine. These impacts were partially offset by lower copper cost of sales per pound2.

The significant adjusting items in the three months ended September 30, 2022 were:

∎

$49 million ($64 million before tax and non-controlling interests) in acquisition/disposition gains mainly relating to the sale of a portfolio of royalties to Maverix Metals Inc. and the sale of a portfolio of royalties by Nevada Gold Mines to Gold Royalty Corp.,

∎

$33 million ($27 million before tax and non-controlling interests) in other income adjustments primarily due to changes in our closed mine rehabilitation as a result of higher discount rate assumptions, partially offset by care and maintenance expenses at Porgera.

Refer to page 58 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting net earnings and adjusted net earnings1 - nine months ended September 30, 2022 versus September 30, 2021

Net earnings for the nine months ended September 30, 2022 were $1,167 million compared to $1,296 million in the same prior year period. The decrease was mainly due to the factors described further below, although also impacted by the following items:

∎

An impairment reversal of $86 million (no tax impact) at Lagunas Norte resulting from the agreement to sell our 100% interest in the Lagunas Norte mine, occurring in the prior year; partially offset by

∎

$99 million in current year significant tax adjustments mainly due to foreign currency translation gains and losses on tax balances, gain on sale of non-current assets, impairment charges and changes in the discount rate assumptions on our closed mine rehabilitation provision, compared to $154 million of prior year significant tax adjustments mainly due to deferred tax expense as a result of tax reform measures in Argentina, the foreign exchange impact on current tax expense in Peru and the remeasurement of deferred tax balances, the settlement of the Massawa Senegalese tax dispute and the recognition/ derecognition of our deferred taxes in various jurisdictions;

∎

$69 million ($86 million before tax and non-controlling interests) in acquisition/disposition gains, mainly relating to the sale of a portfolio of royalties to Maverix Metals Inc. and the sale of a portfolio of royalties by Nevada Gold Mines to Gold Royalty Corp.; and

∎

$124 million ($109 million before tax and non-controlling interests) in other income adjustments in the current year, primarily due to changes in our closed mine rehabilitation as a result of higher discount rate assumptions, partially offset by care and maintenance expenses at Porgera.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $1,106 million for the nine months ended September 30, 2022 were $333 million lower than the same prior year period. The decrease in adjusted net earnings was primarily due to a higher gold cost of sales per ounce2, and lower gold sales volumes, partially offset by a higher realized gold price1. The increase in gold cost of sales per

  Numerical annotations throughout the text of this document refer to the endnotes found on page 75.

BARRICK THIRD QUARTER 2022	6	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

ounce2 compared to the same prior year period was primarily due to higher input prices driven by energy, labor and consumables due to inflationary pressures initially related to supply chain issues, and then exacerbated by the Russian invasion of Ukraine. The lower gold sales volume was primarily a result of the completion of Phase 1 mining at Long Canyon in May 2022, lower grades processed at Pueblo Viejo, lower throughput and the transition to an underground-only mining operation from the fourth quarter of 2021 at Turquoise Ridge, as well as the end of mining at Buzwagi as the operation transitioned into closure in the third quarter of 2021. This was partially offset by higher production at Carlin as a result of the mechanical mill failure at the Goldstrike roaster which occurred in the same prior year period, and at Veladero as the mine was transitioning to Phase 6 of the leach pad in the first half of 2021. These impacts were partially offset by a higher realized gold price1. The realized gold price1 was $1,820 per ounce in the nine months ended September 30, 2022, compared to $1,789 per ounce in the same prior year period.

Refer to page 58 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended September 30, 2022 versus June 30, 2022

In the three months ended September 30, 2022, we generated $758 million in operating cash flow, compared to $924 million in the prior quarter. The decrease of $166 million was primarily due to lower realized gold and copper prices1, as well as lower gold sales volume. These factors were partially offset by higher copper sales volume, lower cash taxes paid and decreased interest paid as a result of the timing of semi-annual interest payments on our bonds, which occur in Q2 and Q4.

For the three months ended September 30, 2022, we recorded negative free cash flow1 of $34 million, compared to positive free cash flow1 of $169 million in the prior quarter, reflecting lower operating cash flows and higher capital expenditures. In the third quarter of 2022, capital expenditures on a cash basis were $792 million compared to $755 million in the prior quarter, due to an increase in minesite sustaining capital expenditures1, partially offset by a decrease in project capital expenditures1. Higher minesite sustaining capital expenditures1 mainly relates to higher spend on the Llagal tailings storage facility and the purchase of new mining equipment at Pueblo Viejo, combined with increased capitalized waste stripping to open up higher-grade areas at Lumwana. The decrease in project capital expenditures1 is primarily driven by project timelines and the timing of spend at North Mara, Veladero and Loulo-Gounkoto.

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended September 30, 2022 versus September 30, 2021

In the third quarter of 2022, we generated $758 million in operating cash flow, compared to $1,050 million in the same prior year period. The decrease of $292 million was primarily due to higher total cash costs per ounce1, lower realized gold and copper prices1, as well as lower gold sales volumes. This was combined with an unfavorable movement in working capital, mainly in accounts payable, partially offset by a favorable movement in accounts receivable. Operating cash flow was also positively impacted by lower cash taxes paid.

In the third quarter of 2022, we generated negative free cash flow1 of $34 million compared to a positive free cash flow1 of $481 million in the same prior year period. The decrease primarily reflects lower operating cash flows and higher capital expenditures. In the third quarter of 2022, capital expenditures on a cash basis were $792 million compared to $569 million in the third quarter of 2021. The increase in capital expenditures of $223 million was due to an increase in both minesite sustaining capital expenditures1 and project capital expenditures1. The increase in minesite sustaining capital expenditures1 is mainly due to increased capitalized waste stripping at Cortez, Lumwana and Carlin, combined with higher spend on the Llagal tailings storage facility and the purchase of new mining equipment at Pueblo Viejo. Project capital expenditures1 increased compared to the same prior year period, primarily due to the plant expansion and mine life extension project at Pueblo Viejo, combined with the ramp-up of open pit operations at North Mara.

Factors affecting Operating Cash Flow and Free Cash Flow1 - nine months ended September 30, 2022 versus September 30, 2021

For the nine months ended September 30, 2022, we generated $2,686 million in operating cash flow, compared to $2,991 million in the same prior year period. The decrease of $305 million was primarily due to higher total cash costs per ounce1, lower gold sales volumes, and a lower realized copper price1, partially offset by a higher realized gold price1. Operating cash flow was also positively impacted by lower cash taxes paid.

For the nine months ended September 30, 2022, we generated free cash flow1 of $528 million compared to $1,225 million in the same prior year period. The decrease primarily reflects higher capital expenditures and lower operating cash flows. In the nine months ended September 30, 2022, capital expenditures on a cash basis were $2,158 million compared to $1,766 million in the same prior year period resulting from an increase in both minesite sustaining capital expenditures1 and project capital expenditures1. Higher minesite sustaining capital expenditures1 is mainly due to increased capitalized waste stripping at Lumwana and Cortez, partially offset by lower capitalized waste stripping at Loulo-Gounkoto. The increase in project capital expenditures1 was primarily the result of the ongoing investment in the ramp-up of open pit operations that is expected to continue throughout the fourth quarter of 2022 at North Mara; the commencement of the solar plant expansion project at Loulo-Gounkoto; the development of the Phase 7 leach pad expansion project at Veladero; and the plant expansion and mine life extension project at Pueblo Viejo.

Key Business Developments

Credit Facility Extended and Sustainability-Linked Metrics Established

In May 2022, we completed an amendment and restatement of the company’s undrawn $3.0 billion revolving credit facility, including an extension of the termination date by one year to May 2027, replacement of LIBOR with SOFR as the reference rate for floating interest on any US dollar funds drawn (currently nil), and the establishment of sustainability-linked metrics.

BARRICK THIRD QUARTER 2022	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

The sustainability-linked metrics incorporated into the revolving credit facility consist of annual environmental and social performance targets directly influenced by Barrick’s actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 greenhouse gas emissions intensity, water use efficiency (reuse and recycling rates), and Total Recordable Injury Frequency Rate (“TRIFR”)3. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set.

Performance Dividend Policy

At the February 15, 2022 meeting, the Board of Directors approved a performance dividend policy that will enhance the return to shareholders when the Company’s liquidity is strong. In addition to our base dividend, the amount of the performance dividend on a quarterly basis will be based on the amount of cash, net of debt, on our consolidated balance sheet at the end of each quarter as per the schedule below. Reflecting this policy, a quarterly dividend payment of $0.15 per share was declared by the Board of Directors at the November 2, 2022 meeting, comprised of a base dividend of $0.10 per share and a performance dividend enhancement of $0.05 per share based on our September 30, 2022 consolidated balance sheet. This follows dividend payments of $0.20 per share declared and paid in respect of the first and second quarters of 2022.

Performance Dividend Level	Threshold Level	Quarterly Base Dividend	Quarterly Performance Dividend	Quarterly Total Dividend
Level I	Net cash	$0.10	$0.00	$0.10
	<$0	per share	per share	per share
	Net cash	$0.10 per share	$0.05 per share	$0.15 per share
Level II	>$0 and
<$0.5B
	Net cash	$0.10 per share	$0.10 per share	$0.20 per share
Level III	>$0.5B
and <$1B
Level IV	Net cash	$0.10	$0.15	$0.25
	>$1B	per share	per share	per share

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board.

Share Buyback Program

At the February 15, 2022 meeting, the Board of Directors authorized a share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months. As at September 30, 2022, we have purchased $322 million of shares under this program, including $8 million that settled in the fourth quarter of 2022.

The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

Reconstituted Reko Diq Project

Barrick and the governments of Pakistan and Balochistan have reached agreement in principle on a framework that provides for the reconstitution of the Reko Diq project in the country’s Balochistan province. The project, which was suspended in 2011 due to a dispute over the legality of its licensing process, hosts one of the world’s largest undeveloped open pit copper-gold porphyry deposits.

The reconstituted project will be held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Government of Balochistan, an additional 15% held by a special purpose company owned by the Government of Balochistan and 25% owned by other federal state-owned enterprises.

Barrick will be the operator of the project and will be granted mining leases, an exploration license, surface rights and a mineral agreement stabilizing the fiscal regime applicable to the project for a specified period. The process to finalize and approve definitive agreements, including the stabilization of the fiscal regime pursuant to the mineral agreement, will involve the federal and provincial governments, as well as the Supreme Court of Pakistan. To this end, on October 15, 2022, the President of Pakistan filed a reference to the Supreme Court of Pakistan seeking an advisory opinion with respect to the proposed transaction. In addition to the transaction documents, the reference will place a proposed Investment Protection Bill before the Supreme Court. Assuming the Supreme Court issues a favorable opinion, the Government will seek to obtain passage of the new Investment Protection Bill into law by the Parliament of Pakistan. These steps are important conditions to closing. If the definitive agreements are executed and the conditions to closing are satisfied, the project will be reconstituted, including the resolution of the damages originally awarded by the International Centre for the Settlement of Investment Disputes and disputed in the International Chamber of Commerce. On closing, Barrick will start a full update of the project’s 2010 feasibility and 2011 expansion prefeasibility studies. Refer to notes 13 and 18 to the Financial Statements for more information.

Porgera Special Mining Lease

On April 9, 2021, BNL signed a binding Framework Agreement with the Independent State of Papua New Guinea (“PNG”) and Kumul Minerals Holdings Limited (“Kumul Minerals”), a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the more detailed Porgera Project Commencement Agreement (the “Commencement Agreement”). The Commencement Agreement was signed by PNG, Kumul Minerals, BNL and its affiliate Porgera (Jersey) Limited on October 15, 2021, and it became effective on February 3, 2022, following signature by Mineral Resources Enga Limited (“MRE”), the holder of the remaining 5% of the original Porgera joint venture. The Commencement Agreement reflects the commercial terms previously agreed to under the Framework Agreement, namely that PNG stakeholders will receive a 51% equity stake in the Porgera mine, with the remaining 49% to be held by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group. Accordingly, following the implementation of the Commencement Agreement, Barrick’s current 47.5% interest in the Porgera mine is expected to be reduced to a 24.5% interest as

BARRICK THIRD QUARTER 2022	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

reflected in Barrick’s reserve and resource estimates for Porgera. BNL will retain operatorship of the mine. The Commencement Agreement also provides that PNG stakeholders and BNL and its affiliates will share the economic benefits derived from the reopened Porgera Mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of PNG will retain the option to acquire BNL’s or its affiliate’s 49% equity participation at fair market value after 10 years.

The provisions of the Commencement Agreement will be implemented, and work to recommence full mine operations at Porgera will begin, following the execution of a number of definitive agreements and satisfaction of a number of conditions, including the resolution of BNL’s objections to amended tax assessments issued by the PNG Internal Revenue Commission (“IRC”) for 2006 through 2015. One such definitive agreement, the Shareholders’ Agreement for the new Porgera joint venture company was executed by BNL’s affiliate, Porgera (Jersey) Limited, the state-owned Kumul Minerals (Porgera) Limited, and MRE on September 13, 2022 (a previous version of the Shareholders’ Agreement had been signed by the BNL and Kumul parties in April 2022, but was not signed by MRE and therefore, did not take effect). This cleared the way for the incorporation of the new Porgera joint venture company on September 22, 2022. The Porgera joint venture company will next apply for a new Special Mining Lease, the receipt of which is a condition of the Porgera mine’s reopening. On April 21, 2022, the PNG National Parliament passed legislation to provide, among other things, certain agreed tax exemptions and tax stability for the new Porgera joint venture. The passage of this legislation marks an important step toward the reopening of the Porgera mine and satisfies one of the key obligations of the PNG Government under the Commencement Agreement. This legislation was certified on May 30, 2022 and will come into effect following a public notice process under PNG law.

Other definitive agreements, which remain to be concluded, include an Operatorship Agreement pursuant to which BNL will operate the Porgera mine, as well as a Mine Development Contract to accompany the new Special Mining Lease to be held by the new Porgera joint venture company. Under the terms of the Commencement Agreement, BNL will remain in possession of the site and maintain the mine on care and maintenance.

Porgera continues to be excluded from our 2022 guidance. We expect to update our guidance following the execution of all of the definitive agreements to implement the binding Commencement Agreement, the satisfaction of the remaining conditions to reopening, including the resolution of BNL’s objections to the IRC tax assessments for 2006 through 2015, and the finalization of a timeline for the resumption of full mine operations. Refer to notes 13 and 18 to the Financial Statements for more information.

Covid-19 Pandemic

Barrick continues to work closely with our local communities on managing the impacts of the Covid-19 pandemic on our people and business. Our operations are not currently being impacted in any significant manner, although we recognize the situation remains dynamic. We continue to monitor developments around the world and believe we have positioned Barrick as best we can.

Mineral Resource Management Executive Changes

After 26 years of dedicated service, Rod Quick resigned his position as Mineral Resource Management and Evaluation Executive on September 30, 2022 and will be departing Barrick at the end of the year. Mr. Quick joined Randgold Resources in 1996 and was involved in the exploration, evaluation, and production phases of all of Randgold’s projects since the discovery and development of the Morila gold mine. He became responsible for all project development and evaluation for Randgold in 2009 and assumed the Mineral Resource Management and Evaluation Executive role with Barrick upon the merger with Randgold in 2019. Mr. Quick was succeeded by Simon Bottoms effective October 1, 2022. Mr. Bottoms joined Randgold in 2013 and has served as the Mineral Resource Manager for Barrick’s Africa and Middle East region since the merger with Randgold.

Nevada Gold Mines Management Changes

After 19 years of distinguished service, Greg Walker will be retiring from Barrick at the end of the year. Mr. Walker joined Barrick in 2003 and has held progressively senior operational leadership roles during his tenure at Barrick, including as Senior Vice President, Operational and Technical Excellence before his appointment as Executive Managing Director, Nevada Gold Mines in 2019. Mr. Walker was succeeded by Peter Richardson who was appointed Executive Managing Director, Nevada Gold Mines on November 2, 2022. Mr. Richardson brings a diversified background with extensive experience in process engineering, project management, strategy and business development, as well as mining operations leadership. He was formerly Senior Vice President and Chief Operating Officer for Lundin Mining Corp. Mr. Walker will serve as Technical Advisor to Nevada Gold Mines until his retirement on December 31, 2022.

Africa and Middle East Regional Management Changes

After 13 years of dedicated service, Willem Jacobs retired as Barrick’s Chief Operating Officer for the Africa and the Middle East region at the end of June 2022. Mr. Jacobs was initially employed by Randgold Resources as the Chief Operating Officer for Central and East Africa before assuming his current role at the time of the merger with Randgold.

Mr. Jacobs was succeeded by Sebastiaan Bock. Mr. Bock joined Randgold in 2008 and has served as Senior Vice-President, Chief Financial Officer for Barrick’s Africa and Middle East region since the merger with Randgold.

Legal Executive Changes

On April 1, 2022, after 25 years of distinguished service, Rich Haddock transitioned from his position as General Counsel to a new role as Legal Advisor to Barrick. Over his tenure, Mr. Haddock played a critical role across the business, including most recently the framework agreement that provides for the reconstitution of the Reko Diq project.

Poupak Bahamin was appointed to the role of General Counsel on April 1, 2022. Ms. Bahamin has over 25 years of experience practicing law and joined Barrick in February 2020, after nine years as a partner with Norton Rose Fulbright.

BARRICK THIRD QUARTER 2022	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Environmental, Social and Governance (“ESG”)

At Barrick, sustainability is entrenched in our DNA: our sustainability strategy is our business plan.

Our approach to sustainability is integrated and holistic; sustainability aspects and impacts do not occur in silos, but rather overlap and interlink, and must be tackled in conjunction with, and reference to, each other. We call this approach Holistic and Integrated Sustainability Management. Although we integrate our sustainability management, we discuss our sustainability strategy within four overarching pillars: (1) ensuring we respect human rights; (2) protecting the health and safety of our people and local communities; (3) sharing the benefits of our operations; and (4) managing our impacts on the environment.

We implement this strategy by blending top-down accountability with bottom-up responsibility. This means we place the day-to-day ownership of sustainability, and the associated risks and opportunities, in the hands of individual sites. In the same way that each site must manage its geological, operational and technical capabilities to meet business objectives, it must also manage and identify programs, metrics, and targets that measure progress and deliver real value for the business and our stakeholders, including our host countries and local communities. The Group Sustainability Executive, supported by regional sustainability leads, provides oversight and direction over this site-level ownership, to ensure alignment with the strategic priorities of the overall business.

Governance

The bedrock of our sustainability strategy is strong governance. Our most senior management-level body dedicated to sustainability is the Environmental and Social Oversight Committee (“E&S Committee”), which connects site-level ownership of our sustainability strategy with the leadership of the Group. It is chaired by the President and Chief Executive Officer and includes: (1) regional Chief Operating Officers; (2) minesite General Managers; (3) Health, Safety, Environment and Closure Leads; (4) the Group Sustainability Executive; (5) in-house legal counsel; and (6) an independent sustainability consultant in an advisory role. The E&S Committee meets on a quarterly basis to review our performance across a range of key performance indicators, and to provide independent oversight and review of sustainability management.

The President and Chief Executive Officer reviews the reports of the E&S Committee with the Board’s Environmental, Social, Governance & Nominating Committee (“ESG & Nominating Committee”). The reports are reviewed to ensure the implementation of our sustainability policies and to drive performance of our environmental, health and safety, corporate social responsibility, and human rights programs.

This is supplemented by weekly meetings, at a minimum, between the Regional Sustainability Leads and the Group Sustainability Executive. These meetings examine the sustainability-related risks and opportunities facing the business in real time, as well as the progress and issues integrated into weekly Executive Committee review meetings.

Our 2021 Sustainability Report once again highlighted our performance in our industry-first Sustainability Scorecard, which accounts for 25% of the long-term incentive awards for senior leaders as part of the Barrick Partnership Plan. As we strive for continued strong performance, the Sustainability Scorecard targets and metrics were updated in the 2021 Sustainability Report for 2022. The E&S Committee tracks our progress against 2022 metrics.

In the third quarter of 2022 we hosted our Annual Sustainability Day Update, in which we presented the key outcomes of our 2021 Sustainability Report to shareholders and stakeholders. The session included a discussion session where attendees could ask questions and engage with Barrick leadership. The Sustainability Day Update was well attended and well received.

Human rights

Our commitment to respect human rights is codified in our standalone Human Rights Policy and informed by the expectations of the UN Guiding Principles on Business and Human Rights, the Voluntary Principles on Security and Human Rights and the OECD Guidelines for Multinational Enterprises. This commitment is fulfilled on the ground via our Human Rights Program, the fundamental principles of which include: monitoring and reporting, due diligence, training, as well as disciplinary action and remedy.

We continue to assess and manage security and human rights risks at all our operations and provide security and human rights training to security forces across our sites.

Safety

We are committed to the safety, health and well-being of our people, their families and the communities in which we operate. Our safety vision is “Every person going home safe and healthy every day.”

We continue to implement our “Journey to Zero Harm” initiative which is focused on engagement with our workforce through Visible Felt Leadership, and by aligning and improving our standards across the Group, ensuring accountability to our safety commitments, and ensuring our employees are fit for duty.

We report our safety performance quarterly as both part of our E&S Committee meetings and to the ESG & Nominating Committee. Our safety performance is a regular standing agenda item on our weekly Executive Committee review meeting.

Safety key performance indicators for the third quarter of 2022 include our Lost Time Injury Frequency Rate (“LTIFR”)3 at 0.32 and our TRIFR3 at 1.28. The LTIFR improved by 3% from the first quarter, but the TRIFR increased from the second quarter of 2022 by 8%.

Unfortunately, on September 13, 2022, an incident occurred at Pueblo Viejo which resulted in the tragic fatality of a contractor. This is the third fatality of 2022, following two in the first quarter. Immediate fatality prevention controls and actions were identified associated with the incident and safety reviews were undertaken at all sites across the Group. The fatality incident investigation is underway.

Safety starts with our people and their behavior, and ensuring this message is embedded throughout our entire workforce, with emphasis placed on ensuring our people live and demonstrate safe behaviors and do not compromise on safety standards.

BARRICK THIRD QUARTER 2022	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Social

We regard our host communities and countries as important partners in our business. Our sustainability policies commit us to transparency in our relationships with host communities, government authorities, the public and other key stakeholders. Through these policies, we commit to conducting our business with integrity and with absolute opposition to corruption. We require our suppliers to operate ethically and responsibly as a condition of doing business with us.

Community and economic development

Our commitment to social and economic development is set out in our overarching Sustainable Development and Social Performance policies. Mining has been identified as vital for the achievement of the UN Sustainable Development Goals (“SDGs”), not only for its role in providing the minerals needed to enable the transition to a lower carbon intensive economy, but also because of its ability to drive socioeconomic development and build resilience. Creating long-term value and sharing economic benefits is at the heart of our approach to sustainability, as well as community development. This approach is encapsulated in three concepts:

The primacy of partnership: this means that we invest in real partnerships with mutual responsibility. Partnerships include local communities, suppliers, government, and organizations, and this approach is epitomized through our community development committees (“CDCs”) with community development initiatives and investments.

Sharing the benefits: We hire and buy local wherever possible as this injects and keeps money in our local communities and host countries. By doing this, we build capacity, community resilience and create opportunity. We also invest in community development through our CDCs. Sharing the benefits also means paying our fair share of taxes, royalties and dividends and doing so transparently, primarily through the reporting mechanism of the Canadian Extractive Sector Transparency Measures Act (“ESTMA”). In April 2022, we published our first Tax Contribution Report which sets out, in detail, our economic contributions to host governments.

Engaging and listening to stakeholders: We develop tailored stakeholder engagement plans for every operation and the business as a whole. These plans guide and document how often we engage with various stakeholder groups and allow us to proactively deal with issues before they escalate into significant risks.

We continued our community development initiatives through the CDCs during the quarter. We invested more than $8 million in local community development projects during the third quarter of 2022.

Environment

We know the environment in which we work and our host communities are inextricably linked, and we apply a holistic and integrated approach to sustainability management. Being responsible stewards of the environment by applying the highest standards of environmental management, using natural resources and energy efficiently, recycling and reducing waste and working to protect biodiversity, we can deliver significant cost savings to our business, reduce future liabilities and help build stronger stakeholder relationships. Environmental matters such as how we use water, prevent incidents, manage tailings, respond to changing climate, and protection of biodiversity are key areas of focus.

We maintained our strong track record of stewardship and did not record any Class 14 environmental incidents during the third quarter of 2022 or for the year to date.

Climate Change

The ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs and performance relating to sustainability and the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which are regularly reviewed by the Audit & Risk Committee.

Barrick’s climate change strategy has three pillars: (1) identify, understand and mitigate the risks associated with climate change; (2) measure and reduce our greenhouse gas (“GHG”) emissions across our operations and value chain; and (3) improve our disclosure on climate change. The three pillars of our climate change strategy do not focus solely on the development of emissions reduction targets, rather, we integrate and consider aspects of biodiversity protection, water management and community resilience in our approach.

We are acutely aware of the impacts that climate change has on our host communities and countries, particularly developing nations who are often most vulnerable. As the world economy transitions to renewable power, it is imperative that developing nations are not left behind. As a responsible business, we have focused our efforts on building resilience in our host communities and countries, just as we do for our business. Our climate disclosure is based on the recommendations of the Task Force on Climate-Related Financial Disclosures (“TCFD”).

Identify, understand and mitigate the risks associated with climate change

We identify and manage risks, build resilience to climate change, as well as position ourselves for new opportunities. Climate change-related factors continue to be incorporated into our formal risk assessment process. We have identified several climate-related risks and opportunities for our business including: physical impacts of climate change; an increase in regulations that seek to address climate change; and an increase in global investment in innovation and low-carbon technologies. The risk assessment process includes scenario analysis, which is being rolled out to all sites with an initial focus on our Tier One Gold Assets5, to assess site-specific climate related risks and opportunities. We expect to complete this asset-level physical and transitional risk assessment at our Tier One Gold Assets early in 2023 and will disclose key findings in our 2022 Sustainability Report.

Measure and reduce the Group’s impact on climate change

Mining is an energy-intensive business, and we understand the important link between energy use and GHG emissions. By measuring and effectively managing our energy use, we can reduce our GHG emissions, achieve more efficient production, and reduce our costs.

BARRICK THIRD QUARTER 2022	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

We have climate champions at each site that are tasked with identifying roadmaps and assessing feasibility for our GHG emissions reductions and carbon offsets for hard-to-abate emissions. Any carbon offsets that we pursue must have appropriate socio-economic and/or biodiversity benefits. We have published an achievable emissions reduction roadmap and continue to assess further reduction opportunities across our operations. This roadmap is published in our 2021 Sustainability Report and includes committed-capital projects and projects under investigation that are reliant on technological advances.

We have also undertaken extensive work across our value chain in quantifying our Scope 3 (indirect value chain) emissions. This work has enabled us to develop a Scope 3 engagement roadmap that we will implement with our suppliers to set meaningful and measurable reduction targets, in line with the commitments made through the ICMM Climate Position Paper. Our Scope 3 emissions and engagement roadmap are also included in our 2021 Sustainability Report.

Improve our disclosure on climate change

As part of our commitment to improve our disclosure on climate change, our Sustainability Report is developed in line with the TCFD recommendations. In addition, we complete the annual CDP (formerly known as the Carbon Disclosure Project) Climate Change and Water Security questionnaires. This ensures our investor-relevant water use, emissions and climate data is widely available.

Emissions

As detailed in our 2021 Sustainability Report, Barrick’s GHG emissions reduction target is for a minimum 30% reduction by 2030 against our 2018 baseline, while maintaining a steady production profile. The basis of this reduction is against a 2018 baseline of 7,541 ktCO2-e.

Our emissions reduction target is grounded in climate science and has a detailed pathway for achievement. Our target is not static and will be updated as we continue to identify and implement new GHG reduction opportunities.

Ultimately, our vision is net zero GHG emissions by 2050, achieved primarily through GHG reductions, with some offsets for hard-to-abate emissions. Site-level plans to improve energy efficiency, integrate clean and renewable energy sources and reduce GHG emissions will also be strengthened. We plan to supplement our corporate emissions reduction target with context-based site-specific emissions reduction targets.

During the third quarter of 2022, the Group’s total Scope 1 and 2 (location-based) GHG emissions were 1,950 kt CO2-e. The Group’s year to date Scope 1 and 2 (location-based) GHG emissions remain 2% below the emissions for the same period in 2021.

Water

Water is a vital and increasingly scarce global resource. Managing and using water responsibly is one of the most critical parts of our sustainability strategy. Our commitment to responsible water use is codified in our Environmental Policy. Steady, reliable access to water is critical to the effective operation of our mines. Access to water is also a fundamental human right.

Understanding the water stress in the regions we operate enables us to better understand the risks and manage our water resources through site-specific water balances, based on the International Council on Mining and Metals’ (“ICMM”) Water Accounting Framework, aimed at minimizing our water withdrawal and maximizing water reuse and recycling within our operations.

We include each mine’s water risks in its operational risk register. These risks are then aggregated and incorporated into the corporate risk register. Our identified water-related risks include: (1) managing excess water in regions with high rainfall; (2) maintaining access to water in arid areas and regions prone to water scarcity; and (3) regulatory risks related to permitting limits as well as municipal and national regulations for water use.

We set an annual water recycling and reuse target of 80% for 2022. Our water recycling and reuse rate for the third quarter of 2022 was 83%.

Tailings

We are committed to ensuring our tailings storage facilities (“TSFs”) meet global best practices for safety. Our TSFs are carefully engineered and regularly inspected, particularly those in regions with high rainfall and seismic events.

We continue to progress our compliance to the Global Industry Standard for Tailings Management (“GISTM”) and have completed the consequence classification for a majority of our sites. Sites are currently working to complete a gap assessment against the GISTM using the Conformance Protocols developed by the ICMM.

Biodiversity

Biodiversity underpins many of the ecosystem services on which our mines and their surrounding communities depend. If improperly managed, mining and exploration activities have the potential to negatively affect biodiversity and ecosystem services. Protecting biodiversity and preventing nature loss is also critical and inextricably linked to the fight against climate change. We work to proactively manage our impact on biodiversity and strive to protect the ecosystems in which we operate. Wherever possible, we aim to achieve a net neutral biodiversity impact, particularly for ecologically sensitive environments.

We continue to work to implement our Biodiversity Action Plans (“BAPs”), which have been established at all our operational sites, during 2022. The BAPs outline our strategy to achieve net-neutral impacts for all key biodiversity features and their associated management plans.

BARRICK THIRD QUARTER 2022	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Full Year 2022 Outlook

We continue to expect 2022 gold production to be at the low end of the guidance range of 4.2 to 4.6 million ounces. As previously guided, the Company’s gold production is expected to be the strongest in the fourth quarter of 2022. This is mainly driven by Cortez due to production from the next mining phase at Crossroads, together with higher open pit grades from Carlin.

Operations at Turquoise Ridge have been disrupted by unplanned maintenance events at the Sage autoclave in the third quarter of 2022, which has also impacted recovery. In combination with lower underground tonnes mined, 2022 production at Turquoise Ridge is now expected to be below the annual guidance range of 330 to 370 thousand ounces. In addition, Hemlo is also expected to be below the 2022 guidance range of 160 to 180 thousand ounces following lower production in the third quarter driven by lower ore grades mined and processed, as well as an impact to mining productivity from the temporary water inflow that occurred late in the second quarter of 2022.

Our 2022 gold guidance continues to exclude Porgera. We expect to update our guidance to include Porgera following both the execution of all of the definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations.

Our 2022 gold cost guidance, which includes cost of sales of $1,070 to $1,150 per ounce2, total cash costs of $730 to $790 per ounce1 and all-in sustaining costs of $1,040 to $1,120 per ounce1, were based on a gold price assumption of $1,700 per ounce and a WTI oil price assumption of $65 per barrel. We have previously disclosed a sensitivity of approximately $5 per ounce and $6 per ounce on our 2022 gold cost guidance metrics, respectively, for every $100 per ounce change in the gold price and $10 per barrel change in the WTI oil price (based on our diesel consumption). Accordingly, given the higher year-to-date gold prices and the continuing impact that the invasion of Ukraine by Russia has had on global energy prices, we now expect to exceed our gold cost guidance ranges for 2022. Global energy prices remain extremely volatile and consequently, the ultimate impact on our cost profile is difficult to predict. However, the higher production anticipated in the fourth quarter of 2022 is expected to result in the strongest quarterly operating cost performance for the year.

We continue to expect 2022 copper production to be at the midpoint of the guidance range of 420 to 470 million pounds. Production at Lumwana is expected to be lowest in the fourth quarter for the year, with increased waste stripping and a plant maintenance shutdown expected during this period. Our copper cost guidance metrics for 2022 remain unchanged, which are based on a copper price assumption of $4.00 per pound.

Taking into account the risks and sensitivities as discussed above, 2022 Company guidance is detailed below, inclusive of the key assumptions that were used as the basis for this guidance as released on February 16, 2022.

Company Guidance	2022
($ millions, except per ounce/pound data)	Estimate
Gold production (millions of ounces)	4.20 - 4.60

Gold cost metrics

Cost of sales - gold ($/oz)	1,070 - 1,150

Total cash costs ($/oz)[a]	730 - 790

Depreciation ($/oz)	300 - 330

All-in sustaining costs ($/oz)[a]	1,040 - 1,120
Copper production (millions of pounds)	420 - 470

Copper cost metrics

Cost of sales - copper ($/lb)	2.20 - 2.50

C1 cash costs ($/lb)[a]	1.70 - 1.90

Depreciation ($/lb)	0.70 - 0.80

All-in sustaining costs ($/lb)[a]	2.70 - 3.00
Exploration and project expenses	310 - 350

Exploration and evaluation	180 - 200

Project expenses	130 - 150

General and administrative expenses	~180

Corporate administration	~130

Share-based compensation[b]	~50

Other expense	50 - 70

Finance costs, net	330 - 370

Attributable capital expenditures:

Attributable minesite sustaining[a]	1,350 - 1,550

Attributable project[a]	550 - 650

Total attributable capital expenditures	1,900 - 2,200

Effective income tax rate[c]	27% - 32%
Key assumptions (used for guidance)

Gold Price ($/oz)	1,700

Copper Price ($/lb)	4.00

Oil Price (WTI) ($/barrel)	65

AUD Exchange Rate (AUD:USD)	0.75

ARS Exchange Rate (USD:ARS)	100

CAD Exchange Rate (USD:CAD)	1.30

CLP Exchange Rate (USD:CLP)	800

EUR Exchange Rate (EUR:USD)	1.20

a.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
b.	Based on a one-month trailing average ending December 31, 2021 of US$19.23 per share.
c.	Based on key assumptions included in this table.

BARRICK THIRD QUARTER 2022	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Operating Division Guidance

Our 2022 forecast gold and copper production, cost of salesa, total cash costsb, all-in sustaining costsb, and C1 cash costsb ranges by operating division are as follows:

Operating Division	2022 forecast attributable production (000s ozs)	2022 forecast cost of sales[a] ($/oz)	2022 forecast total cash costs[b] ($/oz)	2022 forecast all-in sustaining costs[b] ($/oz)

Gold

Carlin (61.5%)[c]	950 - 1,030	900 - 980	730 - 790	1,020 - 1,100

Cortez (61.5%)[d]	480 - 530	970 - 1,050	650 - 710	1,010 - 1,090

Turquoise Ridge (61.5%)	330 - 370	1,110 - 1,190	770 - 830	930 - 1,010

Phoenix (61.5%)	90 - 120	2,000 - 2,080	720 - 780	890 - 970

Long Canyon (61.5%)	40 - 50	1,420 - 1,500	540 - 600	540 - 620

Nevada Gold Mines (61.5%)	1,900 - 2,100	1,020 - 1,100	710 - 770	990 - 1,070

Hemlo	160 - 180	1,340 - 1,420	1,140 - 1,200	1,510 - 1,590

North America	2,100 - 2,300	1,050 - 1,130	740 - 800	1,040 - 1,120

Pueblo Viejo (60%)	400 - 440	1,070 - 1,150	670 - 730	910 - 990

Veladero (50%)	220 - 240	1,210 - 1,290	740 - 800	1,270 - 1,350

Porgera (47.5%)[e]	—	—	—	—

Latin America & Asia Pacific	620 - 680	1,140 - 1,220	700 - 760	1,040 - 1,120

Loulo-Gounkoto (80%)	510 - 560	1,070 - 1,150	680 - 740	940 - 1,020

Kibali (45%)	340 - 380	990 - 1,070	600 - 660	800 - 880

North Mara (84%)	230 - 260	820 - 900	670 - 730	930 - 1,010

Bulyanhulu (84%)	180 - 210	950 - 1,030	630 - 690	850 - 930

Tongon (89.7%)	170 - 200	1,700 - 1,780	1,220 - 1,280	1,400 - 1,480

Africa & Middle East	1,450 - 1,600	1,070 - 1,150	720 - 780	950 - 1,030

Total Attributable to Barrick[f,g,h]	4,200 - 4,600	1,070 - 1,150	730 - 790	1,040 - 1,120

	2022 forecast attributable production (M lbs)	2022 forecast cost of sales[a] ($/lb)	2022 forecast C1 cash costs[b] ($/lb)	2022 forecast all-in sustaining costs[b] ($/lb)

Copper

Lumwana	250 - 280	2.20 - 2.50	1.60 - 1.80	3.10 - 3.40

Zaldívar (50%)	100 - 120	2.70 - 3.00	2.00 - 2.20	2.50 - 2.80

Jabal Sayid (50%)	70 - 80	1.40 - 1.70	1.30 - 1.50	1.30 - 1.60

Total Copper[g]	420 - 470	2.20 - 2.50	1.70 - 1.90	2.70 - 3.00

a.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.	Included within our 61.5% interest in Carlin is Nevada Gold Mines’ 100% interest in South Arturo.
d.	Includes Goldrush.
e.

Porgera was placed on temporary care and maintenance on April 25, 2020 and remains excluded from our 2022 guidance. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to page 8 for further details.

f.	Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.
g.

Operating division guidance ranges reflect expectations at each individual operating division and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina which is producing incidental ounces while in closure.

h.	Includes corporate administration costs.

BARRICK THIRD QUARTER 2022	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Production and Cost Summary - Gold

	For the three months ended
	9/30/22	6/30/22	% Change	9/30/21	% Change

Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz)	425	462	(8)%	495	(14)%

Cost of sales ($/oz)	1,242	1,171	6%	1,123	11%

Total cash costs ($/oz)[b]	924	856	8%	734	26%

All-in sustaining costs ($/oz)[b]	1,333	1,238	8%	975	37%

Carlin (61.5%)[c]

Gold produced (000s oz)	229	243	(6)%	209	10%

Cost of sales ($/oz)	1,137	1,042	9%	1,017	12%

Total cash costs ($/oz)[b]	943	862	9%	814	16%

All-in sustaining costs ($/oz)[b]	1,304	1,192	9%	1,124	16%

Cortez (61.5%)[d]

Gold produced (000s oz)	98	97	1%	130	(25)%

Cost of sales ($/oz)	1,056	1,168	(10)%	1,164	(9)%

Total cash costs ($/oz)[b]	770	850	(9)%	800	(4)%

All-in sustaining costs ($/oz)[b]	1,426	1,538	(7)%	1,065	34%

Turquoise Ridge (61.5%)

Gold produced (000s oz)	62	75	(17)%	82	(24)%

Cost of sales ($/oz)	1,509	1,289	17%	1,169	29%

Total cash costs ($/oz)[b]	1,105	928	19%	788	40%

All-in sustaining costs ($/oz)[b]	1,423	1,195	19%	943	51%

Phoenix (61.5%)[c]

Gold produced (000s oz)	30	26	15%	31	(3)%

Cost of sales ($/oz)	1,964	2,114	(7)%	1,777	11%

Total cash costs ($/oz)[b]	953	895	6%	499	91%

All-in sustaining costs ($/oz)[b]	1,084	1,152	(6)%	582	86%

Long Canyon (61.5%)

Gold produced (000s oz)	6	21	(71)%	43	(86)%

Cost of sales ($/oz)	1,769	1,280	38%	796	122%

Total cash costs ($/oz)[b]	662	450	47%	201	229%

All-in sustaining costs ($/oz)[b]	684	459	49%	251	173%

Pueblo Viejo (60%)

Gold produced (000s oz)	121	105	15%	127	(5)%

Cost of sales ($/oz)	1,097	1,154	(5)%	895	23%

Total cash costs ($/oz)[b]	733	724	1%	521	41%

All-in sustaining costs ($/oz)[b]	1,063	1,024	4%	728	46%

Loulo-Gounkoto (80%)

Gold produced (000s oz)	130	140	(7)%	137	(5)%

Cost of sales ($/oz)	1,220	1,093	12%	1,109	10%

Total cash costs ($/oz)[b]	845	730	16%	708	19%

All-in sustaining costs ($/oz)[b]	1,216	1,013	20%	1,056	15%

Kibali (45%)

Gold produced (000s oz)	83	81	2%	95	(13)%

Cost of sales ($/oz)	1,047	1,164	(10)%	987	6%

Total cash costs ($/oz)[b]	731	738	(1)%	597	22%

All-in sustaining costs ($/oz)[b]	876	946	(7)%	751	17%

Veladero (50%)

Gold produced (000s oz)	41	58	(29)%	48	(15)%

Cost of sales ($/oz)	1,430	1,369	4%	1,315	9%

Total cash costs ($/oz)[b]	893	861	4%	882	1%

All-in sustaining costs ($/oz)[b]	1,570	1,461	7%	1,571	0%

Porgera (47.5%)[e]

Gold produced (000s oz)	—	—	— %	—	— %

Cost of sales ($/oz)	—	—	— %	—	— %

Total cash costs ($/oz)[b]	—	—	— %	—	— %

All-in sustaining costs ($/oz)[b]	—	—	— %	—	— %

BARRICK THIRD QUARTER 2022	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Production and Cost Summary - Gold (continued)

	For the three months ended
	9/30/22	6/30/22	% Change	9/30/21	% Change

Tongon (89.7%)

Gold produced (000s oz)	41	41	0%	41	0%

Cost of sales ($/oz)	1,744	2,025	(14)%	1,579	10%

Total cash costs ($/oz)[b]	1,462	1,558	(6)%	1,139	28%

All-in sustaining costs ($/oz)[b]	1,607	1,655	(3)%	1,329	21%

Hemlo

Gold produced (000s oz)	28	36	(22)%	26	8%

Cost of sales ($/oz)	1,670	1,698	(2)%	1,870	(11)%

Total cash costs ($/oz)[b]	1,446	1,489	(3)%	1,493	(3)%

All-in sustaining costs ($/oz)[b]	1,865	1,804	3%	2,276	(18)%

North Mara (84%)

Gold produced (000s oz)	71	66	8%	66	8%

Cost of sales ($/oz)	956	1,060	(10)%	993	(4)%

Total cash costs ($/oz)[b]	737	756	(3)%	796	(7)%

All-in sustaining costs ($/oz)[b]	951	957	(1)%	985	(3)%

Buzwagi (84%)[f]

Gold produced (000s oz)				4

Cost of sales ($/oz)				1,000

Total cash costs ($/oz)[b]				967

All-in sustaining costs ($/oz)[b]				970

Bulyanhulu (84%)

Gold produced (000s oz)	48	54	(11)%	53	(9)%

Cost of sales ($/oz)	1,229	1,163	6%	1,073	15%

Total cash costs ($/oz)[b]	898	836	7%	724	24%

All-in sustaining costs ($/oz)[b]	1,170	1,094	7%	827	41%

Total Attributable to Barrick[g]

Gold produced (000s oz)	988	1,043	(5)%	1,092	(10)%

Cost of sales ($/oz)[h]	1,226	1,216	1%	1,122	9%

Total cash costs ($/oz)[b]	891	855	4%	739	21%

All-in sustaining costs ($/oz)[b]	1,269	1,212	5%	1,034	23%

a.

These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.

On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, and operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 31, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

d.	Includes Goldrush.
e.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.
f.	With the end of mining at Buzwagi in the third quarter of 2021, we have ceased to include production or non-GAAP cost metrics for Buzwagi from October 1, 2021 onwards.
g.

Excludes Pierina, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2022	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Production and Cost Summary - Copper

	For the three months ended
	9/30/22	6/30/22	% Change	9/30/21	% Change

Lumwana

Copper production (millions lbs)	82	75	9%	57	44%

Cost of sales ($/lb)	2.19	2.01	9%	2.54	(14)%

C1 cash costs ($/lb)[a]	1.78	1.68	6%	1.76	1%

All-in sustaining costs ($/lb)[a]	3.50	3.28	7%	2.68	31%

Zaldívar (50%)

Copper production (millions lbs)	23	25	(8)%	24	(4)%

Cost of sales ($/lb)	3.20	2.88	11%	3.13	2%

C1 cash costs ($/lb)[a]	2.45	2.17	13%	2.33	5%

All-in sustaining costs ($/lb)[a]	2.94	2.65	11%	2.77	6%

Jabal Sayid (50%)

Copper production (millions lbs)	18	20	(10)%	19	(5)%

Cost of sales ($/lb)	1.58	1.45	9%	1.51	5%

C1 cash costs ($/lb)[a]	1.41	1.09	29%	1.35	4%

All-in sustaining costs ($/lb)[a]	1.52	1.19	28%	1.55	(2)%

Total Copper

Copper production (millions lbs)	123	120	3%	100	23%

Cost of sales ($/lb)[b]	2.30	2.11	9%	2.57	(11)%

C1 cash costs ($/lb)[a]	1.86	1.70	9%	1.85	1%

All-in sustaining costs ($/lb)[a]	3.13	2.87	9%	2.60	20%

a.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Operating Performance

Our presentation of reportable operating segments consists of nine gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, North Mara and Bulyanhulu). The remaining operating segments, including our remaining gold mines, copper mines and project, have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK THIRD QUARTER 2022	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Nevada Gold Mines (61.5% basis)a, Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended
	9/30/22	6/30/22	% Change	9/30/21	% Change	9/30/22	9/30/21	% Change
Total tonnes mined (000s)	43,388	45,274	(4)%	48,494	(11)%	134,093	153,132	(12)%

Open pit ore	5,307	4,877	9%	11,553	(54)%	16,290	28,907	(44)%

Open pit waste	36,701	38,972	(6)%	35,616	3%	113,673	120,256	(5)%

Underground	1,380	1,425	(3)%	1,325	4%	4,130	3,969	4%

Average grade (grams/tonne)

Open pit mined	1.47	0.93	58%	0.76	93%	1.12	0.97	15%

Underground mined	8.61	9.17	(6)%	9.28	(7)%	8.86	9.13	(3)%

Processed	2.69	2.23	21%	1.60	68%	2.49	1.87	33%

Ore tonnes processed (000s)	7,594	8,152	(7)%	14,697	(48)%	24,821	37,038	(33)%

Oxide mill	3,037	3,027	0%	2,991	2%	9,018	9,280	(3)%

Roaster	1,408	1,339	5%	1,108	27%	4,141	3,480	19%

Autoclave	1,172	1,188	(1)%	1,204	(3)%	3,346	3,480	(4)%

Heap leach	1,977	2,598	(24)%	9,394	(79)%	8,316	20,798	(60)%

Recovery rate[b]	78%	77%	1%	80%	(3)%	77%	79%	(3)%

Oxide Mill[b]	71%	69%	3%	79%	(10)%	71%	77%	(8)%

Roaster	86%	85%	1%	86%	0%	85%	86%	(1)%

Autoclave	66%	64%	3%	69%	(4)%	65%	69%	(6)%

Gold produced (000s oz)	425	462	(8)%	495	(14)%	1,346	1,432	(6)%

Oxide mill	79	74	7%	98	(19)%	223	251	(11)%

Roaster	236	239	(1)%	214	10%	707	652	8%

Autoclave	83	93	(11)%	102	(19)%	263	308	(15)%

Heap leach	27	56	(52)%	81	(67)%	153	221	(31)%

Gold sold (000s oz)	424	463	(8)%	485	(13)%	1,345	1,428	(6)%

Revenue ($ millions)	744	878	(15)%	891	(16)%	2,510	2,645	(5)%

Cost of sales ($ millions)	531	564	(6)%	544	(2)%	1,630	1,561	4%

Income ($ millions)	215	302	(29)%	333	(35)%	880	1,058	(17)%

EBITDA ($ millions)[c]	332	435	(24)%	495	(33)%	1,269	1,512	(16)%

EBITDA margin[d]	45%	50%	(10)%	56%	(20)%	51%	57%	(11)%

Capital expenditures ($ millions)	191	187	2%	133	44%	538	420	28%

Minesite sustaining[c]	163	163	0%	104	57%	456	343	33%

Project[c]	28	24	17%	29	(3)%	82	77	6%

Cost of sales ($/oz)	1,242	1,171	6%	1,123	11%	1,193	1,093	9%

Total cash costs ($/oz)[c]	924	856	8%	734	26%	865	712	21%

All-in sustaining costs ($/oz)[c]	1,333	1,238	8%	975	37%	1,227	973	26%

All-in costs ($/oz)[c]	1,398	1,288	9%	1,035	35%	1,288	1,027	25%

a.

Barrick is the operator of Nevada Gold Mines (NGM) and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. NGM is accounted for as a subsidiary with a 38.5% non-controlling interest. These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

b.	Excludes the Gold Quarry (Mill 5) concentrator.
c.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
d.	Represents EBITDA divided by revenue.

Nevada Gold Mines includes Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5%. Refer to the following pages for a detailed discussion of each minesite’s results.

BARRICK THIRD QUARTER 2022	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Carlin (61.5% basis)a, Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended
	9/30/22	6/30/22	% Change	9/30/21	% Change	9/30/22	9/30/21	% Change
Total tonnes mined (000s)	17,574	19,917	(12)%	19,839	(11)%	56,125	57,374	(2)%

Open pit ore	2,274	1,507	51%	2,777	(18)%	4,738	5,091	(7)%

Open pit waste	14,524	17,535	(17)%	16,285	(11)%	48,900	49,885	(2)%

Underground	776	875	(11)%	777	0%	2,487	2,398	4%

Average grade (grams/tonne)

Open pit mined	2.34	1.43	64%	0.69	239%	1.77	0.74	139%

Underground mined	7.98	8.35	(4)%	8.98	(11)%	8.07	8.72	(7)%

Processed	3.42	3.41	0%	2.36	45%	3.41	2.82	21%

Ore tonnes processed (000s)	2,902	3,113	(7)%	4,627	(37)%	8,988	10,909	(18)%

Oxide mill	618	620	0%	629	(2)%	1,831	2,064	(11)%

Roasters	1,161	1,119	4%	817	42%	3,402	2,587	32%

Autoclave	555	577	(4)%	569	(2)%	1,672	1,650	1%

Heap leach	568	797	(29)%	2,612	(78)%	2,083	4,608	(55)%

Recovery rate[b]	78%	75%	4%	77%	1%	77%	77%	0%

Roasters	85%	85%	0%	85%	0%	85%	86%	(1)%

Autoclave	47%	39%	21%	48%	(2)%	44%	46%	(4)%

Gold produced (000s oz)	229	243	(6)%	209	10%	701	628	12%

Oxide mill	10	13	(23)%	12	(17)%	32	28	14%

Roasters	184	192	(4)%	164	12%	559	499	12%

Autoclave	24	23	4%	26	(8)%	72	75	(4)%

Heap leach	11	15	(27)%	7	57%	38	26	46%

Gold sold (000s oz)	226	246	(8)%	202	12%	702	625	12%

Revenue ($ millions)	390	460	(15)%	359	9%	1,285	1,118	15%

Cost of sales ($ millions)	261	279	(6)%	205	27%	772	625	24%

Income ($ millions)	123	176	(30)%	147	(16)%	514	486	6%

EBITDA ($ millions)[c]	168	226	(26)%	188	(11)%	651	605	8%

EBITDA margin[d]	43%	49%	(12)%	52%	(17)%	51%	54%	(6)%

Capital expenditures ($ millions)	76	76	0%	55	38%	221	197	12%

Minesite sustaining[c]	76	76	0%	55	38%	221	197	12%

Project[c]	0	0	0%	0	0%	0	0	0%

Cost of sales ($/oz)	1,137	1,042	9%	1,017	12%	1,064	1,001	6%

Total cash costs ($/oz)[c]	943	862	9%	814	16%	877	808	9%

All-in sustaining costs ($/oz)[c]	1,304	1,192	9%	1,124	16%	1,211	1,152	5%

All-in costs ($/oz)[c]	1,304	1,192	9%	1,124	16%	1,211	1,152	5%

a.

On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

b.	Excludes the Gold Quarry (Mill 5) concentrator.
c.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
d.	Represents EBITDA divided by revenue.

Safety and Environment

Carlin recorded four lost time injuries (“LTI”) during the third quarter of 2022 with a LTIFR3 of 1.76 per million hours worked. This compares to one LTI and a LTIFR3 of 0.44 in the prior quarter. The TRIFR3 for the third quarter of 2022 was 2.20 per million hours worked, which is the same as the prior quarter. The Carlin team continues to focus on fatality prevention commitment audits and field interactions. The internal and external ISO 45001 audit was also successfully completed. No Class 14 environmental incidents occurred during the third quarter of 2022.

Financial Results

Q3 2022 compared to Q2 2022

Carlin’s income for the third quarter of 2022 was 30% lower than the prior quarter due to a higher cost of sales per ounce2, a lower realized gold price1, and lower sales volume.

Gold production in the third quarter of 2022 was 6% lower compared to the prior quarter, mainly driven by lower tonnes mined from Goldstrike underground due to a fall of ground temporarily limiting stope access. This was partially offset by improved ore tonnage, grades mined and grades processed from the Goldstrike 5th NW layback. Mining and processing of the higher grade ore from this

BARRICK THIRD QUARTER 2022	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

layback began late in the third quarter of 2022. This higher grade ore will continue to be mined and processed during the fourth quarter of 2022. Relative to the prior quarter, fewer ore tonnes were available to be mined to feed the heap leach facilities as per the mine plan.

Total tonnes mined were 12% lower compared to the prior quarter, driven primarily by an increase in ore tonnes mined from the Goldstrike 5th NW layback, which has a longer haul relative to waste movement. This was also the main driver for lower waste tonnes mined across the open pits as equipment was focused on mining ore from the Goldstrike 5th NW layback to enable access to higher grade ore in the fourth quarter of 2022. Accordingly, open pit ore tonnes mined increased by 51%, with an increase of 64% in the average open pit mined grade compared to the prior quarter. Underground tonnes mined and average grade were 11% and 4% lower, respectively, than the prior quarter due to the above mentioned fall of ground at Goldstrike underground, combined with mine sequencing across the six underground mines.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2022 were both 9% higher than the prior quarter, mainly due to lower sales volumes. In the third quarter of 2022, all-in sustaining costs per ounce1 was 9% higher than the prior quarter mainly due to higher total cash costs per ounce1, combined with slightly higher minesite sustaining capital expenditures1 on a per ounce basis.

Capital expenditures in the third quarter of 2022 were in line with the prior quarter.

Q3 2022 compared to Q3 2021

Carlin’s income for the three month period ended September 30, 2022 was 16% lower than the same prior year period, mainly due to a higher cost of sales per ounce2 and a lower realized gold price1, partially offset by higher sales volume.

Gold production for the three month period ended September 30, 2022 was 10% higher than the same prior year period. Higher roaster production was due to the previously disclosed mechanical mill failure at the Goldstrike roaster on May 26, 2021, and its impact on production in the same prior year period.

Total tonnes mined were 11% lower than the same prior year period, driven by lower open pit material. Across the open pit mines, lower ore and waste tonnes were mined, driven by the mine sequence. Open pit mining in the current quarter focused on ore delivery from the Goldstrike 5th NW layback, which resulted in longer hauls and therefore, lower tonnage moved compared to the same prior year period. Average open pit mined grade increased by 239% compared to the same prior year period, primarily due to the transition to ore delivery at the Goldstrike 5th NW layback and higher oxide grades from the Gold Star pit. Underground tonnes mined were in line with the same prior year period, while grade was 11% lower, driven by a change in the mix of ore sources across the different underground operations, as per the mine plan. Improvements in mining rates at all underground mines were slightly offset by the impact of the fall of ground at Goldstrike underground in the current quarter.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended September 30, 2022 were 12% and 16% higher, respectively, than the same prior year period, as higher input costs driven by energy and consumables prices more than offset the benefit of higher sales volume. For the three month period ended September 30, 2022, all-in sustaining costs per ounce1 increased by 16% compared to the same prior year period, due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1.

Capital expenditures in the third quarter of 2022 were 38% higher compared with the same prior year period, driven by higher capitalized stripping, underground development, and capitalized drilling. Minesite sustaining capital expenditures1 were higher as major process improvement projects were advanced and the underground mobile equipment fleet was replaced.

YTD 2022 compared to YTD 2021

Carlin’s income for the nine month period ended September 30, 2022 was 6% higher than the same prior year period, mainly due to higher sales volume and a higher realized gold price1, partially offset by an increase in cost of sales per ounce2.

Gold production for the nine month period ended September 30, 2022 was 12% higher than the same prior year period, mainly due to higher roaster production following the previously disclosed mechanical mill failure at the Goldstrike roaster on May 26, 2021, and its impact on production in the same prior year period. In addition, the current period benefited from higher production at the heap leach facilities.

Total tonnes mined decreased by 2% compared to the same prior year period. At the open pit operations, lower ore and waste tonnes were mined. At the Gold Star open pit, mining continued to advance in ore, resulting in lower capitalized waste tonnes mined compared to the same prior year period. Partially offsetting this, waste stripping at the Goldstrike 5th NW layback was higher for most of the current period to meet tailings dam construction material requirements, as well as to provide access to higher grade ore in the fourth quarter of 2022. Average open pit mined grade increased by 139% compared to the same prior year period, primarily due to the progression of mining in the Goldstrike and Gold Star open pits. Underground tonnes mined were 4% higher and grade was 7% lower compared to the same prior year period, driven by a change in the mix of ore sources across the different underground operations as per the mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2022 were 6% and 9% higher, respectively, than the same prior year period, due to higher input costs driven by energy and consumables prices, as well as the inclusion of the Nevada mining excise tax effective July 1, 2021, which more than offset the benefit of higher sales volumes. For the nine month period ended September 30, 2022, all-in sustaining costs per ounce1 were 5% higher than the same prior year period, mainly due to higher total cash costs per ounce1 partially offset by lower minesite sustaining capital expenditures1 on a per ounce basis.

Capital expenditures for the nine month period ended September 30, 2022 increased by 12% driven by higher capitalized stripping, underground development, and capitalized drilling.

BARRICK THIRD QUARTER 2022	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Cortez (61.5% basis)a, Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended
	9/30/22	6/30/22	% Change	9/30/21	% Change	9/30/22	9/30/21	% Change
Total tonnes mined (000s)	18,896	18,333	3%	17,515	8%	55,124	56,964	(3)%

Open pit ore	540	1,084	(50)%	4,893	(89)%	3,247	10,928	(70)%

Open pit waste	17,993	16,911	6%	12,295	46%	50,898	45,099	13%

Underground	363	338	7%	327	11%	979	937	4%

Average grade (grams/tonne)

Open pit mined	0.44	0.81	(46)%	0.63	(30)%	0.85	0.74	15%

Underground mined	9.43	10.04	(6)%	9.40	0%	9.58	8.82	9%

Processed	3.21	2.34	37%	1.01	218%	2.29	1.19	92%

Ore tonnes processed (000s)	1,092	1,430	(24)%	5,917	(82)%	4,536	12,920	(65)%

Oxide mill	617	618	0%	667	(7)%	1,899	1,875	1%

Roasters	247	220	12%	291	(15)%	739	893	(17)%

Autoclave	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Heap leach	228	592	(61)%	4,959	(95)%	1,898	10,152	(81)%

Recovery rate	81%	78%	4%	85%	(5)%	80%	83%	(4)%

Oxide Mill	72%	68%	6%	80%	(10)%	71%	79%	(10)%

Roasters	88%	88%	0%	89%	(1)%	88%	87%	1%

Autoclave	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Gold produced (000s oz)	98	97	1%	130	(25)%	310	340	(9)%

Oxide Mill	38	32	19%	52	(27)%	105	131	(20)%

Roasters	52	47	11%	50	4%	148	153	(3)%

Autoclave	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Heap leach	8	18	(56)%	28	(71)%	57	56	2%

Gold sold (000s oz)	99	95	4%	126	(21)%	312	338	(8)%

Revenue ($ millions)	169	175	(3)%	226	(25)%	568	607	(6)%

Cost of sales ($ millions)	105	111	(5)%	147	(29)%	347	403	(14)%

Income ($ millions)	62	60	3%	77	(19)%	214	198	8%

EBITDA ($ millions)[b]	90	90	0%	123	(27)%	310	324	(4)%

EBITDA margin[c]	53%	51%	4%	54%	(2)%	55%	53%	4%

Capital expenditures ($ millions)	80	76	5%	48	67%	209	128	63%

Minesite sustaining[b]	63	61	3%	31	103%	165	87	90%

Project[b]	17	15	13%	17	0%	44	41	7%

Cost of sales ($/oz)	1,056	1,168	(10)%	1,164	(9)%	1,112	1,191	(7)%

Total cash costs ($/oz)[b]	770	850	(9)%	800	(4)%	800	816	(2)%

All-in sustaining costs ($/oz)[b]	1,426	1,538	(7)%	1,065	34%	1,355	1,094	24%

All-in costs ($/oz)[b]	1,602	1,692	(5)%	1,199	34%	1,498	1,216	23%

a.	Includes Goldrush.
b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

Cortez had zero LTIs during the third quarter of 2022, which resulted in a LTIFR3 of 0.00 per million hours worked, compared to 2.89 in the prior quarter. The TRIFR3 was 1.89 per million hours worked in the third quarter of 2022, a decrease from 4.82 in the prior quarter. The internal and external ISO 45001 audit was also successfully completed. No Class 14 environmental incidents occurred during the third quarter of 2022.

Financial Results

Q3 2022 compared to Q2 2022

Cortez’s income for the third quarter of 2022 was 3% higher than the prior quarter due to higher sales volume and a lower cost of sales per ounce2, partially offset by a lower realized gold price1.

Gold production in the third quarter of 2022 was in line with the prior quarter. This was mainly driven by higher production at the Carlin roasters and the Cortez oxide mill due to higher underground ore tonnes mined, offset by lower open pit ore tonnes mined as we continue to transition from the Pipeline pit to the next phase of Crossroads. In the current quarter, mining was primarily focused on waste stripping at Crossroads with ore delivery expected in the fourth quarter of 2022. Total tonnes mined

BARRICK THIRD QUARTER 2022	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

were 3% higher compared to the prior quarter. Open pit ore tonnes mined were 50% lower compared to the prior quarter, primarily driven by the transition from the Pipeline pit to the next phase of Crossroads (Phase 5) and to a lesser extent, increased waste stripping at Cortez Pits. Crossroads (Phase 5) is expected to deliver oxide ore starting in the fourth quarter of 2022. Underground tonnes mined were 7% higher compared to the prior quarter, as the beginning of the second quarter was impacted by the temporary suspension of operations at the Cortez Hills underground mine following the tragic fatality of an employee in the first quarter of 2022.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2022 were 10% and 9% lower, respectively, than the prior quarter, as input costs stabilized or reduced. In addition, the third quarter benefited from a higher proportion of ounces sourced from higher grade underground operations, which has a higher cost per tonne mined but lower cost per ounce. In the third quarter of 2022, all-in sustaining costs per ounce1 were 7% lower than the prior quarter, mainly driven by lower total cash costs per ounce1, partially offset by higher minesite sustaining capital expenditures1.

Capital expenditures in the third quarter of 2022 were 5% higher than the prior quarter, mainly due to higher project capital expenditures1 related to the timing of Goldrush equipment deliveries combined with higher minesite sustaining capital expenditures1, which was driven by an increase in capitalized waste stripping at Cortez Pits and Crossroads.

Q3 2022 compared to Q3 2021

Cortez’s income for the three month period ended September 30, 2022 was 19% lower than the same prior year period, primarily due to lower sales volume and a lower realized gold price1, partially offset by a lower cost of sales per ounce2.

Gold production for the three month period ended September 30, 2022 was 25% lower than the same prior year period, primarily driven by lower oxide and refractory ore tonnes mined from Crossroads and Pipeline, partially offset by an increase in Goldrush underground development ore tonnes mined and processed. Total tonnes mined were 8% higher compared to the same prior year period, due to increased tonnes mined across the open pits and an increase in underground tonnes mined. Open pit waste tonnes mined were up 46% and ore tonnes mined were down 89%, driven by increased waste stripping at Cortez Pits and Crossroads, combined with the cessation of mining operations at the Pipeline open pit in the first quarter of 2022. Underground tonnes mined increased by 11% over the same prior year period, primarily driven by increased development activity at Goldrush underground.

Cost of sales per ounce2 for the three month period ended September 30, 2022 was 9% lower than the same prior year period, due to lower depreciation expense and lower total cash costs per ounce1. Total cash costs per ounce1 for the three month period ended September 30, 2022 was 4% lower than the same prior year period, mainly due to a higher proportion of ounces sourced from the underground operations, which has a lower cost per ounce. This was partially offset by higher input costs driven by energy and consumables prices.

For the three month period ended September 30, 2022, all-in sustaining costs per ounce1 increased by 34% compared to the same prior year period, driven by higher minesite sustaining capital expenditures1, partially offset by lower total cash costs per ounce1.

Capital expenditures for the three month period ended September 30, 2022 increased by 67% from the same prior year period, due to higher minesite sustaining capital expenditures1 driven by an increase in capitalized waste stripping at Cortez Pits and Crossroads. Project capital expenditures1 were in line with the same prior year period.

YTD 2022 compared to YTD 2021

Cortez’s income for the nine month period ended September 30, 2022 was 8% higher than the same prior year period, primarily due to a higher realized gold price1 and a lower cost of sales per ounce2, partially offset by lower sales volume.

Gold production for the nine month period ended September 30, 2022 was 9% lower than the same prior year period. This was primarily driven by lower oxide and refractory ore tonnes mined from Crossroads and Pipeline, partially offset by an increase in grade from Cortez Hills underground as well as ore tonnes mined and processed from Goldrush underground development. Total tonnes mined were 3% lower, driven by lower ore tonnes mined from the three open pits. Open pit ore tonnes mined were 70% lower compared to the same prior year period, primarily driven by the transition from the Pipeline pit, which ceased mining operations in the first quarter of 2022, to the next phase at Crossroads (Phase 5). This phase is expected to deliver oxide ore in the fourth quarter of 2022. Underground tonnes mined increased by 4% over the same prior year period, driven by increased development activity at Goldrush.

Cost of sales per ounce2 for the nine month period ended September 30, 2022 were 7% lower than the same prior year period due to lower depreciation expense and lower total cash costs per ounce1. Total cash costs per ounce1 for the nine month period ended September 30, 2022 was 2% lower than the same prior year period, mainly due to higher grades processed, reflecting a higher proportion of ounces sourced from the underground operations, partially offset by higher input costs driven by energy and consumables prices, as well as the inclusion of the Nevada mining excise tax effective July 1, 2021. For the nine month period ended September 30, 2022, all-in sustaining costs per ounce1 increased by 24% compared to the same prior year period, driven by an increase in minesite sustaining capital expenditures1, partially offset by lower total cash costs per ounce1.

Capital expenditures for the nine month period ended September 30, 2022 increased by 63% from the same prior year period, due to both higher minesite sustaining capital expenditures1 and project capital expenditures1. Minesite sustaining capital expenditures1 were 90% higher compared to the same prior year period, primarily due to an increase in capitalized waste stripping at Crossroads. Project capital expenditures1 were 7% higher due to increased development and exploration activities at Goldrush.

BARRICK THIRD QUARTER 2022	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Turquoise Ridge (61.5%), Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended
	9/30/22	6/30/22	% Change	9/30/21	% Change	9/30/22	9/30/21	% Change
Total tonnes mined (000s)	241	235	3%	1,581	(85)%	687	8,275	(92)%

Open pit ore	0	24	(100)%	785	(100)%	24	2,985	(99)%

Open pit waste	0	0	0%	575	(100)%	0	4,656	(100)%

Underground	241	211	14%	221	9%	663	634	5%

Average grade (grams/tonne)

Open pit mined	n/a	1.52	n/a	1.36	n/a	1.52	1.69	(10)%

Underground mined	9.48	11.05	(14)%	10.04	(6)%	10.76	10.78	0%

Processed	3.61	4.06	(11)%	2.94	23%	4.06	3.11	31%

Ore tonnes processed (000s)	699	701	0%	1,075	(35)%	1,939	3,046	(36)%

Oxide Mill	82	90	(9)%	105	(22)%	265	309	(14)%

Autoclave	617	611	1%	635	(3)%	1,674	1,830	(9)%

Heap leach	0	0	0%	335	(100)%	0	907	(100)%

Recovery rate	78%	81%	(4)%	82%	(5)%	80%	82%	(2)%

Oxide Mill	89%	82%	9%	84%	6%	83%	84%	(1)%

Autoclave	78%	81%	(4)%	82%	(5)%	79%	82%	(4)%

Gold produced (000s oz)	62	75	(17)%	82	(24)%	204	252	(19)%

Oxide Mill	1	3	(67)%	4	(75)%	7	12	(42)%

Autoclave	59	70	(16)%	76	(22)%	191	233	(18)%

Heap leach	2	2	0%	2	0%	6	7	(14)%

Gold sold (000s oz)	64	76	(16)%	82	(22)%	204	253	(19)%

Revenue ($ millions)	108	143	(24)%	146	(26)%	371	456	(19)%

Cost of sales ($ millions)	95	99	(4)%	95	0%	286	278	3%

Income ($ millions)	11	42	(74)%	51	(78)%	81	178	(54)%

EBITDA ($ millions)[a]	36	69	(48)%	82	(56)%	159	270	(41)%

EBITDA margin[b]	33%	48%	(31)%	56%	(41)%	43%	59%	(27)%

Capital expenditures ($ millions)	28	24	17%	21	33%	74	62	19%

Minesite sustaining[a]	19	17	12%	12	58%	52	33	58%

Project[a]	9	7	29%	9	0%	22	29	(24)%

Cost of sales ($/oz)	1,509	1,289	17%	1,169	29%	1,403	1,098	28%

Total cash costs ($/oz)[a]	1,105	928	19%	788	40%	1,015	725	40%

All-in sustaining costs ($/oz)[a]	1,423	1,195	19%	943	51%	1,292	857	51%

All-in costs ($/oz)[a]	1,559	1,284	21%	1,053	48%	1,398	971	44%

a.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
b.	Represents EBITDA divided by revenue.

Safety and Environment

There were zero LTIs at Turquoise Ridge in the third quarter of 2022 which resulted in a LTIFR3 of 0.00, versus four LTIs and a LTIFR3 of 5.42 per million hours worked in the prior quarter. The TRIFR3 for the third quarter of 2022 was 2.70 per million hours worked, a decrease from the prior quarter of 9.49. No Class 14 environmental incidents occurred during the third quarter of 2022.

Financial Results

Q3 2022 compared to Q2 2022

Turquoise Ridge’s income for the third quarter of 2022 was 74% lower than the prior quarter due to lower sales volume, a higher cost of sales per ounce2 and a lower realized gold price1.

Gold production in the third quarter of 2022 was 17% lower than the prior quarter, mainly due to lower underground grades mined and lower autoclave recovery, which was negatively impacted by organic carbon from underground ores and unplanned maintenance events.

Total tonnes mined increased by 3% compared to the prior quarter, due to higher underground tonnes mined from Turquoise Ridge and Vista. Tonnes processed were in line with the prior quarter with slightly higher tonnes processed at the autoclave, offsetting lower oxide mill throughput. Consistent with the prior quarter, the plant processed more material than mined during the current period by drawing upon our long-term open pit stockpiles from Vista and Mega. Most of this stockpile was established prior to the formation of Nevada Gold Mines.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2022 were 17% and 19% higher, respectively, than the prior quarter primarily due to lower grade processed and lower recovery. All-in sustaining costs per ounce1 were 19% higher than the prior quarter, primarily reflecting higher total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1.

Capital expenditures in the third quarter of 2022 were 17% higher than the prior quarter, due to higher

BARRICK THIRD QUARTER 2022	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

project capital expenditures1 at the Third Shaft, combined with slightly higher minesite sustaining capital expenditures1.

Q3 2022 compared to Q3 2021

Turquoise Ridge’s income for the third quarter of 2022 was 78% lower than the same prior year period, due to lower sales volume, a higher cost of sales per ounce2 and a lower realized gold price1.

Gold production for the three month period ended September 30, 2022 was 24% lower than the same prior year period, driven by the transition to an underground-only mining operation supplemented by stockpile reclaim from the fourth quarter of 2021, as well as residual production from the heap leach facility. Open pit mining was completed in the fourth quarter of 2021, which was the source of lower grade heap leach material. Accordingly, this was also the driver behind the 23% increase in average grade processed and the 85% decrease in total tonnes mined compared to the same prior year period. Underground tonnes mined were 9% higher compared to the same prior year period, which benefited from increased ventilation from the Third Shaft and increased haul truck fleet reliability.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended September 30, 2022 were 29% and 40% higher, respectively, than the same prior year period. This was mainly due to higher input costs driven by energy and consumable prices, combined with higher maintenance expense and reduced autoclave throughput. All-in sustaining costs per ounce1 increased by 51%, due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1.

Capital expenditures for the three month period ended September 30, 2022 increased by 33% compared to the same prior year period, mainly due to an increase in minesite sustaining capital expenditures1 from higher underground development and other sustaining capital projects.

YTD 2022 compared to YTD 2021

Turquoise Ridge’s income for the nine month period ended September 30, 2022 was 54% lower than the same prior year period, mainly due to lower sales volume, and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.

Gold production for the nine month period ended September 30, 2022 was 19% lower compared to the same prior year period, primarily due to lower throughput at the Sage autoclave related to unplanned maintenance events. In addition, the complex has transitioned to an underground-only mining operation supplemented by stockpile reclaim from the fourth quarter of 2021, as well as residual production from the heap leach facility. Open pit mining was completed in the fourth quarter of 2021, which was the source of lower grade heap leach material. This was also the driver behind the 31% increase in average grade processed compared to the same prior year period.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2022 were 28% and 40% higher, respectively, than the same prior year period due to higher maintenance expense, reduced autoclave throughput, and higher input costs driven by energy and consumables prices, as well as the inclusion of the Nevada mining excise tax effective July 1, 2021. All-in sustaining costs per ounce1 increased by 51% compared to the same prior year period, primarily due to higher minesite sustaining capital expenditures1, combined with higher total cash costs per ounce1.

Capital expenditures for the nine month period ended September 30, 2022 increased by 19% compared to the same prior year period, mainly due to an increase in minesite sustaining capital expenditures1 from higher underground development. This was partially offset by lower project capital expenditures1 at the Third Shaft as development activity ramped up in the same prior year period to reach final shaft depth in mid-2021.

BARRICK THIRD QUARTER 2022	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Other Mines - Nevada Gold Mines

Summary of Operating and Financial Data

For the three months ended

	9/30/22					6/30/22
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/ oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]
Phoenix (61.5%)[c]	30	1,964	953	1,084	3	26	2,114	895	1,152	5

Long Canyon
(61.5%)	6	1,769	662	684	0	21	1,280	450	459	0

a.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
b.	Includes both minesite sustaining and project capital expenditures[1].
c.

On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 30, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

Phoenix (61.5%)

Gold production for Phoenix in the third quarter of 2022 was 15% higher compared to the prior quarter, mainly driven by higher grade and mill throughput.

Cost of sales per ounce2 in the third quarter of 2022 was 7% lower than the prior quarter due to higher grade and throughput, as well as slightly lower costs as input costs have stabilized or reduced. This benefit was more than offset by lower by-product credits for total cash costs per ounce1, which were 6% higher than the prior quarter, due to a lower copper price. In the third quarter of 2022, all-in sustaining costs per ounce1 were 6% lower than the prior quarter due to lower minesite sustaining capital expenditures1, partially offset by higher total cash costs per ounce1.

Long Canyon (61.5%)

Gold production for Long Canyon in the third quarter of 2022 was 71% lower compared to the prior quarter due to the completion of Phase 1 mining in May 2022, as previously disclosed.

Cost of sales per ounce2, total cash costs per ounce1, and all-in sustaining costs per ounce1 were 38%, 47%, and 49% higher, respectively, than the prior quarter, primarily due to the impact of lower sales volume driven by completion of Phase 1 mining.

A review seeking to optimize the asset’s mine life extension, including required permitting activities, is ongoing.

BARRICK THIRD QUARTER 2022	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Pueblo Viejo (60% basis)a, Dominican Republic

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended
	9/30/22	6/30/22	% Change	9/30/21	% Change	9/30/22	9/30/21	% Change

Open pit tonnes mined (000s)	5,380	4,821	12%	5,926	(9)%	14,519	19,061	(24)%

Open pit ore	1,853	1,341	38%	2,464	(25)%	4,393	6,480	(32)%

Open pit waste	3,527	3,480	1%	3,462	2%	10,126	12,581	(20)%

Average grade (grams/tonne)

Open pit mined	2.29	2.69	(15)%	2.28	0%	2.46	2.38	3%

Processed	2.89	2.95	(2)%	3.07	(6)%	2.76	3.29	(16)%

Autoclave ore tonnes processed (000s)	1,501	1,304	15%	1,446	4%	4,316	4,101	5%

Recovery rate	87%	84%	4%	88%	(1)%	86%	87%	(1)%

Gold produced (000s oz)	121	105	15%	127	(5)%	330	381	(13)%

Gold sold (000s oz)	124	102	22%	125	(1)%	330	384	(14)%

Revenue ($ millions)	212	188	13%	227	(7)%	603	695	(13)%

Cost of sales ($ millions)	136	118	15%	112	21%	366	333	10%

Income ($ millions)	70	59	19%	113	(38)%	218	355	(39)%

EBITDA ($ millions)[b]	109	95	15%	150	(27)%	328	462	(29)%

EBITDA margin[c]	51%	51%	0%	66%	(23)%	54%	66%	(18)%

Capital expenditures ($ millions)	101	82	23%	73	38%	256	217	18%

Minesite sustaining[b]	40	30	33%	24	67%	96	69	39%

Project[b]	61	52	17%	49	24%	160	148	8%

Cost of sales ($/oz)	1,097	1,154	(5)%	895	23%	1,108	869	28%

Total cash costs ($/oz)[b]	733	724	1%	521	41%	714	520	37%

All-in sustaining costs ($/oz)[b]	1,063	1,024	4%	728	46%	1,015	712	43%

All-in costs ($/oz)[b]	1,554	1,536	1%	1,117	39%	1,500	1,097	37%

a.

Barrick is the operator of Pueblo Viejo and owns 60%, with Newmont Corporation owning the remaining 40%. Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

Unfortunately, on September 13, 2022, an incident occurred at Pueblo Viejo which resulted in the tragic fatality of a contractor. This is the Group’s third fatality of 2022, following two in the first quarter. Immediate fatality prevention controls (FPC) and actions were identified associated with the incident and safety reviews were undertaken across all sites across the Group. The fatality incident investigation is underway.

Safety starts with our people and their behavior, and ensuring this message is embedded throughout our entire workforce, with emphasis placed on ensuring our people live and demonstrate safe behaviors and do not compromise on safety standards.

There was one LTI reported at Pueblo Viejo during the third quarter of 2022, which resulted in a LTIFR3 of 0.18 per million hours worked, an increase compared to the prior quarter of 0.00. The TRIFR3 for the third quarter of 2022 was 1.05 per million hours worked, compared to 0.80 in the prior quarter. No Class 14 environmental incidents occurred during the third quarter of 2022.

Financial Results

Q3 2022 compared to Q2 2022

Pueblo Viejo’s income for the third quarter of 2022 was 19% higher than the prior quarter, mainly due to higher sales volume and a lower cost of sales per ounce2, partially offset by a lower realized gold price1.

Gold production in the third quarter of 2022 was 15% higher than the prior quarter, mainly due to higher throughput as a result of planned autoclave maintenance in the prior quarter and higher recovery driven by lower carbonaceous content. This was partially offset by lower grade processed, in line with the mine plan.

Cost of sales per ounce2 for the third quarter of 2022 were 5% lower compared to the prior quarter. This was driven by lower depreciation expense on a per ounce basis, partially offset by slightly higher total cash costs per ounce1. Total cash costs per ounce1 was 1% higher compared to the prior quarter as a result of higher input costs driven by natural gas prices and lower margins achieved from third-party energy sales at the Quisqueya power plant. For the third quarter of 2022, all-in sustaining costs per ounce1 were 4% higher than the prior quarter, mainly due to higher minesite sustaining capital expenditures1.

Capital expenditures for the third quarter of 2022 increased by 23% compared to the prior quarter, primarily due to higher minesite sustaining capital expenditures1 from higher spend on the Llagal tailings storage facility and the purchase of new mining equipment. This was combined with increased project capital expenditures1 from the plant expansion and mine life extension project.

Q3 2022 compared to Q3 2021

Pueblo Viejo’s income for the third quarter of 2022 was 38% lower than the same prior year period, driven by a higher costs of sales per ounce2, a lower realized gold price1 and slightly lower sales volume.

Gold production for the three month period ended September 30, 2022 was 5% lower than the same prior

BARRICK THIRD QUARTER 2022	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

year period due to lower grades processed, in line with the mine plan, and lower recovery. These impacts were partially offset by higher throughput.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended September 30, 2022 were 23% and 41% higher, respectively, than the same prior year period. This was mainly due to higher input costs driven by natural gas and diesel prices, the impact of lower grades processed, as well as higher maintenance expense. Cost of sales per ounce2 was also impacted by lower depreciation expense, which partially offset these cost increases. For the three month period ended September 30, 2022, all-in sustaining costs per ounce1 were 46% higher than the same prior year period due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1.

Capital expenditures for the three month period ended September 30, 2022 increased by 38% compared to the same prior year period, primarily due to higher minesite sustaining capital expenditures1 from the Llagal tailings storage facility and the purchase of new mining equipment, combined with an increase in project capital expenditures1 incurred on the plant expansion and mine life extension project.

YTD 2022 compared to YTD 2021

Pueblo Viejo’s income for the nine month period ended September 30, 2022 was 39% lower than the same prior year period, primarily due to lower sales volume and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.

Gold production for the nine month period ended September 30, 2022 was 13% lower than the same prior year period, primarily due to lower grades processed in line with the planned mining and stockpile feed sequence, partially offset by higher throughput.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2022 were 28% and 37% higher, respectively, than the same prior year period, primarily due to the impact of lower grades processed and higher input costs driven by natural gas and diesel prices, as well as higher maintenance costs. For the nine month period ended September 30, 2022, all-in sustaining costs per ounce1 increased by 43% compared to the same prior year period, primarily reflecting higher minesite sustaining capital expenditures1 and higher total cash costs per ounce1.

Capital expenditures for the nine month period ended September 30, 2022 increased by 18% compared to the same prior year period, primarily due to higher minesite sustaining capital expenditures1 mainly related to the Llagal tailings storage facility and the purchase of new mining equipment, combined with an increase in project capital expenditures1 incurred on the plant expansion and mine life extension project.

BARRICK THIRD QUARTER 2022	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Loulo-Gounkoto (80% basis)a, Mali

Summary of Operating and Financial Data

			For the three months ended			For the nine months ended
	9/30/22	6/30/22	% Change	9/30/21	% Change	9/30/22	9/30/21	% Change

Total tonnes mined (000s)	7,271	7,832	(7)%	8,131	(11)%	24,428	25,307	(3)%

Open pit ore	643	684	(6)%	257	150%	2,062	600	244%

Open pit waste	5,800	6,310	(8)%	7,319	(21)%	19,907	23,051	(14)%

Underground	828	838	(1)%	555	49%	2,459	1,656	48%

Average grade (grams/tonne)

Open pit mined	2.59	2.09	24%	2.63	(2)%	2.12	2.72	(22)%

Underground mined	4.55	4.33	5%	4.65	(2)%	4.59	4.80	(4)%

Processed	4.34	4.72	(8)%	4.63	(6)%	4.60	4.98	(8)%

Ore tonnes processed (000s)	1,015	1,018	0%	1,011	0%	3,028	2,996	1%

Recovery rate	92%	91%	1%	91%	1%	91%	91%	0%

Gold produced (000s oz)	130	140	(7)%	137	(5)%	408	434	(6)%

Gold sold (000s oz)	129	141	(9)%	134	(4)%	407	430	(5)%

Revenue ($ millions)	221	265	(17)%	239	(8)%	744	771	(4)%

Cost of sales ($ millions)	157	155	1%	149	5%	461	440	5%

Income ($ millions)	60	106	(43)%	84	(29)%	272	306	(11)%

EBITDA ($ millions)[b]	108	158	(32)%	137	(21)%	422	470	(10)%

EBITDA margin[c]	49%	60%	(18)%	57%	(14)%	57%	61%	(7)%

Capital expenditures ($ millions)	65	66	(2)%	59	10%	182	188	(3)%

Minesite sustaining[b]	44	39	13%	42	5%	116	146	(21)%

Project[b]	21	27	(22)%	17	24%	66	42	57%

Cost of sales ($/oz)	1,220	1,093	12%	1,109	10%	1,132	1,023	11%

Total cash costs ($/oz)[b]	845	730	16%	708	19%	763	640	19%

All-in sustaining costs ($/oz)[b]	1,216	1,013	20%	1,056	15%	1,067	1,014	5%

All-in costs ($/oz)[b]	1,385	1,205	15%	1,184	17%	1,230	1,111	11%

a.

Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share, inclusive of the impact of the purchase price allocation resulting from the merger with Randgold.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

There were no LTIs recorded at Loulo-Gounkoto during the third quarter of 2022, which resulted in a LTIFR3 of 0.00 per million hours worked, compared to 0.00 recorded in the prior quarter. The TRIFR3 for the third quarter of 2022 was 0.00 per million hours worked, a decrease from 0.22 recorded in the prior quarter. No Class 14 environmental incidents occurred during the third quarter of 2022.

Financial Results

Q3 2022 compared to Q2 2022

Loulo-Gounkoto’s income for the third quarter of 2022 was 43% lower than the prior quarter due to lower sales volume, a lower realized gold price1 and a higher cost of sales per ounce2.

Gold production for the third quarter of 2022 was 7% lower than the prior quarter, mainly due to lower grades processed, in line with the mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 for the third quarter of 2022 were 12% and 16% higher, respectively, than the prior quarter, mainly due to lower grades processed and higher underground costs driven by increased development and backfill volumes. For the third quarter of 2022, all-in sustaining costs per ounce1 was 20% higher than the prior quarter, mainly due to higher minesite sustaining capital expenditures1, combined with higher total cash costs per ounce1.

Capital expenditures for the third quarter of 2022 decreased by 2% compared to the prior quarter, driven by lower project capital expenditures1, largely offset by an increase in minesite sustaining capital expenditures1. Lower project capital expenditures1 reflects the timing of spend on the Gounkoto underground expansion. The increase in minesite sustaining capital expenditures1 was due to higher capitalized waste stripping at the Gounkoto open pit as well as new equipment received for the underground operations.

Q3 2022 compared to Q3 2021

Loulo-Gounkoto’s income for the third quarter of 2022 was 29% lower than the same prior year period, primarily due to lower sales volume, a lower realized gold price1 and a higher cost of sales per ounce2.

Gold production for the three month period ended September 30, 2022 was 5% lower compared to the same prior year period, mainly due to lower grades processed, in line with the mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 for the third quarter of 2022 were 10% and 19% higher, respectively, than the same prior year period mainly due to the impact of lower grades and higher input costs

BARRICK THIRD QUARTER 2022	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

driven by fuel prices. For the third quarter of 2022, all-in sustaining costs per ounce1 increased by 15% compared to the same prior year period, reflecting the increase in total cash costs per ounce1 and slightly higher minesite sustaining capital expenditures1.

Capital expenditures for the three month period ended September 30, 2022 increased by 10% compared to the same prior year period, driven by higher project capital expenditures1 and slightly higher minesite sustaining capital expenditures1. The increase in project capital expenditures1 was driven by the solar plant expansion.

YTD 2022 compared to YTD 2021

Loulo-Gounkoto’s income for the nine month period ended September 30, 2022 was 11% lower than the same prior year period, primarily due to lower sales volumes and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.

Gold production in the nine month period ended September 30, 2022 was 6% lower compared to the same prior year period, primarily due to lower grades processed, in line with the mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2022 were 11% and 19% higher, respectively, than the same prior year period due to the impact of lower grades processed, in line with the mine plan, and higher input costs driven by fuel prices and logistical expenses related to the border closures imposed on Mali by the Economic Community of West African States. These sanctions were lifted in July 2022, with conditions normalizing during the third quarter of 2022. For the nine month period ended September 30, 2022, all-in sustaining costs per ounce1 were 5% higher than the same prior year period, due to higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures in the nine month period ended September 30, 2022 decreased by 3% compared to the same prior year period, driven by lower minesite sustaining capital expenditures1 mainly due to lower capitalized stripping at Gounkoto, largely offset by an increase in project capital expenditures1 with the commencement of the solar plant expansion project.

BARRICK THIRD QUARTER 2022	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Kibali (45% basis)a, Democratic Republic of Congo

Summary of Operating and Financial Data

			For the three months ended			For the nine months ended
	9/30/22	6/30/22	% Change	9/30/21	% Change	9/30/22	9/30/21	% Change

Total tonnes mined (000s)	4,138	3,884	7%	3,840	8%	11,828	10,791	10%

Open pit ore	561	586	(4)%	361	55%	1,523	948	61%

Open pit waste	3,126	2,855	9%	3,072	2%	9,060	8,528	6%

Underground	451	443	2%	407	11%	1,245	1,315	(5)%

Average grade (grams/tonne)

Open pit mined	1.44	1.81	(20)%	3.00	(52)%	1.58	2.80	(44)%

Underground mined	5.56	5.38	3%	5.89	(6)%	5.59	5.54	1%

Processed	3.26	3.37	(3)%	3.73	(13)%	3.33	3.53	(6)%

Ore tonnes processed (000s)	898	862	4%	872	3%	2,541	2,662	(5)%

Recovery rate	88%	87%	1%	90%	(2)%	88%	90%	(2)%

Gold produced (000s oz)	83	81	2%	95	(13)%	240	272	(12)%

Gold sold (000s oz)	88	77	14%	93	(5)%	238	272	(13)%

Revenue ($ millions)	152	145	5%	166	(8)%	434	489	(11)%

Cost of sales ($ millions)	91	90	1%	92	(1)%	264	280	(6)%

Income ($ millions)	45	49	(8)%	74	(39)%	135	207	(35)%

EBITDA ($ millions)[b]	72	82	(12)%	110	(35)%	223	311	(28)%

EBITDA margin[c]	47%	57%	(18)%	66%	(29)%	51%	64%	(20)%

Capital expenditures ($ millions)	18	20	(10)%	19	(5)%	57	51	12%

Minesite sustaining[b]	13	14	(7)%	11	18%	42	42	0%

Project[b]	5	6	(17)%	8	(38)%	15	9	67%

Cost of sales ($/oz)	1,047	1,164	(10)%	987	6%	1,113	1,029	8%

Total cash costs ($/oz)[b]	731	738	(1)%	597	22%	737	643	15%

All-in sustaining costs ($/oz)[b]	876	946	(7)%	751	17%	936	833	12%

All-in costs ($/oz)[b]	940	1,027	(8)%	838	12%	1,000	867	15%

a.

Barrick owns 45% of Kibali Goldmines SA with the Democratic Republic of Congo (“DRC”) and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali Goldmines SA held through our 50% interest in Kibali (Jersey) Limited and its other subsidiaries (collectively “Kibali”), inclusive of the impact of the purchase price allocation resulting from the merger with Randgold. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

There were two LTIs at Kibali during the third quarter of 2022, which resulted in a LTIFR3 of 0.48 per million hours worked, compared to 0.00 recorded in the prior quarter. The TRIFR3 for the third quarter of 2022 has seen an improvement to 1.21 per million hours worked, compared to 1.26 in the prior quarter. No Class 14 environmental incidents occurred during the third quarter of 2022.

Financial Results

Q3 2022 compared to Q2 2022

Kibali’s income for the third quarter of 2022 was 8% lower than the prior quarter due to non-recurring other expenses and a lower realized gold price1, offsetting the benefit of higher sales volumes and a lower cost of sales per ounce2.

Gold production in the third quarter of 2022 was 2% higher than the prior quarter, mainly due to increased throughput and slightly higher plant recovery, largely offset by lower grades processed.

Cost of sales per ounce2 and total cash costs per ounce1 for the third quarter of 2022 were 10% and 1% lower, respectively. This was mainly due to lower energy costs driven by higher hydroelectric power generation, partially offset by higher input costs due to fuel prices, owing to the longer inventory cycle. Cost of sales per ounce2 was further impacted by lower depreciation expense. For the third quarter of 2022, all-in sustaining costs per ounce1 was 7% lower compared to the prior quarter, mainly due to lower minesite sustaining capital expenditures1, combined with slightly lower total cash costs per ounce1.

Capital expenditures for the three month period ended September 30, 2022 were 10% lower compared to the prior quarter, mainly due to lower minesite sustaining capital expenditures1 from a decrease in capitalized waste stripping driven by mine sequencing. This was combined with slightly lower project capital expenditures1, which relate to our investment in the Kalimva/Ikamva and Pamao open pit projects.

Q3 2022 compared to Q3 2021

Kibali’s income for the three month period ended September 30, 2022 was 39% lower than the same prior year period driven by non-recurring other expenses, lower sales volumes, a lower realized gold price1, and a higher cost of sales per ounce2.

Gold production for the three month period ended September 30, 2022 was 13% lower than the same prior year period, mainly due to a lower average grade processed and slightly lower recovery. The focus in the third

BARRICK THIRD QUARTER 2022	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

quarter of 2022 was on opening up the Pamao open pit to ramp-up open pit ore delivery and build up high-grade stockpiles ahead of the planned mill shutdown for rock winder maintenance in the fourth quarter of 2022.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended September 30, 2022 were 6% and 22% higher, respectively, than the same prior year period, mainly due to lower grades and higher input costs driven by fuel prices. Higher fuel costs were partially offset by a higher contribution from hydroelectric power, reducing our reliance on fuel for power generation. Cost of sales per ounce2 was also impacted by lower depreciation expense, which partially offset these cost increases. For the three month period ended September 30, 2022, all-in sustaining costs per ounce1 were 17% higher than the same prior year period, driven by higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures for the three month period ended September 30, 2022 were 5% lower compared to the same prior year period, mainly due to lower minesite sustaining capital expenditures1 due to decreased waste stripping. This was combined with a decrease in project capital expenditures1 related to our investment in the Kalimva/Ikamva and Pamao open pit projects.

YTD 2022 compared to YTD 2021

Kibali’s income for the nine month period ended September 30, 2022 was 35% lower than the same prior year period, mainly driven by non-recurring other expenses, lower sales volume and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.

Gold production in the nine month period ended September 30, 2022 was 12% lower compared to the same prior year period, mainly due to lower throughput as well as lower grades and recovery. Production in the third quarter of 2022 relied on a higher proportion of open pit ore as we focus on rebuilding higher grade stockpile, as described above.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2022 were 8% and 15% higher, respectively, than the same prior year period, mainly due to the impact of lower grades and recovery, reflecting a higher proportion of open pit ore feed during the current period and higher input costs driven by fuel prices. Cost of sales per ounce2 was also impacted by lower depreciation expense, which partially offset these cost increases. For the nine month period ended September 30, 2022, all-in sustaining costs per ounce1 were 12% higher compared to the same prior year period, mainly due to higher total cash costs per ounce1, while minesite sustaining capital expenditures1 on a per ounce basis remained in line with the same prior year period.

Capital expenditures in the nine month period ended September 30, 2022 were 12% higher than the same prior year period, mainly due to increased project capital expenditures1 related to the advancement of the Kalimva/ Ikamva and Pamao open pit projects that are expected to underpin future production in our life of mine plan.

BARRICK THIRD QUARTER 2022	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Veladero (50% basis)a, Argentina

Summary of Operating and Financial Data

			For the three months ended			For the nine months ended
	9/30/22	6/30/22	% Change	9/30/21	% Change	9/30/22	9/30/21	% Change

Open pit tonnes mined (000s)	6,505	7,298	(11)%	8,837	(26)%	21,689	28,790	(25)%

Open pit ore	3,685	2,651	39%	3,267	13%	8,942	7,321	22%

Open pit waste	2,820	4,647	(39)%	5,570	(49)%	12,747	21,469	(41)%

Average grade (grams/tonne)

Open pit mined	0.72	0.83	(13)%	0.69	4%	0.78	0.74	5%

Processed	0.72	0.71	1%	0.71	1%	0.70	0.76	(8)%

Heap leach ore tonnes processed (000s)	3,676	3,381	9%	3,126	18%	10,563	7,672	38%

Gold produced (000s oz)	41	58	(29)%	48	(15)%	145	111	31%

Gold sold (000s oz)	44	63	(30)%	44	0%	146	123	19%

Revenue ($ millions)	75	119	(37)%	81	(7)%	270	229	18%

Cost of sales ($ millions)	63	86	(27)%	58	9%	203	153	33%

Income ($ millions)	12	33	(64)%	24	(50)%	66	75	(12)%

EBITDA ($ millions)[b]	35	64	(45)%	41	(15)%	139	123	13%

EBITDA margin[c]	47%	54%	(13)%	51%	(8)%	51%	54%	(6)%

Capital expenditures ($ millions)	32	46	(30)%	29	10%	114	114	0%

Minesite sustaining[b]	27	36	(25)%	29	(7)%	91	114	(20)%

Project[b]	5	10	(50)%	0	100%	23	0	100%

Cost of sales ($/oz)	1,430	1,369	4%	1,315	9%	1,381	1,241	11%

Total cash costs ($/oz)[b]	893	861	4%	882	1%	867	804	8%

All-in sustaining costs ($/oz)[b]	1,570	1,461	7%	1,571	0%	1,528	1,754	(13)%

All-in costs ($/oz)[b]	1,659	1,627	2%	1,571	6%	1,682	1,754	(4)%

a.

Barrick owns 50% of Veladero with our joint venture partner, Shandong Gold, owning the remaining 50%. Veladero is proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table and the discussion that follows are based on our 50% interest in Veladero, inclusive of the impact of remeasurement of our interest in Veladero following the disposal of a 50% interest on June 30, 2017.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

There were no LTIs at Veladero during the third quarter of 2022, resulting in a LTIFR3 of 0.00 per million hours worked, consistent with the prior quarter. The TRIFR3 for the third quarter of 2022 was 1.01 per million hours worked, compared to 0.00 reported in the prior quarter. No Class 14 environmental incidents occurred during the third quarter of 2022.

Minera Andina del Sol SRL (“MAS”), the joint venture company that operates the Veladero mine, is the subject of various regulatory proceedings related to operational incidents that occurred in March 2017, September 2016 and September 2015. Refer to note 18 to the Financial Statements for more information regarding these and related matters.

Financial Results

Q3 2022 compared to Q2 2022

Veladero’s income for the third quarter of 2022 was 64% lower than the prior quarter, primarily due to lower sales volume, a higher cost of sales per ounce2 and a lower realized gold price1.

Gold production in the third quarter of 2022 was 29% lower than the prior quarter, driven by reduced leach pad irrigation flows due to sub-zero weather conditions.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2022 both increased by 4% compared to the prior quarter, mainly driven by higher input costs from energy and labor related to inflationary pressures. In the third quarter of 2022, all-in sustaining costs per ounce1 increased by 7% compared to the prior quarter, primarily driven by higher minesite sustaining capital expenditures1 on a per ounce basis, combined with an increase in total cash costs per ounce1.

Capital expenditures were 30% lower compared to the prior quarter. This was mainly driven by decreased minesite sustaining capital expenditures1 due to lower mobile fleet component replacements, as well as decreased project capital expenditures1 from lower capitalized waste stripping and a reduction in spend for the Phase 7 leach pad expansion during the winter season.

Q3 2022 compared to Q3 2021

Veladero’s income for the three month period ended September 30, 2022 was 50% lower compared to the same prior year period, driven by a lower realized gold price1 and a higher cost of sales per ounce. Sales volume was consistent with the same prior year period.

Gold production for the three month period ended September 30, 2022 was 15% lower than the same prior year period, mainly due to lower gold recovery, partially offset by higher tonnes placed on the leach pad.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended September 30, 2022 were 9% and 1% higher, respectively, compared to the same prior year period, mainly due to higher input costs

BARRICK THIRD QUARTER 2022	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

related to diesel, labor and energy and lower capitalized stripping. Cost of sales per ounce2 was further impacted by higher depreciation expense. For the three month period ended September 30, 2022, all-in sustaining costs per ounce1 was in line with the same prior year period as higher total cash costs per ounce1 were offset by lower minesite sustaining capital expenditures2.

Capital expenditures for the three month period ended September 30, 2022 were 10% higher than the same prior year period, mainly due to higher project capital expenditures1 related to the Phase 7 leach pad expansion. This was partially offset by lower minesite sustaining capital expenditures1 as a result of lower capitalized stripping.

YTD 2022 compared to YTD 2021

Veladero’s income for the nine month period ended September 30, 2022 was 12% lower than the same prior year period, primarily due to a higher cost of sales per ounce2, partially offset by higher sales volume and a higher realized gold price1.

Gold production for the nine month period ended September 30, 2022 was 31% higher than the same prior year period, primarily due to the continuing ramp-up of the Phase 6 leach pad, which is progressing slower than expected. As previously disclosed, heap leach processing operations at Veladero were reduced through the first half of 2021 while the mine transitioned to Phase 6.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2022 were 11% and 8% higher, respectively, than the same prior year period, mainly due to higher input costs from energy and labor related to inflationary pressures, combined with lower capitalized waste stripping. This was partially offset by the impact of higher sales volume. For the nine month period ended September 30, 2022, all-in sustaining costs per ounce1 decreased by 13% compared to the same prior year period, mainly attributed to lower minesite sustaining capital expenditures1, partially offset by higher total cash costs per ounce1.

Capital expenditures for the nine month period ended September 30, 2022 were in line with the same prior year period as lower minesite sustaining capital expenditures1 were offset by higher project capital expenditures1. The decrease in minesite sustaining capital expenditures1 follows the completion of the Phase 6 leach pad expansion in 2021. Higher project capital expenditures1 are related to the Phase 7 leach pad expansion.

Regulatory matters

On September 1, 2019, the Argentine government issued Decree 609/2019 announcing currency restrictions in Argentina. Subsequently, the Central Bank of Argentina issued Communication “A” 6770 complementing this decree. As a result, all export proceeds are required to be converted into Argentine pesos. Dividend distributions and payments to foreign suppliers now require specific authorizations from the Central Bank. These currency restrictions have had a limited impact on mining operations to date but we continue to optimize the timing of our gold sales to minimize our exposure to currency devaluation. Ongoing discussions are held with the Central Bank on our rights to repatriate profits.

Separately, on October 2, 2020, the Argentine government issued Decree 785/2020 that established the rate for mining export duties at 8%. On December 31, 2021, this decree was extended until December 31, 2023.

BARRICK THIRD QUARTER 2022	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

North Mara (84% basis)a, Tanzania

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended
	9/30/22	6/30/22	% Change	9/30/21	% Change	9/30/22	9/30/21	% Change
Total tonnes mined (000s)	2,188	1,789	22%	340	544%	5,389	942	472%

Open pit ore	1,445	1,108	30%	n/a	n/a	3,262	n/a	n/a

Open pit waste	319	345	(8)%	n/a	n/a	1,043	n/a	n/a

Underground	424	336	26%	340	25%	1,084	942	15%

Average grade (grams/tonne)

Open pit mined	1.80	1.94	(7)%	n/a	n/a	1.92	n/a	n/a

Underground mined	3.23	3.97	(19)%	6.29	(49)%	4.24	5.01	(15)%

Processed	3.23	3.35	(4)%	3.25	(1)%	3.29	3.21	2%

Ore tonnes processed (000s)	739	676	9%	658	12%	2,013	2,013	0%

Recovery rate	92%	92%	0%	91%	1%	91%	90%	1%

Gold produced (000s oz)	71	66	8%	66	8%	193	191	1%

Gold sold (000s oz)	70	67	4%	65	8%	195	187	4%

Revenue ($ millions)	121	125	(3)%	116	4%	356	337	6%

Cost of sales ($ millions)	67	70	(4)%	64	5%	187	189	(1)%

Income ($ millions)	39	55	(29)%	52	(25)%	152	146	4%

EBITDA ($ millions)[b]	54	75	(28)%	64	(16)%	195	181	8%

EBITDA margin[c]	45%	60%	(25)%	55%	(18)%	55%	54%	2%

Capital expenditures ($ millions)	27	34	(21)%	18	50%	79	47	68%

Minesite sustaining[b]	14	11	27%	11	27%	32	29	10%

Project[b]	13	23	(43)%	7	86%	47	18	161%

Cost of sales ($/oz)	956	1,060	(10)%	993	(4)%	960	1,007	(5)%

Total cash costs ($/oz)[b]	737	756	(3)%	796	(7)%	735	814	(10)%

All-in sustaining costs ($/oz)[b]	951	957	(1)%	985	(3)%	930	989	(6)%

All-in costs ($/oz)[b]	1,149	1,301	(12)%	1,105	4%	1,173	1,088	8%

a.

Barrick owns 84% of North Mara, with the Government of Tanzania owning 16%. North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

There was one LTI recorded at North Mara during the third quarter of 2022, which resulted in a LTIFR3 of 0.46 per million hours worked, compared to 0.49 recorded in the prior quarter. The TRIFR3 for the third quarter of 2022 was 1.39 per million hours worked, compared to 0.98 recorded in the prior quarter. No Class 14 environmental incidents occurred during the third quarter of 2022.

Financial Results

Q3 2022 compared to Q2 2022

North Mara’s income for the third quarter of 2022 was 29% lower than the prior quarter due to non-recurring other expenses and a lower realized gold price1, partially offset by higher sales volumes and a lower cost of sales per ounce2.

In the third quarter of 2022, production was 8% higher than the prior quarter. This was mainly due to higher throughput driven by higher mill availability, partially offset by lower grade. The mine also benefited from further strong performance at the underground operations and the ongoing ramp-up of open pit operations, which is expected to continue into the fourth quarter of 2022.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2022 were 10% and 3% lower, respectively, than the prior quarter mainly due to improved operational efficiencies in both the open pit and underground operations, as well as lower input costs driven by fuel and explosives. All-in sustaining costs per ounce1 in the third quarter of 2022 were 1% lower than the prior quarter, mainly due to lower total cash costs per ounce1, partially offset by higher minesite sustaining capital expenditures1.

Capital expenditures in the third quarter of 2022 were 21% lower than the prior quarter due to a decrease in project capital expenditures1, partially offset by an increase in minesite sustaining capital expenditures1. The decrease in project capital expenditures1 is driven by the timeline related to the ramp-up of open pit operations, which is expected to increase further over the next two quarters. Minesite sustaining capital expenditures1 were higher than the prior quarter following an improvement in underground development rates and the commissioning of the new paste plant and lab.

Q3 2022 compared to Q3 2021

North Mara’s income for the three month period ending September 30, 2022 was 25% lower than the same prior year period, mainly due to non-recurring other expenses and a lower realized gold price1, partially offset by higher sales volume and a lower cost of sales per ounce2.

For the three month period ended September 30, 2022, production was 8% higher than the same prior year period. This was mainly due to higher throughput driven by higher mill availability and higher recovery. The average

BARRICK THIRD QUARTER 2022	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

grade processed was in line with the same prior year period, as the ongoing ramp-up of the open pit operation was offset by a decrease in underground grades as per the mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 in the three month period ending September 30, 2022 were 4% and 7% lower, respectively, mainly due to improved productivity from new underground equipment and the restart of open pit operations. This was partially offset by increased input costs driven by fuel and explosives. All-in sustaining costs per ounce1 in the third quarter of 2022 was 3% lower than the same prior year period, mainly due to lower total cash costs per ounce1, partially offset by higher minesite sustaining capital expenditures1.

For the three month period ending September 30, 2022, capital expenditures increased by 50% compared to the same prior year period, mainly due to higher project capital expenditures1 driven by the ramp-up of open pit operations, which is expected to continue into the fourth quarter of 2022. This was combined with increased minesite sustaining capital expenditures1 related to an improvement in underground development rates and the commissioning of the new paste plant and lab.

YTD 2022 compared to YTD 2021

North Mara’s income for the nine month period ending September 30, 2022 was 4% higher than the same prior year period, mainly due to a higher realized gold price1, a lower cost of sales per ounce2 and higher sales volume partially offset by non-recurring other expenses.

For the nine month period ending September 30, 2022, gold production was 1% higher than the same prior year period, mainly due to higher grade and recovery following the ongoing ramp-up of the open pit operation as per the mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 in the nine month period ending September 30, 2022 were 5% and 10% lower, respectively, following the continued ramp-up of open pit operations, which will continue into the fourth quarter of 2022, as well as ongoing improvement in underground productivity. This was partially offset by increased input costs driven by fuel and explosives. All-in sustaining costs per ounce1 for the nine month period ending September 30, 2022 were 6% lower than the same prior year period, reflecting the decrease in total cash costs per ounce1, slightly offset by higher minesite sustaining capital expenditures1.

For the nine month period ending September 30, 2022, capital expenditures increased by 68% compared to the same prior year period mainly due to higher project capital expenditures1 relating to the ramp-up of open pit operations, which is expected to continue into the fourth quarter of 2022. This was combined with slightly higher minesite sustaining capital expenditures1 relating to increased waste stripping.

BARRICK THIRD QUARTER 2022	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Bulyanhulu (84% basis)a, Tanzania

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended
	9/30/22	6/30/22	% Change	9/30/21	% Change	9/30/22	9/30/21	% Change
Underground tonnes mined (000s)	262	246	7%	198	32%	739	487	52%

Average grade (grams/tonne)

Underground mined	7.86	8.44	(7)%	9.91	(21)%	8.18	9.43	(13)%

Processed	7.64	8.58	(11)%	9.82	(22)%	8.00	9.37	(15)%

Ore tonnes processed (000s)	211	210	0%	179	18%	614	428	43%

Recovery rate	94%	94%	0%	94%	0%	93%	94%	(1)%

Gold produced (000s oz)	48	54	(11)%	53	(9)%	147	121	21%

Gold sold (000s oz)	50	51	(2)%	49	2%	156	113	38%

Revenue ($ millions)	89	99	(10)%	91	(2)%	298	202	48%

Cost of sales ($ millions)	62	60	3%	53	17%	188	129	46%

Income ($ millions)	27	35	(23)%	37	(27)%	105	71	48%

EBITDA ($ millions)[b]	39	47	(17)%	50	(22)%	143	105	36%

EBITDA margin[c]	44%	47%	(6)%	55%	(20)%	48%	52%	(8)%

Capital expenditures ($ millions)	18	23	(22)%	10	80%	52	39	33%

Minesite sustaining[b]	13	13	0%	5	160%	33	12	175%

Project[b]	5	10	(50)%	5	0%	19	27	(30)%

Cost of sales ($/oz)	1,229	1,163	6%	1,073	15%	1,203	1,136	6%

Total cash costs ($/oz)[b]	898	836	7%	724	24%	860	776	11%

All-in sustaining costs ($/oz)[b]	1,170	1,094	7%	827	41%	1,080	888	22%

All-in costs ($/oz)[b]	1,263	1,292	(2)%	937	35%	1,199	1,128	6%

a.

Barrick owns 84% of Bulyanhulu, with the Government of Tanzania owning 16%. Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

There was one LTI recorded at Bulyanhulu during the third quarter of 2022, which resulted in a LTIFR3 of 0.60 per million hours worked, compared to 0.56 in the prior quarter. The TRIFR3 for the third quarter of 2022 was 3.00 per million hours worked, which is an increase from 0.56 in the prior quarter. No Class 14 environmental incidents occurred during the third quarter of 2022.

Financial Results

Q3 2022 compared to Q2 2022

Bulyanhulu’s income for the third quarter of 2022 was 23% lower than the prior quarter due to a lower realized gold price1, slightly lower sales volumes and a higher cost of sales per ounce2.

In the third quarter of 2022, production was 11% lower than the prior quarter, primarily due to lower grades mined and processed, in line with the mine sequence, and as development activity increased to access future mining fronts.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2022 were 6% and 7% higher, respectively, than the prior quarter driven by lower grades and higher development tonnes, in line with the mine plan. All-in sustaining costs per ounce1 in the third quarter of 2022 were 7% higher than the prior quarter, mainly due to higher total cash costs per ounce1 as described above.

Capital expenditures in the third quarter of 2022 were 22% lower than the prior quarter due to a decrease in project capital expenditures1 as the prior quarter included the acquisition of prospective exploration licenses in Tanzania from Tembo Gold Corp.

Q3 2022 compared to Q3 2021

Bulyanhulu’s income for the three month period ending September 30, 2022 was 27% lower than the same prior year period. This was mainly due to lower sales volume, a higher cost of sales per ounce2 and a lower realized gold price1.

For the three month period ended September 30, 2022, production was 9% lower than the same prior year period driven by increased development activity and lower grades mined and processed, in line with the mine sequence.

Cost of sales per ounce2 and total cash costs1 per ounce for the three month period ending September 30, 2022 were 15% and 24% higher, respectively, than the same prior year period. This was mainly due to lower grades and higher development activity combined with higher input costs driven by fuel and explosives. However, this was partially offset by cost efficiencies from higher throughput and improved mining rates. All-in sustaining costs per ounce1 in the third quarter of 2022 was 41% higher than the same prior year period, mainly due to higher minesite sustaining capital expenditures1 reflecting higher mining development rates, as well as the increase in total cash costs per ounce1.

For the three month period ending September 30, 2022, capital expenditures were 80% higher than the same prior year period, mainly due to higher minesite sustaining capital expenditures1 following the achievement of steady-state operations in 2021, as well as the arrival of the new underground fleet and the subsequent increase in mining development rates.

BARRICK THIRD QUARTER 2022	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

YTD 2022 compared to YTD 2021

Bulyanhulu’s income for the nine month period ending September 30, 2022 was 48% higher than the same prior year period, mainly due to higher sales volume, a higher realized gold price1, partially offset by a higher cost of sales per ounce2.

For the nine month period ending September 30, 2022, gold production was 21% higher than the same prior year period due to the successful ramp-up of the underground mining and processing operations, which was completed in the fourth quarter of 2021. Accordingly, higher tonnes were processed in the current period as the mine was in the ramp-up phase during the same prior year period.

Cost of sales per ounce2 and total cash costs per ounce1 in the nine month period ending September 30, 2022 were 6% and 11% higher, respectively, than the same prior year period, mainly due to higher project capitalization occurring in the same prior year period during the ramp-up phase as described above, as well as higher input costs due to fuel and explosives. This was partially offset by cost efficiencies from higher throughput and improved mining rates. All-in sustaining costs per ounce1 for the nine month period ending September 30, 2022 was 22% higher than the same prior year period, mainly due to higher minesite sustaining capital expenditures1 and increased total cash costs per ounce1.

For the nine month period ending September 30, 2022, capital expenditures increased by 33% compared to the same prior year period, mainly due to higher minesite sustaining capital expenditures1 following the achievement of steady-state operations in 2021, as well as the arrival of the new underground fleet and the subsequent increase in mining development rates. This was partially offset by lower project capital expenditures1 following the successful ramp-up of underground operations in the fourth quarter of 2021.

BARRICK THIRD QUARTER 2022	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Other Mines - Gold

Summary of Operating and Financial Data						For the three months ended
			9/30/22					6/30/22
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]

Tongon (89.7%)	41	1,744	1,462	1,607	5	41	2,025	1,558	1,655	2

Hemlo	28	1,670	1,446	1,865	9	36	1,698	1,489	1,804	9

Porgera[c] (47.5%)	—	—	—	—	—	—	—	—	—	—

[a].	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
[b].	Includes both minesite sustaining and project capital expenditures[1].
[c].	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.

Tongon (89.7% basis), Côte d’Ivoire

Gold production for Tongon in the third quarter of 2022 was in line with the prior quarter. Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2022 were 14% and 6% lower, respectively, than the prior quarter, primarily driven by the impact of higher grades and recovery, combined with reduced waste stripping. All-in sustaining costs per ounce1 in the third quarter of 2022 decreased by 3%, reflecting the decrease in total cash costs per ounce1, partially offset by higher minesite sustaining capital expenditures1.

Hemlo, Ontario, Canada

Hemlo’s gold production in the third quarter of 2022 was 22% lower than the prior quarter due to lower grade mined and processed, as well as an impact to mining productivity from the temporary water inflow that occurred late in the second quarter of 2022, as previously disclosed. Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2022 decreased by 2% and 3%, respectively, compared to the prior quarter. In the third quarter of 2022, all-in sustaining costs per ounce1 increased by 3% compared to the prior quarter, reflecting increased minesite sustaining capital expenditures1, partially offset by slightly lower total cash costs per ounce1.

Porgera (47.5% basis), Papua New Guinea

On April 9, 2021, BNL signed a binding Framework Agreement with PNG and Kumul Minerals, a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the Commencement Agreement. The Commencement Agreement was signed by PNG, Kumul Minerals, BNL and its affiliate Porgera (Jersey) Limited on October 15, 2021, and it became effective on February 3, 2022, following signature by MRE , the holder of the remaining 5% of the original Porgera joint venture. The Commencement Agreement reflects the commercial terms previously agreed to under the Framework Agreement, namely that PNG stakeholders will receive a 51% equity stake in the Porgera mine, with the remaining 49% to be held by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group. Accordingly, following the implementation of the Commencement Agreement, Barrick’s current 47.5% interest in the Porgera mine is expected to be reduced to a 24.5% interest as reflected in Barrick’s reserve and resource estimates for Porgera. BNL will retain operatorship of the mine. The Commencement Agreement also provides that PNG stakeholders and BNL and its affiliates will share the economic benefits derived from the reopened Porgera Mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of PNG will retain the option to acquire BNL’s or its affiliate’s 49% equity participation at fair market value after 10 years.

The provisions of the Commencement Agreement will be implemented, and work to recommence full mine operations at Porgera will begin, following the execution of a number of definitive agreements and satisfaction of a number of conditions, including the resolution of BNL’s objections to amended tax assessments issued by the PNG IRC for 2006 through 2015. One such definitive agreement, the Shareholders’ Agreement for the new Porgera joint venture company was executed by BNL’s affiliate, Porgera (Jersey) Limited, the state-owned Kumul Minerals (Porgera) Limited, and MRE on September 13, 2022 (a previous version of the Shareholders’ Agreement had been signed by the BNL and Kumul parties in April 2022, but was not signed by MRE and therefore, did not take effect). This cleared the way for the incorporation of the new Porgera joint venture company on September 22, 2022. The Porgera joint venture company will next apply for a new Special Mining Lease, the receipt of which is a condition of the Porgera mine’s reopening. On April 21, 2022, the PNG National Parliament passed legislation to provide, among other things, certain agreed tax exemptions and tax stability for the new Porgera joint venture. The passage of this legislation marks an important step toward the reopening of the Porgera mine and satisfies one of the key obligations of the PNG Government under the Commencement Agreement. This legislation was certified on May 30, 2022 and will come into effect following a public notice process under PNG law.

Other definitive agreements, which remain to be concluded, include an Operatorship Agreement pursuant to which BNL will operate the Porgera mine, as well as a Mine Development Contract to accompany the new Special Mining Lease to be held by the new Porgera joint venture company. Under the terms of the Commencement Agreement, BNL will remain in possession of the site and maintain the mine on care and maintenance.

Porgera continues to be excluded from our 2022 guidance. We expect to update our guidance following the execution of all of the definitive agreements to implement the binding Commencement Agreement, the satisfaction of the remaining conditions to reopening, including the resolution of BNL’s objections to the IRC tax assessments for 2006 through 2015, and the finalization of a timeline for the resumption of full mine operations. Refer to notes 13 and 18 to the Financial Statements for more information.

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Other Mines - Copper

Summary of Operating and Financial Data						For the three months ended
			9/30/22					6/30/22
	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend- itures[b]	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend- itures[b]

Lumwana	82	2.19	1.78	3.50	106	75	2.01	1.68	3.28	79

Zaldívar (50%)	23	3.20	2.45	2.94	8	25	2.88	2.17	2.65	10

Jabal Sayid (50%)	18	1.58	1.41	1.52	6	20	1.45	1.09	1.19	4

Total Copper	123	2.30	1.86	3.13	120	120	2.11	1.70	2.87	93

[a].	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
[b].	Includes both minesite sustaining and project capital expenditures[1].

Lumwana, Zambia

Copper production for Lumwana in the third quarter of 2022 was 9% higher compared to the prior quarter, benefiting from higher throughput due to improved mill runtime. Cost of sales per pound2 and C1 cash costs per pound1 in the third quarter of 2022 were 9% and 6% higher, respectively, compared to the prior quarter, mainly driven by slightly lower grade and a higher strip ratio, as well as higher input costs. In the third quarter of 2022, all-in sustaining costs per pound1 increased by 7% compared to the prior quarter, driven by higher C1 cash costs per pound1 as well as higher minesite sustaining capital expenditures1 from increased capitalized stripping. We continue to focus on waste stripping at Lumwana to open up higher-grade areas as we scale up our operations with a new fleet.

Zaldívar (50% basis), Chile

Copper production for Zaldívar in the third quarter of 2022 was 8% lower compared to the prior quarter, due to lower throughput. Cost of sales per pound2 and C1 cash costs per pound1 were 11% and 13% higher, respectively, than the prior quarter, mainly due to less production and higher input costs driven by higher acid and diesel prices. All-in sustaining costs per pound1 in the third quarter of 2022 was 11% higher compared to the prior quarter, mainly due to higher C1 cash costs per pound1, while minesite sustaining capital expenditures1 remained relatively consistent on a per pound basis.

Jabal Sayid (50% basis), Saudi Arabia

Jabal Sayid’s copper production in the third quarter of 2022 was 10% lower compared to the prior quarter, reflecting lower throughput related to a scheduled plant shutdown. Cost of sales per pound2 for the third quarter of 2022 increased by 9%, compared to the prior quarter, due to higher C1 cash costs per pound1. C1 cash costs per pound1 increased by 29% compared to the prior quarter, mainly due to the impact of lower gold by-product credits and higher maintenance expense. All-in sustaining costs per pound1 in the third quarter of 2022 increased by 28% compared to the prior quarter, mainly due to higher minesite sustaining capital expenditures1 on a per pound basis and higher C1 cash costs per pound1.

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Growth Project Updates

Goldrush Project, Nevada, USA

The public comment period for the Draft Environmental Impact Statement concluded on August 29, 2022. The Bureau of Land Management, in cooperation with their third party contractor, is now drafting responses to the public comments and working on modifications to the Plan of Operations that will be included in the Final Environmental Impact Statement. We continue to expect the Record of Decision to be issued in the first half of 2023. Some changes to the mining sequence have been made in the Redhill and Crow mining zones to mitigate near-term production impacts from the extension of the National Environmental Policy Act permitting timeline.

Mine development and test stoping has continued in the Redhill zone of Goldrush, where dewatering of the orebody is not required. Development also continues on exploration drifts above the Goldrush orebody to facilitate future underground drilling platforms.

The headcount ramp-up at Goldrush has continued and reached around 75% of the total planned workforce of approximately 230 people as at September 30, 2022. Recruitment of experienced miners and mechanics remains a key focus.

As at September 30, 2022, we have incurred $330 million on a 100% basis (including $12 million in the third quarter of 2022) on the Goldrush project, inclusive of the exploration declines. This capital spent to date, together with the remaining expected pre-production capital (until planned commercial production begins in 2025), is anticipated to be slightly less than the $1 billion initial capital estimate previously disclosed for the Goldrush project (on a 100% basis).

Turquoise Ridge Third Shaft, Nevada, USA6

Construction of the Third Shaft at Turquoise Ridge, which has a hoisting capacity of 5,500 tonnes per day, continues to advance according to schedule and within budget. Commissioning began late in the third quarter of 2022.

Construction activities continued in the third quarter of 2022, focusing on conversion of the headframe to the permanent production configuration and installation of the material handling system. Commissioning of all three hoists was completed as well as the first test skipping from the 2280 level. Construction of the changehouse continued with installation of internal plumbing, block walls and the personnel tunnel. Excavation and lining of the stacker pad runoff pond was completed as well as all earthworks for the stacker pad. The focus of the Third Shaft project in the fourth quarter of 2022 will be continuation of the changehouse construction and working through commissioning up to full design.

As at September 30, 2022, we have incurred $258 million (including $14 million in the third quarter of 2022) out of an estimated capital cost of approximately $300-$330 million (100% basis).

NGM Solar Project, Nevada, USA

The TS Solar project is a 200MW photovoltaic solar farm located adjacent to Nevada Gold Mines’ TS Power Plant and interconnected with the existing plant transmission infrastructure. Upon completion, the project will supply renewable energy to NGM’s operations and is expected to realize 254kt of CO2 equivalent emissions reduction per annum, equating to an 8% reduction from the 2018 baseline.

Accomplishments in the third quarter of 2022 were focused on progressing design and critical procurement tasks, which support NGM’s strategy to self-perform procurement and construction management. Several key contracts were awarded for long-lead construction materials, including foundation piles, electrical cable, solar module wiring harnesses, and inverters. Installation contracts were awarded for site civil works, solar substation construction, and mechanical installation. Array design progressed to 60% complete for civil design and 30% complete for electrical design. In the fourth quarter of 2022, remaining material and installation contracts are expected to be awarded and array construction will commence, beginning with site earthworks, foundation piles and substation installation. As of September 30, 2022, project spend was $42 million out of an estimated capital cost of $290-310 million (100% basis).

Pueblo Viejo Expansion, Dominican Republic7

The Pueblo Viejo plant expansion and mine life extension project is designed to increase throughput to 14 million tonnes per annum, allowing the operation to maintain minimum average annual gold production of approximately 800,000 ounces after 2022 (100% basis).

Engineering design of the plant expansion is complete. Fabrication is essentially complete and final material deliveries to site are expected during the fourth quarter of 2022.

Construction for the plant expansion is now 70% complete (from 56% as at June 30, 2022). Earthworks and civil concrete works were 98% and 96% complete, respectively, at the end of the third quarter of 2022. In addition, completion for steelwork has advanced to 76% and mechanical installation to 77%. Piping and electrical installation progressed to 36% and 11%, respectively. Raw material supplies continue to drive material delivery delays, partially offset by our logistics strategies. Construction plans are being adjusted to offset a later delivery schedule and we expect the plant expansion to be substantially completed by the end of 2022, with commissioning in the first quarter of 2023.

The social, environmental, and technical studies for additional tailings storage capacity have continued to advance. The government of the Dominican Republic identified a select number of alternatives for further assessment. At the same time, Barrick conducted its own alternatives assessment, completed by a multi-disciplinary team of external subject matter experts from various independent consulting companies. These two separate assessments independently identified four alternative sites, from which the selected site, located in the Sanchez Ramirez province, has been put forward for further evaluation.

The final location and construction of the additional tailings storage facility will, however, be subject to the completion of an Environmental and Social Impact Assessment (“ESIA”) in accordance with Dominican Republic legislation and international standards. The ESIA has been completed according to the Dominican

BARRICK THIRD QUARTER 2022	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

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Government’s Terms of Reference. The authorities’ review and approval process will commence in the fourth quarter of 2022, and approval is expected in the first half of 2023.

Pre-feasibility engineering of the additional tailings storage facility is expected to be completed in the fourth quarter of 2022.

As at September 30, 2022, we have incurred $718 million (including $102 million in the third quarter of 2022) on the project (100% basis). The estimated capital cost of approximately $1.4 billion (100% basis) remains subject to material change based on the final selection of a site for the additional tailings storage facility, as well as the related detailed design and engineering.

Veladero Phase 7 Leach Pad, Argentina

In November 2021, the Board of Minera Andina del Sol approved the Phase 7A leach pad construction project. Construction of Phase 7B will commence following the completion of Phase 7A. Construction on both phases will include sub-drainage and monitoring, leak collection and recirculation, impermeabilization, as well as pregnant leaching solution collection. Additionally, the north channel will be extended along the leach pad facility. Construction of Phase 7A did not significantly advance during the third quarter of 2022, mainly due to sub-zero temperatures and windy conditions. Work resumed in October 2022. The remaining two sectors will be completed sequentially. The first of the remaining sectors will be handed over to operations for stacking during December 2022 and the final sector, shortly thereafter in the first quarter of 2023.

As of September 30, 2022, we have incurred $49 million (including $3 million in the third quarter of 2022) on Phase 7A out of an estimated capital cost of $75 million (100% basis). Construction of Phase 7B has been approved by the board of Minera Andina del Sol and is expected to commence in the fourth quarter of 2022. Early procurement of long lead items for Phase 7B continues as planned.

Veladero Power Transmission, Chile-Argentina

In 2019, we commenced construction of an extension to the existing Pascua-Lama power transmission line to connect to Veladero. The power transmission line will allow Veladero to convert to grid power exported from Chile and cease operating the current high-cost diesel generation power plant located at site. A power purchase price agreement was executed during the fourth quarter of 2019 to supply power from renewable energy that will significantly reduce Veladero’s carbon footprint. This is expected to reduce CO2 equivalent emissions by 100,000 tonnes per year upon commissioning.

We completed the construction of the Veladero Power Transmission project at a total cost of $54 million (100% basis).

In March 2022, a Chilean trial court issued injunctions which, among other things, prohibited the administrative authority that oversees electric projects in Chile (the Coordinador Eléctrico Nacional, or “CNE”) from completing the procedures required to energize the Veladero Power Transmission project. In September 2022, Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project and the plaintiff settled the dispute, and all injunctions have been vacated.

Separately, we expect all ongoing power line related permitting and approvals in Argentina to be finalized during the fourth quarter of 2022.

Loulo-Gounkoto Solar Project, Mali

The scope of this project is to design, supply and install a 40MW (48MW peak) photovoltaic solar farm with a 36 MW battery energy storage system. Upon completion, we expect to realize a reduction of 23 million liters of fuel, which translates to a saving of approximately 62kt of CO2 equivalent emissions per annum. The project will be implemented in two phases with Phase 1 to deliver 20MW (24MW peak) and 22 MVA battery storage and is expected to be commissioned by the end of 2023. Phase 2 is expected to be commissioned by the end of 2024.

Total project status is 32% complete, with preparation of the solar farm footprint largely achieved and construction of the substation underway. As at September 30, 2022, we have spent $22 million out of an expected capital cost of approximately $90 million (100% basis).

Jabal Sayid Lode 1, Saudi Arabia

The scope of this project is to develop and extract a new orebody, located less than a kilometer from the existing lode at Jabal Sayid, following the completion of a feasibility study that comfortably meets our investment criteria. The project design includes underground capital development as well as surface and underground mining infrastructure upgrades to commence mining activity by June 2023. Upgrades to the mill will enable throughput to increase, as well as support flexibility in treating higher zinc content from this sulfide orebody.

The project is 39% completed. As at September 30, 2022, we have incurred $20 million out of an estimated capital cost of approximately $40 million (100% basis).

Exploration and Mineral Resource Management

The foundation of our exploration strategy is a deep organizational understanding that discovery through exploration is a long-term investment and the main value driver for the business - not a process. Our exploration strategy has multiple elements that all need to be in balance to deliver on the Company’s business plan for growth and long-term sustainability.

First, we seek to deliver projects of a short- to medium-term nature that will drive improvements in mine plans. Second, we seek to make new discoveries that add to Barrick’s Tier One Gold Asset5 portfolio. Third, we seek to optimize the value of major undeveloped projects. Finally, we seek to identify emerging opportunities early in their value chain and secure them by an earn-in or outright acquisition, where appropriate.

Last quarter, we reported significant changes in the senior management of the exploration team. The renewed energy and focus in the team is delivering robust results across the portfolio as highlighted in the following section.

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North America

Carlin, Nevada, USA8,9,10,11,12

At North Leeville, surface drilling continues to expand the maiden inferred resource footprint while delineating growth opportunities along prospective structures and favorable host lithologies. Building on successful drill results from the second quarter of 2022 (27.4 meters at 19.57 g/t Au in drillhole NLX-22013b), new assays confirm the geological model to the west towards the Four Corners Fault, as well as to the east at the intersection of low-angle thrusts and high-angle northwest striking faults in favorable stratigraphy. Hole NLX-22015 (19.8 meters at 15.59 g/t Au) extended the resource footprint to the west along high-grade controlling structures and confirms a pivotal structural link with high-grade drill results in North Turf. Drilling will continue to target structures that control mineralization at North Leeville in the fourth quarter of 2022.

At North Turf, underground drilling continues to expand the known resource and reserves footprint to the north towards North Leeville. New drill results confirmed the upside potential along the northwest striking Veld fault with 81.4 meters (true width (“TW”) 54.5 meters) at 13.20 g/t Au in drillhole NTC-22025. This result confirms continuity of thick high-grade mineralization over approximately 300 meters between previously reported NTC-22004 that returned 38.3 meters (TW 34.1 meters) at 18.55 g/t Au, and CGX-20078 that returned 42.2 meters at 13.56 g/t Au. On the eastern side of Leeville, drillhole NTC-22019 also intersected 14.6 meters (TW 5.2 meters) at 10.62 g/t Au further expanding the resource footprint.

Along the western edge of North Leeville, hole CGX-22088 intersected 10.5 meters at 8.70 g/t Au in the brecciated, down-dropped block between the Basin Bounding and Four Corners faults. The target remains open to the south where drilling from underground platforms is targeting westward expansion of the Turf deposit.

Further to the west in the Little Boulder Basin, targeted drilling has discovered a mineralized breccia body (LBB-22005: 6.1 meters at 10.88 g/t Au and 10.4 meters at 11.68 g/t Au) with drilling defining a 150-meter-wide northeast trending corridor of complex thrusting, strong alteration, and breccia development that is open along strike. Additional follow up drill testing is planned.

At Ren, drilling continues to grow inferred resources for the end of 2022 in the significantly sheared JB Zone, as well as the confidence in the continuity of mineralization in the structurally complex Corona Corridor, where MRC-22002 drilled within the highly sheared Devonian Rodeo Creek formation returned 16.0 meters (TW 9.1 meters) at 17.35 g/t Au. Assays are pending for MRC-22005 that is testing the continuity of high-grade material within the JB Zone. This hole is also expected to further expand the inferred resource footprint. Remaining drilling this year will continue to focus on de-risking the exploration potential in the JB Zone and continue to test the western Corona Corridor.

To the east of the El Niño mine, follow up drilling has defined a mineralized fold and thrust system within the 300 meter wide down-dropped block of the East Bounding fault system. Mineralization remains open along strike and down dip highlighted by new significant results (WSF-22004: 1.8 meters at 8.37 g/t Au and 4.9 meters at 17.43 g/t Au) associated with high-angle faulting and intrusive dikes. Further follow up work will evaluate the continuity of the mineralization in the down-dropped block as well as testing along strike under a two-kilometer wide untested graben that separates the El Niño and Ren deposits.

Cortez, Nevada, USA13,14

At the Hanson Footwall target in the Cortez Hills underground mine, drilling is testing the potential of a mineralized fault and higher grade feeder below the mine infrastructure. Recent drilling has improved the geological understanding of this target and has yielded encouraging results including 10.2 meters at 5.03 g/t Au and 2.4 meters at 8.96 g/t Au in CMX-22014. Additional modelling and follow up drilling is needed in order to understand the controls of the mineralization. Continued positive results have the potential to add ounces 150-300 meters below the current workings and could be mined from the Cortez Hills underground infrastructure. Additional targets have also been identified along strike of a potential thrust system that will be tested in the fourth quarter of 2022 and into 2023.

At the Robertson project, drill results continue to expand the mineralized footprint between the Gold Pan and Porphyry targets, with geological results suggesting that the two areas represent a continuous body of mineralization that will ultimately translate into increased Resources. Drill testing 160 meters west of Altenburg Hill has intercepted 37.2 meters at 0.66 g/t Au in hole AHW-21004 in a mineralized silicified granodiorite. At Distal, on the western side of Robertson, drilling has continued to intersect mineralization (quartz-arsenopyrite-gold veins), including 13.9 meters at 15.57 g/t Au in hole DTL-21004 and 12.0 meters at 2.17 g/t Au in hole DTL-21007 located more than 600 meters west of the existing resource at Gold Pan. Exploration in the Distal area will continue into the fourth quarter to define the extents of mineralization to the north and south.

At the Swift property, an exploration earn-in option for Nevada Gold Mines, drilling began on the fence of framework holes in the southwest portion of the property beneath a surficial alteration and geochemical anomaly. The eastern most hole on the fence reached favorable stratigraphy under cover (assays pending). Drilling of two additional holes at 1 kilometer spacing to the west of the first hole is in progress to establish the structural and stratigraphic framework of the area and test for additional alteration.

Fourmile, Nevada, USA

At Fourmile, drilling began at the Dorothy target area late in the third quarter of 2022 to test for more continuous portions of the high grade breccias, which were previously intersected in the area. Two additional target areas along the margins of the breccia body were identified earlier in the year that could provide significant upside in the Dorothy area. Drilling for both holes is currently above target with results expected in the fourth quarter of 2022.

Turquoise Ridge, Nevada, USA15

At Turquoise Ridge, underground drilling at the BBT corridor provided better insight on structural controls of the mineralization and a more refined understanding of the Getchell Fault Zone. In addition, two distinct structural zones along the hanging wall and footwall of the BBT fault have been identified which tie into the higher-grade mineralization of the area. Recent drilling TSM-22003A (10.9 meters at 19.06 g/t Au), TSM-22004 (17.5 meters at

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10.39 g/t Au) and TSM-22100 (9.5 meters at 12.33 g/t Au) together with a number of other holes pending assays are expected to grow the resource and further expand the mineralization footprint.

During the third quarter of 2022, a reverse circulation scout drilling program was completed in the alluvial covered area straddling a legacy property boundary between the Turquoise Ridge underground mine and the Mega pit at Twin Creeks. The results from the program highlight a corridor of deep oxidation, strong geochemistry and anomalous gold coincident with a window through the Roberts Mountains thrust fault. Follow up core drilling to test the highest priority concepts is planned.

Hemlo, Canada16

A detailed re-interpretation and re-build of the geological model and resource estimation has been completed at Hemlo, better defining the geological controls of the mineralization. This has come with an improved understanding of the plunges of mineralization that are expected to reduce the contained ounces and residual potential, primarily in the B Zone; however, will aid in growth targeting in the C and E Zones, where mineralization remains open at depth. A new underground mine plan is being updated based on this model, as well as an evaluation of the potential to restart the open pit.

Drilling to date confirmed the updated model at C Zone Deep, Lower C Zone West and E Zone. At C Zone Deep, drill intercepts include 7.2 meters (TW 6.3 meters) at 11.67 g/t Au in drillhole 90352204, 6.6 meters (TW 4.3 meters) at 14.52 g/t Au in drillhole 90352223 and 4.5 meters (TW 3.7 meters) at 14.25 g/t Au in drillhole 90352220. The final assays were also received from Lower C Zone West, including 5.5 meters (TW 4.7 meters) at 13.20 g/t Au in drillhole 1152207 and 7.3 meters (TW 5.9 meters) at 3.87 g/t Au in drillhole 1152208. E Zone resource expansion drilling was completed, with highlight assays of 8.0 meters (TW 6.5 meters) at 6.45 g/t Au in W2216 and 7.0 meters (TW 5.4 meters) at 4.51 g/t Au in W2225, in line with expectations.

Near the end of the third quarter of 2022, field work commenced on the recently optioned Pic property. The property is strategically located 20 kilometers northwest of the Hemlo operation, which provides some synergies with respect to camp and core logging facilities. Till sampling and re-logging of available core is the focus heading into the fourth quarter of 2022.

Uchi Belt, Canada

Fieldwork continued through the third quarter of 2022 across the optioned projects within the belt. A compact drill was mobilized to the South Uchi property and completed till sampling of top priority areas. The results from this reconnaissance sampling together with mapping and outcrop sampling will be used to motivate the next phase of targeted drill testing.

Latin America & Asia-Pacific

Pueblo Viejo, Dominican Republic17,18

Following the identification of favorable alteration below cover at the Main Gate target, a follow up drilling program was designed to both map the thickness of the cover limestone and test the potential extension of high-grade mineralization of the ADR1 target, located 600 meters north. Preliminary results validated the exploration concept improving the confidence and potential of this concealed target. Hole DPV22-869 intercepted 24 meters of limestone, followed by 76 meters of alteration, which contained 24 meters at 1.6 g/t Au from 60 meters, including 12 meters at 2.3 g/t Au. Hole DPV22-871 intersected 86 meters of limestone, followed by alteration up to 124 meters depth (assays pending). Drilling is ongoing and a new search space is emerging in the district, close to the main Pueblo Viejo deposit.

At Arroyo del Rey, a framework diamond drilling program (three holes) was accelerated, with the first hole completed (DPV22-868; 502 meters). Preliminary results confirm shallow mineralization intersecting 6 meters at 3.20 g/t Au from 5 meters, including 1.4 meter at 9.95 g/t Au from 7.1 meters, associated with multiple alteration events. From 300 to 350 meters, the hole intersected altered rocks with disseminated sulfides, interpreted as alteration which is peripheral to a potential mineralized source. Follow up drilling is warranted.

At Zambrana Norte, field mapping and sampling confirmed an area of 1,600 meters by 500 meters of favorable lithologies with Pueblo Viejo-type alteration and anomalous gold values at surface. Detailed mapping and ground geophysics is planned to define drill-ready targets.

Regional Exploration, Dominican Republic

Reconnaissance mapping and sampling, continued in key target areas along prospective belts. Early results are encouraging with different types of mineralization identified at surface, including orogenic-style quartz veins and hydrothermal mineralization.

Veladero District, Argentina

A target generation review over the Veladero District is ongoing. New target areas have been identified whilst current targets areas (Morro Escondido, Veladero Sur, Domo Negro and Cerro Lila) were further validated. Ground geophysical surveys are planned in high priority targets, as well as drilling at Domo Negro and Morro Escondido where limited legacy drilling shows potential for extensive shallow mineralization.

El Quevar, Argentina

Following the narrow high-grade mineralization intersected at the Naty target in the prior quarter, five north-south CSAMT geophysical lines were completed in the third quarter of 2022. This survey validated the northeast structure controlling favorable alteration and shows the potential continuity of the system towards the north of the mineralized intercept, opening a new area for follow up drilling, planned in 2023.

Cerro Bayo, Argentina

Detailed mapping and sampling continues to confirm the northwest striking mineralized structures on the project. Different levels of exposure that have been mapped, indicate that the hydrothermal systems are preserved and close to the surface in some blocks of the property. An infill ground magnetic geophysical survey is advancing to support the structural interpretation.

Peru

A technical assessment and review of Barrick’s large Peru portfolio, has prioritized three, high potential districts: Tumaruma, Pataqueña and Libélula. These districts feature

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large alteration systems with the potential to host stand-alone deposits.

Porgera, Papua New Guinea

As discussed on page 8, Porgera is currently on temporary care and maintenance and consequently, all exploration activities have ceased.

Japan Gold Strategic Alliance, Japan

The conclusion of the Phase One screening program on the Japan Gold/Barrick Alliance projects is that six projects advance to the Second Evaluation Phase, and three more recently acquired projects will continue under the Initial Evaluation Phase. Work is in progress currently on the two priority targets, Mizobe in Kyushu and Aibetsu in Hokkaido.

Africa & Middle East

Senegal, Regional Exploration

Exploration has been focused on targets and areas of interest that have been prioritized based on the potential to deliver a standalone orebody to advance the highly prospective eastern Senegal exploration portfolio.

We continue to expand our exploration footprint in the Faleme domain with the granting of the Bambadji South permit which will be subject to a target delineation program in early 2023 to define the first set of prioritized targets.

Loulo-Gounkoto, Mali19

At Gara North, scout drilling designed to test the northern extension of the folded corridor hosting the Gara deposit returned a significant high grade intercept of 11.00 meters at 5.75 g/t Au, from 59.00 meters including 5.00 meters at 11.52 g/t Au (GNRC0008). The strike extent of this mineralization is untested over 600 meters and will be prioritized for follow up in the fourth quarter of 2022 as a high grade near-mine satellite opportunity.

At Yase, drilling has supported the interpretation of a panel of variable grade mineralization extending over 700 meters strike. An update to the geological model is currently underway.

Drilling is currently in progress on the Toronto-Namila Target, located on the prospective Faraba corridor. Surface and historic work has highlighted a multi-kilometer scale, sparsely tested opportunity along one of the key district scale mineralized trends with potential to host significant satellite deposits. Completing the assessment of the target will be a key priority for the fourth quarter of 2022.

At the Faraba Complex, the conversion drilling progressed to 77% completion as at September 30, 2022. Overall drilling to date has confirmed the model with additional mineralized lodes. The results of this drill program are expected to contribute towards the replacement of annual depletion.

Tongon, Côte d’Ivoire20

Advancing the targets that show the highest potential to further extend the Tongon life of mine remains the focus of exploration.

At Koro A2, significant results have been received in the southern portion of the target: 23.00 meters at 4.44 g/t Au (KORC014) and 11.00 meters at 3.06 g/t Au (KORC017). Meanwhile, an aircore drill program testing the full extent of the two kilometer footprint of this target has been completed with full results pending.

At Seydou North, drilling the down-plunge shoot extensions identified potential to extend the depth of the planned open pit. An update to the pit optimizations will be completed during the fourth quarter of 2022, with a view to commence mining operations in early 2023.

Côte d’Ivoire, Regional Exploration

At Fonondara Main, satellite potential for trucking to Tongon has been identified from the updated block model, which simulates the grade continuity defined within the closely spaced drill grids further along strike and down dip. Initial pilot geometallurgical testwork supports economic viability for processing at the Tongon plant. Additional growth potential along strike to the north has been identified. Another phase of drilling is being planned with the objective of defining inferred mineral resources within the current conceptual open pit and to test further strike extension potential to the north for a decision on the potential commencement of a pre-feasibility study in the first quarter of 2023.

Kibali, Democratic Republic of Congo21

Ongoing mineral resource conversion drilling, and subsequent pre-feasibility mine design studies are on track to potentially define additional mineral reserves at the 1100 lode in KCD underground. These results support the potential growth of mineral reserves, net of depletion, at Kibali for the 2022 year-end. The mine plan schedule indicates that first stoping is expected to commence in the 1100 lode during 2025, after capital development access ramps are developed with installation and commissioning of underground crushing and conveying systems during 2024.

A drilling program has commenced at Agabarbo-Rhino, designed to test for a near mine underground opportunity on the extensions of multiple high-grade mineralized shoots.

Three diamond holes have been drilled at Mengu Hill, to test for the continuity of high-grade mineralization down plunge of the previously mined open pit. The holes are located 400 meters from the closest legacy drilling and have confirmed the geological units and mineralization system as targeted, with high-grade intercepts including 12.84 meters at 6.33 g/t Au from hole MDD080. Results to date support the potential for a significant satellite underground project, pending the success of additional step-out drill fences. This will be a key focus for the fourth quarter of 2022 and into 2023.

A scout drilling program is in progress at Zambula, located on the KZ South trend, a large scale mineralized structure. The program is designed to assess the most prospective segments of the sparsely tested, greater than four kilometer strike length of the Zambula shear zone for open pit satellite opportunities within 15 kilometers of the Kibali mill. Completed holes have confirmed the mineralized structure, with favorable host lithologies and alteration down to 100 meters vertical depth. Significant results so far include 9 meters at 9.27 g/t Au, including 1 meter at 76.52 g/t Au (ZBRC0006) and 7 meters at 2.52 g/t Au, including 1 meter at 12.18 g/t Au (ZBRC0007), supporting the potential for higher grade zones within the wider KZ South trend.

At Makoro, initial results from a first phase drilling program targeting the greater than three kilometer long shear corridor, are encouraging with MRRC0001 returning 13 meters at 2.93 g/t Au, including 2 meters at 12.86 g/t Au (MRRC0001). Exploration work will continue in the fourth quarter of 2022 to assess this target.

BARRICK THIRD QUARTER 2022	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

North Mara and Bulyanhulu, Tanzania

At North Mara, an induced polarization/resistivity geophysics survey was completed along the north-west extension of the highly prospective and sparsely tested Gokona-Gena corridor. The results will be used to update the interpretation of the geological architecture beneath the expansive post mineral phonolite cover. Exploration in the fourth quarter of 2022 will focus on framework drilling programs planned to advance the highest ranked opportunities along the corridor.

At the Ochuna area of interest, assay results were received from the large-scale soil sampling program completed during the first quarter of 2022. Results show several gold anomalies associated with pathfinder elements identifying potential for additional mineralized intrusive centers. Additionally, air-core geochemistry drilling to explore for a higher grade portion of the Ochuna mineralized system under alluvial cover is planned to commence in the fourth quarter of 2022.

The Gokona Deeps drilling program targeting depth extensions continued in the third quarter of 2022. Several drill holes have intersected mineralization outside of the currently defined extent of down plunge mineralization, which are expected to support extensions to mineral resources at depth by the end of this year.

At Bulyanhulu, a full update of the camp scale geological model, driven largely by field mapping, litho-sampling and data integration within the newly acquired exploration licenses, has transformed the understanding of the large scale structural controls of the inlier, identifying several new areas of interest. Target delineation geophysics and mapping programs are planned for the fourth quarter of 2022 to identify and prioritize the highest impact targets in the new geological context prior to drill testing.

Egypt, Regional Exploration

In Egypt, the Atalla and Fatiri exploration licenses were granted, and exploration has commenced on the ground. Field teams are screening the licenses for indications of mineralized systems with Tier One Gold Asset5 potential.

Lumwana

Drilling in the Lubwe starter pit area was completed during the third quarter of 2022. Assays received confirmed the presence of thick, higher-grade, mineralization in the SW starter pit. Initial mineral resource definition work programs are underway, targeting the potential definition of new mineral resources at Lubwe by the end of 2022.

The updated Lubwe models will be incorporated into an internal preliminary economic assessment (“PEA”) to test the economic viability of integrating the Lubwe deposit within the Lumwana life-of-mine plan in order to unlock the potential value within a Chimi superpit. As part of this internal PEA, a number of mine plan scenarios, capital estimates and associated plant expansion scenarios will be tested to define the optimal project value of Lumwana.

Further exploration drilling will be undertaken during the fourth quarter of 2022 on the Kamaranda and Kababisa targets – each of which show potential to provide additional near surface, higher grade mineralization, which could further add to the conceptual mine plan, utilizing additional capital infrastructure from the Chimi Superpit and Lubwe project.

Jabal Sayid, Kingdom of Saudi Arabia22

At Lode 1 at Jabal Sayid, drilling continues to expand the growth potential of the high-grade feeder zone down-plunge. Results from the third quarter of 2022 include 37.10 meters at 13.91% Cu (BDH1163) and 65.00 meters at 2.89% Cu (JED1888). On-site pilot scoping geometallurgical testwork shows comparable recovery of the mineralization to the currently defined Lode 1 reserve, supporting economic viability, which are expected to be incorporated into updated mineral resources and mine designs by the 2022 year-end results from the down hole electromagnetic survey program has identified three new targets. This includes the new near-mine Lode 2 West target, with underground mapping at the southern point of the conductive anomaly showing disseminated pyrite and strong silica alteration, a known distal mineralization signature.

At Lode 4 East, drill results in the third quarter of 2022 support an extension to the feeder zone mineralization, demonstrated by 25.70 meters at 1.07% Cu (JED4561) and 32.70 meters at 0.95% Cu (JED4562).

The new Janob target located 1 kilometer along strike to the southwest of Lode 1 continues to be delineated with three trenches constraining the key stratigraphic horizon associated with copper oxides. The Janob target has been integrated into the next phase of the greenfields exploration program, which will commence in the fourth quarter of 2022.

BARRICK THIRD QUARTER 2022	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Review of Financial Results

Revenue

($ millions, except per ounce/pound data in dollars)		For the three months ended		For the nine months ended
	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21
Gold

000s oz solda	997	1,040	1,071	3,030	3,234

000s oz produced[a]	988	1,043	1,092	3,021	3,234

Market price ($/oz)	1,729	1,871	1,790	1,824	1,800

Realized price ($/oz)[b]	1,722	1,861	1,771	1,820	1,789

Revenue	2,277	2,597	2,531	7,385	7,761
Copper

millions lbs sold[a]	120	113	101	346	310

millions lbs produced[a]	123	120	100	344	289

Market price ($/lb)	3.51	4.32	4.25	4.11	4.17

Realized price ($/lb)[b]	3.24	3.72	3.98	3.86	4.21

Revenue	200	211	209	698	699
Other sales	50	51	86	156	215

Total revenue	2,527	2,859	2,826	8,239	8,675

a.	On an attributable basis.
b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.

Q3 2022 compared to Q2 2022

In the third quarter of 2022, gold revenues decreased by 12% compared to the second quarter of 2022, primarily due to a lower realized gold price1, combined with lower sales volume. The average market price for the three month period ended September 30, 2022 was $1,729 per ounce, an 8% decrease versus the $1,871 per ounce average in the prior quarter. During the third quarter of 2022, the gold price ranged from $1,615 per ounce to $1,814 per ounce, and closed the quarter at $1,672 per ounce. Gold prices in the third quarter of 2022 continued to be volatile, impacted by economic and geopolitical concerns as a result of the invasion of Ukraine by Russia, rising interest rates, a strengthening trade-weighted US dollar, pandemic-related lockdowns in China, and the tightening of fiscal policies by governments worldwide.

In the third quarter of 2022, gold production on an attributable basis was 55 thousand ounces lower than the prior quarter, mainly due to reduced irrigation flows at Veladero related to sub-zero temperatures, lower tonnes processed at Carlin, as well as lower grades and recovery at Turquoise Ridge. This was combined with lower production at Long Canyon (included in the “Other” category above) following the completion of Phase 1 mining in May 2022, as previously disclosed. These factors were partially offset by a strong performance from Pueblo Viejo, mainly driven by higher throughput.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)

Q3 2022 compared to Q2 2022

Copper revenues in the third quarter of 2022 decreased by 5% compared to the prior quarter due to a lower realized copper price1, partially offset by higher sales volume. The average market price in the third quarter of 2022 was $3.51 per pound, representing a decrease of 19% from the $4.32 per pound average in the prior quarter. The realized copper price1 in the third quarter of 2022 was lower than the market copper price due to the impact of negative provisional pricing adjustments, consistent with the prior quarter, which reflects the decrease in the copper market price near the end of the third quarter of 2022. During the third quarter of 2022, the copper price traded in a range of $3.15 per pound to $3.77 per pound, and closed the quarter at $3.47 per pound. Copper prices in the third quarter of 2022 declined from the second quarter which was attributed to a strengthening US dollar, recession concerns and pandemic related lockdowns in China. Longer term, expectations for increases in copper demand from infrastructure spending and the transition to a low-carbon global economy are expected to continue to have a positive impact on copper demand and consequently, expectations of future prices.

Attributable copper production in the third quarter of 2022 was 3 million pounds higher compared to the prior quarter driven by strong performance from Lumwana due to higher throughput from improved mill runtime. Attributable copper sales in the third quarter of 2022 was 6% higher than the prior quarter.

Q3 2022 compared to Q3 2021

For the three month period ended September 30, 2022, gold revenues decreased by 10% compared to the same prior year period, due to a decrease in sales volume, combined with a lower realized gold price1. The average market price for the three month period ended September 30, 2022 was $1,729 per ounce versus $1,790 per ounce for the same prior year period.

BARRICK THIRD QUARTER 2022	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)

Q3 2022 compared to Q3 2021

For the three month period ended September 30, 2022, attributable gold production was 104 thousand ounces lower than the same prior year period, primarily as a result of the completion of Phase 1 mining in May 2022 at Long Canyon (included in the “Other” category above), lower oxide and refractory ore tonnes mined at Cortez, and the transition to an underground-only mining operation supplemented by stockpile reclaim from the fourth quarter of 2021 at Turquoise Ridge. This was partially offset by higher production at Carlin as the same prior year period was impacted by the mechanical mill failure at Carlin’s Goldstrike roaster which occurred in May 2022.

Copper revenues for the three month period ended September 30, 2022 decreased by 4% compared to the same prior year period, due to a lower realized copper price1, partially offset by higher sales volumes. In the third quarter of 2022, the realized copper price1 was lower than the market copper price due to the impact of negative provisional pricing adjustments, consistent with the same prior year period, which reflects the decrease in the copper market price near the end of the third quarter of 2022.

Attributable copper production for the three month period ended September 30, 2022 increased by 23 million pounds compared to the same prior year period, primarily due to higher throughput at Lumwana.

YTD 2022 compared to YTD 2021

For the nine month period ended September 30, 2022, gold revenues decreased by 5% compared to the same prior year period, primarily due to a decrease in sales volumes, partially offset by an increase in the realized gold price1. The average market price for the nine month period ended September 30, 2022 was $1,824 per ounce versus $1,800 per ounce for the same prior year period.

For the nine month period ended September 30, 2022, attributable gold production was 213 thousand ounces lower than the same prior year period, primarily as a result of the completion of Phase 1 mining at Long Canyon in May 2022, lower grades processed at Pueblo Viejo, lower throughput and the transition to an underground-only mining operation from the fourth quarter of 2021 at Turquoise Ridge, as well as the end of mining at Buzwagi as the operation transitioned into closure in the third quarter of 2021. This was partially offset by higher production at Carlin as a result of the mechanical mill failure at the Goldstrike roaster which occurred in the same prior year period, and at Veladero as the mine was transitioning to Phase 6 of the leach pad in the first half of 2021.

Copper revenues for the nine month period ended September 30, 2022 were in line with the same prior year period, as a lower realized copper price1 was offset by higher sales volume. For the nine month period ended September 30, 2022, the realized copper price1 was lower than the market copper price as a result of the impact of negative provisional pricing adjustments, whereas a positive provisional pricing adjustment was recorded in the same prior year period.

Attributable copper production for the nine month period ended September 30, 2022, increased by 55 million pounds compared to the same prior year period, mainly due to higher grades processed at Lumwana.

Production Costs

($ millions, except per ounce/pound data in dollars)		For the three months ended		For the nine months ended
	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21
Gold

Site operating costs	1,161	1,163	1,025	3,392	3,061

Depreciation	393	438	475	1,250	1,377

Royalty expense	74	95	93	257	278

Community relations	10	7	8	24	17

Cost of sales	1,638	1,703	1,601	4,923	4,733

Cost of sales ($/oz)[a]	1,226	1,216	1,122	1,211	1,101

Total cash costs ($/oz)[b]	891	855	739	859	728

All-in sustaining costs ($/oz)[b]	1,269	1,212	1,034	1,215	1,046
Copper

Site operating costs	89	76	73	248	203

Depreciation	59	34	60	131	154

Royalty expense	23	32	27	87	75

Community relations	1	1	2	3	3

Cost of sales	172	143	162	469	435

Cost of sales ($/lb)[a]	2.30	2.11	2.57	2.21	2.36

C1 cash costs ($/lb)[b]	1.86	1.70	1.85	1.79	1.75

All-in sustaining costs ($/lb)[b]	3.13	2.87	2.60	2.96	2.52

a.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.

BARRICK THIRD QUARTER 2022	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Q3 2022 compared to Q2 2022

In the third quarter of 2022, gold cost of sales on a consolidated basis was 4% lower compared to the second quarter of 2022, mainly due to lower sales volume. Our 45% interest in Kibali is equity accounted, and therefore the mine’s cost of sales is excluded from our consolidated gold cost of sales. Our per ounce metrics, gold cost of sales2 and total cash costs1, includes our proportionate share of cost of sales at our equity method investees, and were 1% and 4% higher, respectively, than the prior quarter, mainly due to the impact of lower sales volume.

In the third quarter of 2022, gold all-in sustaining costs per ounce1, which also includes our proportionate share of equity method investees, increased by 5% compared to the prior quarter. This was primarily due to higher total cash costs per ounce1, as described above, combined with higher minesite sustaining capital expenditures1.

In the third quarter of 2022, copper cost of sales on a consolidated basis was 20% higher compared to the prior quarter, mainly due to higher depreciation expense at Lumwana, combined with increased sales volumes. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper cost of sales2 and C1 cash costs1, include our proportionate share of cost of sales at our equity method investees. Copper cost of sales per pound2 and C1 cash costs per pound1 were both 9% higher compared to the prior period, primarily due to slightly lower grades and a higher strip ratio at Lumwana, combined with higher input costs at Zaldívar.

In the third quarter of 2022, copper all-in sustaining costs1 per pound, which also includes our proportionate share of equity method investees, was 9% higher than the prior quarter, primarily reflecting higher C1 cash costs per pound1, as discussed above. This was combined with an increase in minesite sustaining capital expenditures1 resulting from increased capitalized stripping at Lumwana.

Q3 2022 compared to Q3 2021

For the three month period ended September 30, 2022, gold cost of sales on a consolidated basis was 2% higher than the same prior year period, primarily due to higher site operating costs from higher input prices driven by energy, labor and consumables due to inflationary pressures. This was partially offset by lower sales volumes. Our 45% interest in Kibali is equity accounted and therefore, the mine’s cost of sales is excluded from our consolidated gold cost of sales. Our per ounce metrics, gold cost of sales2 and total cash costs1, include our proportionate share of cost of sales at our equity method investees, and were 9% and 21% higher, respectively, compared to the same prior year period. This was mainly due to higher input prices driven by energy, labor and consumables from inflationary pressures initially related to global supply chain constraints, and then exacerbated by the Russian invasion of Ukraine. Lower sales volumes also contributed to these increases.

For the three month period ended September 30, 2022, gold all-in sustaining costs per ounce1 increased by 23% compared to the same prior year period, primarily due to an increase in total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1.

For the three month period ended September 30, 2022, copper cost of sales on a consolidated basis was 6% higher than the same prior year period, primarily due to higher site operating costs from higher sales volume and inflationary pressures, as described above. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper cost of sales2 and C1 cash costs1, includes our proportionate share of cost of sales at our equity method investees. Copper cost of sales per pound2 was 11% lower compared to the same prior year period, primarily due to lower depreciation expense. C1 cash costs per pound1 was in line with the same prior year period, as higher input prices primarily driven by fuel, as described above, was offset by higher grades at Lumwana. The mine continues to focus on capitalized waste stripping to open up higher-grade mining areas to drive future production growth over the five-year outlook.

For the three month period ended September 30, 2022, copper all-in sustaining costs per pound1 was 20% higher than the same prior year period, primarily reflecting higher minesite sustaining capital expenditures1 from an increase in capitalized waste stripping at Lumwana.

YTD 2022 compared to YTD 2021

For the nine month period ended September 30, 2022, cost of sales applicable to gold was 4% higher than the same prior year period, mainly due to higher site operating costs driven by higher input prices for energy, labor and other consumables as a result of inflationary pressures, as described above. This was partially offset by lower depreciation expense. Our 45% interest in Kibali is equity accounted and therefore, we do not include its cost of sales in our consolidated gold cost of sales. On a per ounce basis, gold cost of sales2 and total cash costs1, after including our proportionate share of cost of sales at our equity method investees, were 10% and 18% higher, respectively, than the same prior year period. This was primarily due to higher input prices for energy, labor and consumables driven by inflationary pressures initially related to global supply chain constraints, and then exacerbated by the Russian invasion of Ukraine.

For the nine month period ended September 30, 2022, gold all-in sustaining costs per ounce1 increased by 16% compared to the same prior year period, primarily due to an increase in total cash costs per ounce1 and higher minesite sustaining capital expenditures1.

For the nine month period ended September 30, 2022, copper cost of sales on a consolidated basis was 8% higher than the same prior year period, primarily due to higher sales volume and inflationary pressures as described above, partially offset by lower depreciation expense. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Copper cost of sales per pound2, after including our proportionate share of cost of sales at our equity method investees, decreased by 6% compared to the same prior year period, primarily due to lower depreciation expense, partially offset by higher C1 cash costs per pound1. C1 cash costs per pound1 increased by 2% compared to the same prior year period, mainly due to higher operating costs as a result of higher input prices for energy, labor and consumables driven by inflationary pressures initially related to global

BARRICK THIRD QUARTER 2022	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

supply chain constraints, and then exacerbated by the Russian invasion of Ukraine. This was largely offset by higher capitalized waste stripping.

For the nine month period ended September 30, 2022, copper all-in sustaining costs per pound1 were 17% higher than the same prior year period, primarily reflecting higher minesite sustaining capital expenditures1 from an increase in capitalized waste stripping at Lumwana and increased C1 cash costs per pound1.

Capital Expendituresa

($ millions)		For the three months ended		For the nine months ended

	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21

Minesite sustaining[b,c]	571	523	386	1,514	1,242

Project capital expenditures[b,d]	213	226	179	625	513

Capitalized interest	8	6	4	19	11

Total consolidated capital expenditures	792	755	569	2,158	1,766

Attributable capital expenditures[e]	609	587	456	1,674	1,399

a.	These amounts are presented on a cash basis.
b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.	Includes both minesite sustaining and mine development.
d.	Project capital expenditures[1] are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.	These amounts are presented on the same basis as our guidance.

Q3 2022 compared to Q2 2022

In the third quarter of 2022, total consolidated capital expenditures on a cash basis were 5% higher than the second quarter of 2022 due to an increase in minesite sustaining capital expenditures1, partially offset by lower project capital expenditures1. Minesite sustaining capital expenditures1 increased by 9% compared to the prior quarter, mainly due to higher spend on the Llagal tailings storage facility and the purchase of new mining equipment at Pueblo Viejo, combined with increased capitalized waste stripping to open up higher-grade areas at Lumwana. The decrease in project capital expenditures1 of 6% was primarily driven by project timelines and the timing of spend at North Mara, Veladero and Loulo-Gounkoto.

Q3 2022 compared to Q3 2021

For the three month period ended September 30, 2022, total consolidated capital expenditures on a cash basis increased by 39% compared to the same prior year period. This was due to an increase in both minesite sustaining capital expenditures1 and project capital expenditures1. Minesite sustaining capital expenditures1 increased by 48% compared to the same prior year period mainly due to increased capitalized waste stripping at Cortez, Lumwana and Carlin, combined with higher spend on the Llagal tailings storage facility and the purchase of new mining equipment at Pueblo Viejo. Project capital expenditures1 increased by 19% compared to the same prior year period, primarily due to the plant expansion and mine life extension project at Pueblo Viejo, combined with the ramp-up of open pit operations at North Mara.

YTD 2022 compared to YTD 2021

For the nine month period ended September 30, 2022, total consolidated capital expenditures on a cash basis increased by 22% compared to the same prior year period due to an increase in both minesite sustaining capital expenditures1 and project capital expenditures1. Minesite sustaining capital expenditures1 increased by 22% compared to the same prior year period. This was mainly due to increased capitalized waste stripping at Lumwana and Cortez, partially offset by lower capitalized waste stripping at Loulo-Gounkoto. Higher project capital expenditures1 of 22% were mainly due to the ongoing investment in the ramp-up of open pit operations that is expected to continue throughout the fourth quarter of 2022 at North Mara; the commencement of the solar plant expansion project at Loulo-Gounkoto; the development of the Phase 7 leach pad expansion project at Veladero; and the plant expansion and mine life extension project at Pueblo Viejo.

General and Administrative Expenses

($ millions)		For the three months ended		For the nine months ended
	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21

Corporate administration	26	25	23	92	86

Share-based compensation[a]	0	5	4	18	26

General & administrative expenses	26	30	27	110	112

a.	Based on a US$14.91 share price as at September 30, 2022 (June 30, 2022: US$18.91 and September 30, 2021: US$18.24).

Q3 2022 compared to Q2 2022

In the third quarter of 2022, general and administrative expenses decreased by $4 million compared to the second quarter of 2022, primarily driven by lower share-based compensation expense due to a decrease in our share price during the current quarter.

Q3 2022 compared to Q3 2021

For the three month period ended September 30, 2022, general and administrative expenses remained relatively consistent with the same prior year period. This was due to lower share-based compensation expense attributed to a decrease in our share price in the current quarter compared to a more modest decrease in the same prior year period, which was offset by a slight increase in corporate administration costs.

YTD 2022 compared to YTD 2021

For the nine month period ended September 30, 2022, general and administrative expenses remained relatively consistent with the same prior year period. This was due to lower share-based compensation expense attributed to a decrease in our share price in the current period compared to a more modest decrease in the same prior year period, which was largely offset by higher corporate administration expense.

BARRICK THIRD QUARTER 2022	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Exploration, Evaluation and Project Expenses

($ millions)		For the three months ended		For the nine months ended

	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21

Global exploration and evaluation	25	33	26	85	87

Project costs:

Pascua-Lama	7	15	9	36	30

Other	18	30	8	61	28

Corporate development	5	2	4	10	8

Global exploration and evaluation and project expense	55	80	47	192	153

Minesite exploration and evaluation	22	20	20	52	52

Total exploration, evaluation and project expenses	77	100	67	244	205

Q3 2022 compared to Q2 2022

Exploration, evaluation and project expenses for the third quarter of 2022 decreased by $23 million compared to the second quarter of 2022. This was driven by lower project and global exploration and evaluation costs, primarily related to projects in the Latin America and Asia-Pacific region, including Pascua-Lama, both due to the winter season.

Q3 2022 compared to Q3 2021

Exploration, evaluation and project expenses for the three month period ended September 30, 2022 was $10 million higher than the same prior year period, driven by higher project costs mainly related to our projects in the Latin America and Asia-Pacific region.

YTD 2022 compared to YTD 2021

Exploration, evaluation and project expenses for the nine month period ended September 30, 2022 was $39 million higher than the same prior year period, primarily due to higher project costs, mainly associated with our projects in the Latin America and Asia-Pacific region, including Pascua-Lama.

Finance Costs, Net

($ millions)		For the three months ended		For the nine months ended

	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21

Interest expense[a]	95	91	94	277	267

Accretion	18	16	13	46	38

Gain on debt extinguishment	(2)	0	0	(2)	0

Interest capitalized	(8)	(6)	(4)	(19)	(11)

Other finance costs	1	2	0	4	7

Finance income	(31)	(14)	(10)	(56)	(30)

Finance costs, net	73	89	93	250	271

a.

For the three and nine months ended September 30, 2022, interest expense includes approximately $8 million and $25 million, respectively, of non-cash interest expense relating to the streaming agreements with Royal Gold, Inc. (June 30, 2022: $9 million and September 30, 2021: $8 million and $26 million, respectively).

Q3 2022 compared to Q2 2022

In the third quarter of 2022, finance costs, net were 18% lower than the prior quarter mainly due to higher finance income resulting from an increase in market interest rates.

Q3 2022 compared to Q3 2021

For the three month period ended September 30, 2022, finance costs, net decreased by 22% compared to the same prior year period, primarily due to an increase in finance income, slightly offset by higher accretion, both resulting from an increase in market interest rates.

YTD 2022 compared to YTD 2021

For the nine month period ended September 30, 2022, finance costs, net were 8% lower than the same prior year period as a result of higher finance income, slightly offset by higher accretion, both resulting from an increase in market interest rates. Higher capitalized interest also contributed to this decrease.

Additional Significant Statement of Income Items

($ millions)		For the three months ended		For the nine months ended

	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21

Impairment charges (reversals)	24	3	10	29	(77)

Loss on currency translation	3	6	5	12	16

Closed mine rehabilitation	(55)	(128)	4	(180)	33

Other (income) expense	(9)	2	18	(18)	63

Impairment Charges (Reversals)

Q3 2022 compared to Q2 2022

In the third quarter of 2022, net impairment charges were $24 million, mainly related to an inventory impairment at Lumwana. This compares to $3 million in the prior quarter, which relate to miscellaneous assets.

Q3 2022 compared to Q3 2021

For the three month period ended September 30, 2022, net impairment charges were $24 million, mainly related to an inventory impairment at Lumwana. This compares to $10 million in the same prior year period, which related to miscellaneous assets.

YTD 2022 compared to YTD 2021

For the nine month period ended September 30, 2022, net impairment charges were $29 million, mainly related to an inventory impairment at Lumwana. This compares to net impairment reversals of $77 million in the same prior year period, mainly resulting from the impairment reversal at Lagunas Norte following the agreement to sell our 100% interest to Boroo.

For a further breakdown of impairment charges and reversals, refer to note 13 of the Financial Statements.

Loss on Currency Translation

Q3 2022 compared to Q2 2022

Loss on currency translation in the third quarter of 2022 was $3 million compared to $6 million in the prior quarter. The decrease mainly related to lower unrealized foreign currency losses from the Zambian kwacha, partially offset by the depreciation of the Argentine peso during the current quarter, whereas the currency appreciated in the prior quarter. This currency fluctuation resulted in a revaluation of our local currency denominated payable balances, partially offset by a revaluation of our local currency denominated value-added tax receivable balances.

BARRICK THIRD QUARTER 2022	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Q3 2022 compared to Q3 2021

Loss on currency translation in the third quarter of 2022 was $3 million compared to $5 million in the same prior year period. The decrease in the current quarter compared to the same prior year period mainly related to lower unrealized foreign currency losses from the Zambian kwacha and the Chilean peso, partially offset by higher depreciation of the Argentine peso. These currency fluctuations resulted in a revaluation of our local currency denominated value-added tax receivable balances.

YTD 2022 compared to YTD 2021

Loss on currency translation for the nine month period ended September 30, 2022 was $12 million compared to $16 million in the same prior year period. The losses in both the current year and the same prior year period primarily related to unrealized foreign currency losses from the Argentine peso. Fluctuations in this currency versus the US dollar, resulted in a revaluation of our local currency denominated value-added tax receivable balances.

Closed mine rehabilitation

Q3 2022 compared to Q2 2022

Closed mine rehabilitation gain in the third quarter of 2022 was $55 million compared to $128 million in the prior quarter. The decrease mainly related to a smaller increase in the market real risk-free rate used to discount the closure provision during the current period compared to the prior quarter.

Q3 2022 compared to Q3 2021

Closed mine rehabilitation in the third quarter of 2022 was a gain of $55 million compared to an expense of $4 million in the same prior year period. The gain mainly related to an increase in the market real risk-free rate used to discount the closure provision in the current period.

YTD 2022 compared to YTD 2021

Closed mine rehabilitation for the nine month period ended September 30, 2022 was a gain of $180 million compared to an expense of $33 million in the same prior year period. The gain mainly related to an increase in the market real risk-free rate used to discount the closure provision in the current period. The expense in the prior year related to a higher closure cost estimate on a closure site at Nevada Gold Mines.

Other (Income) Expense

Q3 2022 compared to Q2 2022

For the three months ended September 30, 2022, other income was $9 million compared to other expense of $2 million in the prior quarter. Other income in the third quarter of 2022 mainly related to the combined $63 million gain on the sale of a portfolio of royalties to Maverix Metals Inc. and the sale of a portfolio of royalties by Nevada Gold Mines to Gold Royalty Corp. These gains were partially offset by care and maintenance expenses at Porgera, as well as litigation costs inclusive of provisions for the settlement of cases. Other expense in the prior quarter mainly related to care and maintenance expenses at Porgera, offset by a gain on the sale of miscellaneous permit and land assets.

Q3 2022 compared to Q3 2021

For the three months ended September 30, 2022, other income was $9 million compared to other expense of $18 million in the same prior year period. Other income in the third quarter of 2022 mainly related to the gain on the sale of the two royalty portfolios, as described above, partially offset by litigation costs as well as care and maintenance expenses at Porgera. Other expense in the same prior year period mainly related to care and maintenances expenses at Porgera.

YTD 2022 compared to YTD 2021

For the nine month period ended September 30, 2022, other income was $18 million compared to other expense of $63 million in the same prior year period. Other income in the current year mainly related to the gain on the sale of two royalty portfolios, as described above, and insurance proceeds of $22 million resulting from the claim for the mechanical mill failure at the Goldstrike roaster, partially offset by care and maintenance expenses at Porgera, litigation costs and miscellaneous write-offs. Other expense in the same prior year period mainly related to care and maintenance expenses at Porgera and losses on the revaluation of warrant investments.

For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense

Income tax expense was $215 million in the third quarter of 2022. The unadjusted effective income tax rate in the third quarter of 2022 was 34% of income before income taxes.

The underlying effective income tax rate on ordinary income in the third quarter of 2022 was 31% after adjusting for the impact of the gain on sale of non-current assets; the impact of foreign currency translation losses on deferred tax balances; the impact of impairment charges; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of non-deductible foreign exchange losses; the impact of the Porgera mine being placed on care and maintenance; and the impact of other expense adjustments.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore, the expectations of our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. We also have significant amounts of unrecognized deferred tax assets (e.g. for tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 10 of the Financial Statements.

Withholding Taxes

In the third quarter of 2022, we recorded $15 million of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Argentina and the United States.

Nevada Gold Mines

Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12.

BARRICK THIRD QUARTER 2022	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at 9/30/22	As at 12/31/21
Total cash and equivalents	5,240	5,280

Current assets	2,976	2,969

Non-current assets	38,226	38,641

Total Assets	46,442	46,890

Current liabilities excluding short-term debt	2,176	2,071

Non-current liabilities excluding long-term debt[a]	6,864	7,362

Debt (current and long-term)	5,095	5,150

Total Liabilities	14,135	14,583

Total shareholders’ equity	23,864	23,857

Non-controlling interests	8,443	8,450

Total Equity	32,307	32,307

Total common shares outstanding (millions of shares)	1,762	1,779

Debt, net of cash	(145)	(130)

Key Financial Ratios:
Current ratio[b]	3.76:1	3.95:1

Debt-to-equity[c]	0.16:1	0.16:1

a.	Non-current financial liabilities as at September 30, 2022 were $5,604 million (December 31, 2021: $5,578 million).
b.	Represents current assets divided by current liabilities (including short-term debt) as at September 30, 2022 and December 31, 2021.
c.	Represents debt divided by total shareholders’ equity (including minority interest) as at September 30, 2022 and December 31, 2021.

Balance Sheet Review

Total assets were $46.4 billion as at September 30, 2022, slightly lower than total assets as at December 31, 2021.

Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable, other government and joint venture related receivables, as well as cash and equivalents.

Total liabilities at September 30, 2022 were $14.1 billion, which was slightly lower than total liabilities at December 31, 2021. Our liabilities are primarily comprised of debt, other non-current liabilities (such as provisions and deferred income tax liabilities), and accounts payable.

Shareholders’ Equity

10/25/2022	Number of shares
Common shares	1,761,535,483

Stock options	—

Financial Position and Liquidity

We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments, securities buybacks and dividends. To date, we have not experienced significant negative impacts to liquidity as a result of the Covid-19 pandemic. During the third quarter of 2022, our cash balance declined as capital expenditures, increased returns to shareholders through dividends and share buybacks, and debt repurchases exceeded the cash flow from operating activities and dividends from equity method investments. Cash continues to exceed debt as at September 30, 2022.

Total cash and cash equivalents as at September 30, 2022 were $5.2 billion. Our capital structure comprises a mix of debt, non-controlling interest (primarily at Nevada Gold Mines) and shareholders’ equity. As at September 30, 2022, our total debt was $5.1 billion (debt, net of cash and equivalents was negative $145 million) and our debt-to-equity ratio was 0.16:1. This compares to total debt as at December 31, 2021 of $5.2 billion (debt, net of cash and equivalents was negative $130 million), and a debt-to-equity ratio of 0.16:1.

Uses of cash for the remainder of 2022 include capital commitments of $472 million and we expect to incur attributable minesite sustaining1 and project capital expenditures1 of approximately $500 million during the remainder of the year, based on the top of our guidance range on page 13. For the remainder of 2022, we have contractual obligations and commitments of $502 million for supplies and consumables. In addition, we have $134 million in interest payments and other amounts as detailed in the table on page 55.    We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as our existing cash balances as necessary. As discussed on page 8, we have authorized a share buyback program, where we may purchase up to $1 billion of Barrick shares and a performance dividend that may result in a higher dividend based on the closing cash, net of debt position each quarter. As at September 30, 2022, we have purchased $322 million of shares under this program, including $8 million that settled in the fourth quarter of 2022. We also repurchased a modest amount of debt securities during the third quarter and may pursue additional selective repurchases in the future.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market price of gold and to a lesser extent, copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and

BARRICK THIRD QUARTER 2022	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private investors; and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). In May 2022, we completed an amendment and restatement of our undrawn $3.0 billion revolving credit facility, including an extension of the termination date by one year to May 2027, replacement of LIBOR with SOFR as the floating rate benchmark for setting the interest rate for any US dollar funds drawn down, and the establishment of sustainability-linked metrics. The sustainability-linked metrics incorporated into the revolving credit facility are made up of annual environmental and social performance targets directly influenced by Barrick’s actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 greenhouse gas emissions intensity, water use efficiency (reuse and recycling rates), and TRIFR3. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set. Both Moody’s and S&P rate Barrick’s outstanding long-term debt as investment grade. In March 2022, S&P upgraded Barrick’s long-term corporate credit rating to BBB+ from BBB, with a stable outlook. This followed a similar upgrade to Baa1 by Moody’s in October 2020. The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.00:1 as at September 30, 2022 (0.00:1 as at December 31, 2021).

Summary of Cash Inflow (Outflow)

($ millions)		For the three months ended		For the nine months ended

	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21

Net cash provided by operating activities	758	924	1,050	2,686	2,991

Investing activities

Capital expenditures	(792)	(755)	(569)	(2,158)	(1,766)

Investment sales	0	122	0	382	0

Divestitures	0	0	0	0	19

Dividends received from equity method investments	101	310	53	770	214

Other	52	22	17	75	23

Total investing outflows	(639)	(301)	(499)	(931)	(1,510)

Net change in debt[a]	(62)	(4)	(5)	(72)	(22)

Dividends[b]	(351)	(353)	(158)	(882)	(475)

Return of Capital	0	0	(250)	0	(500)

Net disbursements to non-controlling interests	(162)	(232)	(270)	(661)	(729)

Share buyback program	(141)	(173)	0	(314)	0

Other	60	35	37	140	101

Total financing outflows	(656)	(727)	(646)	(1,789)	(1,625)

Effect of exchange rate	(3)	(3)	0	(6)	(1)

Decrease in cash and equivalents	(540)	(107)	(95)	(40)	(145)

a.

The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.

b.

For the three and nine months ended September 30, 2022, we declared and paid dividends per share in US dollars totaling $0.20 and $0.50, respectively (June 30, 2022: declared and paid $0.20; September 30, 2021: declared and paid $0.09 and $0.27, respectively).

Q3 2022 compared to Q2 2022

In the third quarter of 2022, we generated $758 million in operating cash flow, compared to $924 million in the prior quarter. The decrease of $166 million was primarily due to lower realized gold and copper prices1, as well as lower gold sales volume. These factors were partially offset by higher copper sales volume, lower cash taxes paid and decreased interest paid as a result of the timing of semi-annual interest payments on our bonds, which occur in Q2 and Q4.

Cash outflows from investing activities in the third quarter of 2022 were $639 million, compared to $301 million in the prior quarter. The increased net outflow of $338 million was primarily due to a decrease in dividends received from equity method investments, in particular Kibali, and no proceeds received from investment sales in the current quarter, whereas the prior quarter included the sale of our interests in Endeavour Mining, i-80 Gold Corp. and Perpetua Resources Corp.

Net financing cash outflows for the third quarter of 2022 amounted to $656 million, compared to $727 million in the prior quarter. The decrease of $71 million is primarily due to lower net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interests

BARRICK THIRD QUARTER 2022	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

in Nevada Gold Mines and Pueblo Viejo, partially offset by debt repurchases during the quarter.

Q3 2022 compared to Q3 2021

In the third quarter of 2022, we generated $758 million in operating cash flow, compared to $1,050 million in the same prior year period. The decrease of $292 million was primarily due to higher total cash costs per ounce1, lower realized gold and copper prices1, as well as lower gold sales volumes. This was combined with an unfavorable movement in working capital, mainly in accounts payable, partially offset by a favorable movement in accounts receivable. Operating cash flow was also positively impacted by lower cash taxes paid.

Cash outflows from investing activities in the third quarter of 2022 were $639 million compared to $499 million in the same prior year period. The increase of $140 million was primarily due to higher capital expenditures, partially offset by higher dividends received from equity method investments, in particular, Jabal Sayid and Kibali.

Net financing cash outflows for the third quarter of 2022 amounted to $656 million, compared to $646 million in the same prior year period. The increase of $10 million is primarily due to higher dividends paid, based on our new performance dividend policy that commenced this year, and the repurchase of shares under our current share buyback program. This was largely offset by the payment of a $250 million tranche of a $750 million return of capital distribution in the same prior year period and lower net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interests in Nevada Gold Mines and Pueblo Viejo.

YTD 2022 compared to YTD 2021

For the nine month period ended September 30, 2022, we generated $2,686 million in operating cash flow, compared to $2,991 million in the same prior year period. The decrease of $305 million was primarily due to higher total cash costs per ounce1, lower gold sales volumes, and a lower realized copper price1, partially offset by a higher realized gold price1. Operating cash flow was also positively impacted by lower cash taxes paid.

Cash outflows from investing activities for the nine month period ended September 30, 2022 were $931 million compared to $1,510 million in the same prior year period. The decrease of $579 million was primarily due to higher dividends received from equity method investments, in particular Kibali, combined with proceeds received from investment sales, including the sale of our interest in Endeavour Mining, Skeena Resources Ltd., i-80 Gold Corp. and Perpetua Resources Corp. This was partially offset by higher capital expenditures.

Net financing cash outflows for the nine month period ended September 30, 2022 amounted to $1,789 million, compared to $1,625 million in the same prior year period. The increase of $164 million is primarily due to higher returns to shareholders in the form of dividends paid, based on our new performance dividend policy that commenced this year, and the repurchase of shares under our current share buyback program. This was partially offset by the payment of the first two tranches totaling $500 million of a $750 million return of capital distribution occurring in the same prior year period.

BARRICK THIRD QUARTER 2022	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Commitments and Contingencies

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 18 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at 9/30/22

	2022	2023	2024	2025	2026	2027 and thereafter	Total

Debt[a]

Repayment of principal	0	0	0	12	47	4,994	5,053

Capital leases	4	13	8	7	7	28	67

Interest	134	306	305	305	302	3,791	5,143

Provisions for environmental rehabilitation[b]	149	151	93	91	99	1,987	2,570

Restricted share units	9	14	4	0	0	0	27

Pension benefits and other post-retirement benefits	1	4	4	4	4	41	58

Purchase obligations for supplies and consumables[c]	502	288	220	162	159	484	1,815

Capital commitments[d]	472	56	1	4	0	0	533

Social development costs[e]	8	13	11	8	7	50	97

Other obligations[f]	0	34	33	33	32	440	572

Total	1,279	879	679	626	657	11,815	15,935

a.

Debt and Interest: Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at September 30, 2022. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

b.	Provisions for environmental rehabilitation: Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of environmental rehabilitation.
c.	Purchase obligations for supplies and consumables: Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
d.	Capital commitments: Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
e.	Social development costs: Includes a commitment of $14 million in 2027 and thereafter, related to the funding of a power transmission line in Argentina.
f.

Other obligations includes the Pueblo Viejo joint venture partner shareholder loan, the deposit on the Pascua-Lama silver sale agreement with Wheaton Precious Metals Corp., and minimum royalty payments.

BARRICK THIRD QUARTER 2022	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Review of Quarterly Results

 Quarterly Informationa

($ millions, except where indicated)	2022 Q3	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2020 Q4

Revenues	2,527	2,859	2,853	3,310	2,826	2,893	2,956	3,279

Realized price per ounce – gold[b]	1,722	1,861	1,876	1,793	1,771	1,820	1,777	1,871

Realized price per pound – copper[b]	3.24	3.72	4.68	4.63	3.98	4.57	4.12	3.39

Cost of sales	1,815	1,850	1,739	1,905	1,768	1,704	1,712	1,814

Net earnings	241	488	438	726	347	411	538	685

Per share (dollars)[c]	0.14	0.27	0.25	0.41	0.20	0.23	0.30	0.39

Adjusted net earnings[b]	224	419	463	626	419	513	507	616

Per share (dollars)[b,c]	0.13	0.24	0.26	0.35	0.24	0.29	0.29	0.35

Operating cash flow	758	924	1,004	1,387	1,050	639	1,302	1,638

Consolidated capital expenditures[d]	792	755	611	669	569	658	539	546

Free cash flow[b]	(34)	169	393	718	481	(19)	763	1,092

a.	Sum of all the quarters may not add up to the annual total due to rounding.
b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d.	Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams and a portfolio of Tier One Gold Assets5. This, combined with a trend of historically elevated gold and copper prices, has resulted in strong operating cash flows over several quarters. The positive free cash flow1 generated, together with the proceeds from various divestitures, have allowed us to continue to strengthen our balance sheet and to increase returns to shareholders.

Net earnings has also been impacted by the following items in each quarter, which have been excluded from adjusted net earnings1. In the fourth quarter of 2021, we recorded a gain of $118 million (net of tax and non-controlling interest) related to the disposition of Lone Tree. In the first quarter of 2021, we recorded a net impairment reversal of $86 million (no tax impact) at Lagunas Norte following the agreement to sell our 100% interest of the mine to Boroo.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2021 annual MD&A.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in our internal controls over financial reporting during the three months ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the President and Chief Executive Officer and Senior Executive Vice-President and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

BARRICK THIRD QUARTER 2022	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee of the Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

Non-GAAP Financial Performance Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial performance measure which excludes the following from net earnings:

∎	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
∎	Acquisition/disposition gains/losses;
∎	Foreign currency translation gains/losses;
∎	Significant tax adjustments;
∎	Other items that are not indicative of the underlying operating performance of our core mining business; and
∎	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/ disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not include the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

BARRICK THIRD QUARTER 2022	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended			For the nine months ended

	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21

Net earnings attributable to equity holders of the Company	241	488	347	1,167	1,296

Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	24	3	10	29	(77)

Acquisition/disposition gains[b]	(64)	(20)	(5)	(86)	(15)

Loss on currency translation	3	6	5	12	16

Significant tax adjustments[c]	44	38	45	99	154

Other (income) expense adjustments[d]	(27)	(95)	12	(109)	37

Tax effect and non-controlling interest[e]	3	(1)	5	(6)	28

Adjusted net earnings	224	419	419	1,106	1,439

Net earnings per share[f]	0.14	0.27	0.20	0.66	0.73

Adjusted net earnings per share[f]	0.13	0.24	0.24	0.62	0.81

a.

For the three and nine month periods ended September 30, 2022, net impairment charges mainly relate to an inventory write-off at Lumwana. Net impairment reversals for the nine months ended September 30, 2021 mainly relate to non-current asset reversals at Lagunas Norte.

b.

For the three and nine month periods ended September 30, 2022, acquisition/disposition gains relate to the sale of a portfolio of royalties to Maverix Metals Inc. and the sale of a portfolio of royalties by Nevada Gold Mines to Gold Royalty Corp.

c.

For the three month period ended September 30, 2022, significant tax adjustments mainly relate to foreign currency translation gains and losses on tax balances, gain on sale of non-current assets, impairment charges and changes in the discount rate assumptions on our closed mine rehabilitation provision. For the three month period ended September 30, 2021, significant tax adjustments primarily relate to the foreign exchange impact on current tax expense in Peru and the remeasurement of deferred tax balances. For the nine month period ended September 30, 2022, significant tax adjustments primarily relate to foreign currency translation gains and losses on tax balances, changes in the discount rate assumptions on our closed mine rehabilitation provision, care and maintenance expenses at Porgera and gain on sale of non-current assets. For the nine month period ended September 30, 2021, significant tax adjustments mainly relate to deferred tax expense as a result of tax reform measures in Argentina, the foreign exchange impact on current tax expense in Peru and the remeasurement of deferred tax balances, the settlement of the Massawa Senegalese tax dispute and the recognition/derecognition of our deferred taxes in various jurisdictions.

d.

For the three month periods ended September 30, 2022 and June 30, 2022 and for the nine month period ended September 2022, other (income) expense adjustments mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision. Other (income) expense adjustments for all periods were also impacted by care and maintenance expenses at Porgera.

e.	Tax effect and non-controlling interest for the nine month period ended September 30, 2021 primarily relates to acquisition/disposition gains.
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a non-GAAP financial performance measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended			For the nine months ended

	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21

Net cash provided by operating activities	758	924	1,050	2,686	2,991

Capital expenditures	(792)	(755)	(569)	(2,158)	(1,766)

Free cash flow	(34)	169	481	528	1,225

Capital Expenditures

Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.

Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

BARRICK THIRD QUARTER 2022	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of the Classification of Capital Expenditures

($ millions)	For the three months ended			For the nine months ended

	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21

Minesite sustaining capital expenditures	571	523	386	1,514	1,242

Project capital expenditures	213	226	179	625	513

Capitalized interest	8	6	4	19	11

Total consolidated capital expenditures	792	755	569	2,158	1,766

Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial performance measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and include sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial performance measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK THIRD QUARTER 2022	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended			For the nine months ended

	Footnote	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21

Cost of sales applicable to gold production		1,638	1,703	1,601	4,923	4,733

Depreciation		(393)	(438)	(475)	(1,250)	(1,377)

Cash cost of sales applicable to equity method investments		61	54	51	166	165

By-product credits		(50)	(51)	(86)	(156)	(215)

Realized (gains) losses on hedge and non-hedge derivatives		0	0	0	0	0

Non-recurring items	a	0	0	0	0	0

Other	b	(7)	(22)	14	(30)	(41)

Non-controlling interests	c	(360)	(358)	(314)	(1,049)	(910)

Total cash costs		889	888	791	2,604	2,355

General & administrative costs		26	30	27	110	112

Minesite exploration and evaluation costs	d	22	20	20	52	52

Minesite sustaining capital expenditures	e	571	523	386	1,514	1,242

Sustaining leases		12	6	9	27	28

Rehabilitation - accretion and amortization (operating sites)	f	12	13	14	36	38

Non-controlling interest, copper operations and other	g	(264)	(221)	(140)	(661)	(445)

All-in sustaining costs		1,268	1,259	1,107	3,682	3,382

Global exploration and evaluation and project expense	d	55	80	47	192	153

Community relations costs not related to current operations		0	0	0	0	0

Project capital expenditures	e	213	226	179	625	513

Non-sustaining leases		0	0	0	0	0

Rehabilitation - accretion and amortization (non-operating sites)	f	5	5	4	13	11

Non-controlling interest and copper operations and other	g	(71)	(68)	(53)	(197)	(169)

All-in costs		1,470	1,502	1,284	4,315	3,890

Ounces sold - equity basis (000s ounces)	h	997	1,040	1,071	3,030	3,234

Cost of sales per ounce	i,j	1,226	1,216	1,122	1,211	1,101

Total cash costs per ounce	j	891	855	739	859	728

Total cash costs per ounce (on a co-product basis)	j,k	925	887	794	893	769

All-in sustaining costs per ounce	j	1,269	1,212	1,034	1,215	1,046

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,303	1,244	1,089	1,249	1,087

All-in costs per ounce	j	1,474	1,444	1,199	1,424	1,203

All-in costs per ounce (on a co-product basis)	j,k	1,508	1,476	1,254	1,458	1,244

a.	Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

b.	Other

Other adjustments for the three and nine month periods ended September 30, 2022 include the removal of total cash costs and by-product credits associated with Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting the fourth quarter of 2021, which all are producing incidental ounces, of $7 million and $17 million, respectively (June 30, 2022: $7 million; September 30, 2021: $6 million and $44 million, respectively).

c.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $491 million and $1,472 million, respectively, for the three and nine month periods ended September 30, 2022 (June 30, 2022: $505 million and September 30, 2021: $481 million and $1,396 million, respectively). Non-controlling interests include Nevada Gold Mines, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, and Buzwagi up until the third quarter of 2021. Refer to Note 5 to the Financial Statements for further information.

d.	Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 50 of this MD&A.

e.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, distinct projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, and the Veladero Phase 7 expansion. Refer to page 49 of this MD&A.

f.	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of Nevada Gold Mines (including South Arturo), Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, and Buzwagi (up until the third quarter of 2021) operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting the fourth quarter of 2021. The impact is summarized as the following:

BARRICK THIRD QUARTER 2022	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)		For the three months ended		For the nine months ended

Non-controlling interest, copper operations and other	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21

General & administrative costs	(5)	(5)	(4)	(23)	(17)

Minesite exploration and evaluation expenses	(9)	(7)	(7)	(19)	(17)

Rehabilitation - accretion and amortization (operating sites)	(3)	(4)	(4)	(10)	(11)

Minesite sustaining capital expenditures	(247)	(205)	(125)	(609)	(400)

All-in sustaining costs total	(264)	(221)	(140)	(661)	(445)

Global exploration and evaluation and project expense	(9)	(11)	(4)	(24)	(13)

Project capital expenditures	(62)	(57)	(49)	(173)	(156)

All-in costs total	(71)	(68)	(53)	(197)	(169)

h.	Ounces sold - equity basis

Figures remove the impact of: Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

i.	Cost of sales per ounce

Figures remove the cost of sales impact of: Pierina of $6 million and $17 million, respectively, for the three and nine month periods ended September 30, 2022 (June 30, 2022: $8 million and September 30, 2021: $6 million and $13 million, respectively); Golden Sunlight of $nil and $nil, respectively, for the three and nine month periods ended September 30, 2022 (June 30, 2022: $nil and September 30, 2021: $nil and $nil, respectively); up until its divestiture in June 2021, Lagunas Norte of $nil and $nil, respectively, for the three and nine month periods ended September 30, 2022 (June 30, 2022: $nil and September 30, 2021: $nil and $37 million, respectively); and starting the fourth quarter of 2021, Buzwagi of $nil and $nil, respectively, for the three and nine month periods ended September 30, 2022 (June 30, 2022: $nil and September 30, 2021: $nil and $nil, respectively), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)		For the three months ended		For the nine months ended

	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21

By-product credits	50	51	86	156	215

Non-controlling interest	(16)	(18)	(27)	(53)	(83)
By-product credits (net of non-controlling interest)	34	33	59	103	132

BARRICK THIRD QUARTER 2022	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating site

($ millions, except per ounce information in dollars)					For the three months ended 9/30/22

	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		425	170	155	19	93	862	46	908

Depreciation		(74)	(46)	(41)	(12)	(20)	(193)	(6)	(199)

By-product credits		(1)	0	(1)	0	(31)	(33)	0	(33)

Non-recurring items	d	0	0	0	0	0	0	0	0

Other	e	(4)	0	0	0	3	(1)	0	(1)

Non-controlling interests		(133)	(48)	(43)	(3)	(17)	(244)	0	(244)

Total cash costs		213	76	70	4	28	391	40	431

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	f	7	1	1	0	0	9	1	10

Minesite sustaining capital expenditures	g	124	102	30	0	6	266	9	275

Sustaining capital leases		0	0	0	0	0	0	1	1

Rehabilitation - accretion and amortization (operating sites)	h	3	3	0	0	1	7	0	7

Non-controlling interests		(52)	(40)	(12)	0	(3)	(108)	0	(108)

All-in sustaining costs		295	142	89	4	32	565	51	616

Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0	0

Project capital expenditures	g	0	28	14	0	0	45	0	45

Non-controlling interests		0	(11)	(5)	0	0	(17)	0	(17)

All-in costs		295	159	98	4	32	593	51	644

Ounces sold - equity basis (000s ounces)		226	99	64	6	29	424	27	451

Cost of sales per ounce	i,j	1,137	1,056	1,509	1,769	1,964	1,242	1,670	1,268

Total cash costs per ounce	j	943	770	1,105	662	953	924	1,446	956

Total cash costs per ounce (on a co-product basis)	j,k	944	772	1,110	662	1,548	967	1,451	997

All-in sustaining costs per ounce	j	1,304	1,426	1,423	684	1,084	1,333	1,865	1,365

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,305	1,428	1,428	684	1,679	1,376	1,870	1,406

All-in costs per ounce	j	1,304	1,602	1,559	684	1,084	1,398	1,866	1,427

All-in costs per ounce (on a co-product basis)	j,k	1,305	1,604	1,564	684	1,679	1,441	1,871	1,468

($ millions, except per ounce information in dollars)			For the three months ended 9/30/22
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		225	63	288

Depreciation		(64)	(23)	(87)

By-product credits		(10)	(1)	(11)

Non-recurring items	d	0	0	0

Other	e	0	0	0

Non-controlling interests		(60)	0	(60)

Total cash costs		91	39	130

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	f	0	0	0

Minesite sustaining capital expenditures	g	67	27	94

Sustaining capital leases		0	1	1

Rehabilitation - accretion and amortization (operating sites)	h	1	1	2

Non-controlling interests		(27)	0	(27)

All-in sustaining costs		132	68	200

Global exploration and evaluation and project expense	f	0	0	0

Project capital expenditures	g	101	5	106

Non-controlling interests		(40)	0	(40)

All-in costs		193	73	266

Ounces sold - equity basis (000s ounces)		124	44	168

Cost of sales per ounce	i,j	1,097	1,430	1,199

Total cash costs per ounce	j	733	893	774

Total cash costs per ounce (on a co-product basis)	j,k	784	911	816

All-in sustaining costs per ounce	j	1,063	1,570	1,198

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,114	1,588	1,240

All-in costs per ounce	j	1,554	1,659	1,625

All-in costs per ounce (on a co-product basis)	j,k	1,605	1,677	1,667

BARRICK THIRD QUARTER 2022	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 9/30/22
	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
Cost of sales applicable to gold production		196	91	80	79	74	520

Depreciation		(60)	(27)	(18)	(13)	(15)	(133)

By-product credits		0	0	0	0	(5)	(5)

Non-recurring items	d	0	0	0	0	0	0

Other	e	0	0	0	0	0	0

Non-controlling interests		(28)	0	(10)	(7)	(9)	(54)

Total cash costs		108	64	52	59	45	328

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	f	3	(4)	1	1	0	1

Minesite sustaining capital expenditures	g	55	13	16	5	16	105

Sustaining capital leases		1	4	0	1	0	6

Rehabilitation - accretion and amortization (operating sites)	h	1	0	1	0	0	2

Non-controlling interests		(12)	0	(3)	0	(3)	(18)

All-in sustaining costs		156	77	67	66	58	424

Global exploration and evaluation and project expense	f	0	0	0	0	0	0

Project capital expenditures	g	27	5	16	0	6	54

Non-controlling interests		(6)	0	(3)	0	(1)	(10)

All-in costs		177	82	80	66	63	468

Ounces sold - equity basis (000s ounces)		129	88	70	41	50	378

Cost of sales per ounce	i,j	1,220	1,047	956	1,744	1,229	1,189

Total cash costs per ounce	j	845	731	737	1,462	898	872

Total cash costs per ounce (on a co-product basis)	j,k	845	734	742	1,465	989	886

All-in sustaining costs per ounce	j	1,216	876	951	1,607	1,170	1,124

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,216	879	956	1,610	1,261	1,138

All-in costs per ounce	j	1,385	940	1,149	1,607	1,263	1,246

All-in costs per ounce (on a co-product basis)	j,k	1,385	943	1,154	1,610	1,354	1,260

($ millions, except per ounce information in dollars)					For the three months ended 6/30/22
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		451	179	161	42	84	917	60	977

Depreciation		(80)	(48)	(44)	(27)	(19)	(218)	(7)	(225)

By-product credits		0	(1)	(1)	0	(30)	(32)	0	(32)

Non-recurring items	d	0	0	0	0	0	0	0	0

Other	e	(24)	0	0	0	1	(23)	0	(23)

Non-controlling interests		(134)	(50)	(45)	(6)	(14)	(249)	0	(249)

Total cash costs		213	80	71	9	22	395	53	448

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	f	5	3	4	0	0	13	1	14

Minesite sustaining capital expenditures	g	124	100	29	0	8	266	9	275

Sustaining capital leases		1	0	0	0	0	1	0	1

Rehabilitation - accretion and amortization (operating sites)	h	3	2	1	1	1	8	1	9

Non-controlling interests		(51)	(40)	(13)	0	(3)	(108)	0	(108)

All-in sustaining costs		295	145	92	10	28	575	64	639

Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0	0

Project capital expenditures	g	0	24	11	0	0	39	0	39

Non-controlling interests		0	(9)	(4)	0	0	(15)	0	(15)

All-in costs		295	160	99	10	28	599	64	663

Ounces sold - equity basis (000s ounces)		246	95	76	21	25	463	36	499

Cost of sales per ounce	i,j	1,042	1,168	1,289	1,280	2,114	1,171	1,698	1,208

Total cash costs per ounce	j	862	850	928	450	895	856	1,489	901

Total cash costs per ounce (on a co-product basis)	j,k	863	853	932	451	1,644	897	1,494	940

All-in sustaining costs per ounce	j	1,192	1,538	1,195	459	1,152	1,238	1,804	1,278

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,193	1,541	1,199	460	1,901	1,279	1,809	1,317

All-in costs per ounce	j	1,192	1,692	1,284	459	1,152	1,288	1,805	1,325

All-in costs per ounce (on a co-product basis)	j,k	1,193	1,695	1,288	460	1,901	1,329	1,810	1,364

BARRICK THIRD QUARTER 2022	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)		For the three months ended 6/30/22
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		196	86	282

Depreciation		(60)	(31)	(91)

By-product credits		(12)	(1)	(13)

Non-recurring items	d	0	0	0

Other	e	0	0	0

Non-controlling interests		(50)	0	(50)

Total cash costs		74	54	128

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	f	0	1	1

Minesite sustaining capital expenditures	g	49	36	85

Sustaining capital leases		0	1	1

Rehabilitation - accretion and amortization (operating sites)	h	2	0	2

Non-controlling interests		(21)	0	(21)

All-in sustaining costs		104	92	196

Global exploration and evaluation and project expense	f	1	0	1

Project capital expenditures	g	87	10	97

Non-controlling interests		(35)	0	(35)

All-in costs		157	102	259

Ounces sold - equity basis (000s ounces)		102	63	165

Cost of sales per ounce	i,j	1,154	1,369	1,250

Total cash costs per ounce	j	724	861	775

Total cash costs per ounce (on a co-product basis)	j,k	796	879	826

All-in sustaining costs per ounce	j	1,024	1,461	1,192

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,096	1,479	1,243

All-in costs per ounce	j	1,536	1,627	1,579

All-in costs per ounce (on a co-product basis)	j,k	1,608	1,645	1,630

($ millions, except per ounce information in dollars)				For the three months ended 6/30/22
	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
Cost of sales applicable to gold production		193	90	83	91	71	528

Depreciation		(64)	(33)	(23)	(21)	(14)	(155)

By-product credits		0	(1)	(1)	0	(6)	(8)

Non-recurring items	d	0	0	0	0	0	0

Other	e	0	0	0	0	0	0

Non-controlling interests		(25)	0	(10)	(7)	(8)	(50)

Total cash costs		104	56	49	63	43	315

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	f	1	3	1	1	0	6

Minesite sustaining capital expenditures	g	48	14	13	2	15	92

Sustaining capital leases		0	0	0	1	0	1

Rehabilitation - accretion and amortization (operating sites)	h	1	0	2	1	1	5

Non-controlling interests		(10)	0	(2)	(1)	(2)	(15)

All-in sustaining costs		144	73	63	67	57	404

Global exploration and evaluation and project expense	f	0	0	0	0	0	0

Project capital expenditures	g	34	6	27	1	12	80

Non-controlling interests		(7)	0	(4)	0	(2)	(13)

All-in costs		171	79	86	68	67	471

Ounces sold - equity basis (000s ounces)		141	77	67	40	51	376

Cost of sales per ounce	i,j	1,093	1,164	1,060	2,025	1,163	1,211

Total cash costs per ounce	j	730	738	756	1,558	836	839

Total cash costs per ounce (on a co-product basis)	j,k	730	742	762	1,561	930	854

All-in sustaining costs per ounce	j	1,013	946	957	1,655	1,094	1,069

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,013	950	963	1,658	1,188	1,084

All-in costs per ounce	j	1,205	1,027	1,301	1,673	1,292	1,247

All-in costs per ounce (on a co-product basis)	j,k	1,205	1,031	1,307	1,676	1,386	1,262

BARRICK THIRD QUARTER 2022	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 9/30/21
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		335	240	155	55	95	880	54	934

Depreciation		(67)	(75)	(50)	(41)	(26)	(259)	(11)	(270)

By-product credits		0	(1)	0	0	(51)	(52)	(1)	(53)

Non-recurring items	d	0	0	0	0	0	0	0	0

Other	e	0	0	0	0	8	8	0	8

Non-controlling interests		(104)	(63)	(40)	(6)	(10)	(223)	0	(223)

Total cash costs		164	101	65	8	16	354	42	396

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	f	8	3	1	1	0	13	1	14

Minesite sustaining capital expenditures	g	91	51	20	2	3	171	20	191

Sustaining capital leases		0	0	0	0	0	1	1	2

Rehabilitation - accretion and amortization (operating sites)	h	2	3	0	0	1	6	1	7

Non-controlling interests		(38)	(23)	(8)	(1)	(1)	(73)	0	(73)

All-in sustaining costs		227	135	78	10	19	472	65	537

Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0	0

Project capital expenditures	g	0	28	15	0	0	48	0	48

Non-controlling interests		0	(11)	(6)	0	0	(19)	0	(19)

All-in costs		227	152	87	10	19	501	65	566

Ounces sold - equity basis (000s ounces)		202	126	82	42	33	485	29	514

Cost of sales per ounce	i,j	1,017	1,164	1,169	796	1,777	1,123	1,870	1,165

Total cash costs per ounce	j	814	800	788	201	499	734	1,493	776

Total cash costs per ounce (on a co-product basis)	j,k	815	803	792	201	1,299	790	1,498	829

All-in sustaining costs per ounce	j	1,124	1,065	943	251	582	975	2,276	1,047

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,125	1,068	947	251	1,382	1,031	2,281	1,100

All-in costs per ounce	j	1,124	1,199	1,053	251	582	1,035	2,277	1,103

All-in costs per ounce (on a co-product basis)	j,k	1,125	1,202	1,057	251	1,382	1,091	2,282	1,156

($ millions, except per ounce information in dollars)		For the three months ended 9/30/21
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		186	58	244

Depreciation		(61)	(17)	(78)

By-product credits		(16)	(2)	(18)

Non-recurring items	d	0	0	0

Other	e	0	0	0

Non-controlling interests		(43)	0	(43)

Total cash costs		66	39	105

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	f	1	1	2

Minesite sustaining capital expenditures	g	40	29	69

Sustaining capital leases		0	1	1

Rehabilitation - accretion and amortization (operating sites)	h	2	0	2

Non-controlling interests		(18)	0	(18)

All-in sustaining costs		91	70	161

Global exploration and evaluation and project expense	f	0	0	0

Project capital expenditures	g	81	0	81

Non-controlling interests		(32)	0	(32)

All-in costs		140	70	210

Ounces sold - equity basis (000s ounces)		125	44	169

Cost of sales per ounce	i,j	895	1,315	1,038

Total cash costs per ounce	j	521	882	616

Total cash costs per ounce (on a co-product basis)	j,k	600	922	685

All-in sustaining costs per ounce	j	728	1,571	960

All-in sustaining costs per ounce (on a co-product basis)	j,k	807	1,611	1,029

All-in costs per ounce	j	1,117	1,571	1,247

All-in costs per ounce (on a co-product basis)	j,k	1,196	1,611	1,316

BARRICK THIRD QUARTER 2022	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the three months ended 9/30/21
	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi[l]	Africa & Middle East
Cost of sales applicable to gold production		188	92	76	72	62	6	496

Depreciation		(68)	(36)	(14)	(20)	(15)	0	(153)

By-product credits		0	0	(1)	0	(5)	0	(6)

Non-recurring items	d	0	0	0	0	0	0	0

Other	e	0	0	0	0	0	0	0

Non-controlling interests		(25)	0	(10)	(6)	(6)	(1)	(48)

Total cash costs		95	56	51	46	36	5	289

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	f	5	1	0	1	0	0	7

Minesite sustaining capital expenditures	g	52	11	13	9	6	0	91

Sustaining capital leases		0	2	0	0	0	0	2

Rehabilitation - accretion and amortization (operating sites)	h	1	0	2	0	0	0	3

Non-controlling interests		(11)	0	(2)	(1)	(1)	0	(15)

All-in sustaining costs		142	70	64	55	41	5	377

Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0

Project capital expenditures	g	21	8	9	1	6	0	45

Non-controlling interests		(4)	0	(2)	0	(1)	0	(7)

All-in costs		159	78	71	56	46	5	415

Ounces sold - equity basis (000s ounces)		134	93	65	41	49	6	388

Cost of sales per ounce	i,j	1,109	987	993	1,579	1,073	1,000	1,104

Total cash costs per ounce	j	708	597	796	1,139	724	967	747

Total cash costs per ounce (on a co-product basis)	j,k	708	601	803	1,143	806	976	760

All-in sustaining costs per ounce	j	1,056	751	985	1,329	827	970	970

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,056	755	992	1,333	909	979	983

All-in costs per ounce	j	1,184	838	1,105	1,344	937	970	1,071

All-in costs per ounce (on a co-product basis)	j,k	1,184	842	1,112	1,348	1,019	979	1,084

($ millions, except per ounce information in dollars)					For the nine months ended 9/30/22
	Footnote	Carlin[a,b]	Cortez[c]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[d]	Hemlo	North America
Cost of sales applicable to gold production		1,255	563	465	106	256	2,645	160	2,805

Depreciation		(223)	(156)	(127)	(70)	(57)	(633)	(20)	(653)

By-product credits		(1)	(2)	(2)	0	(95)	(100)	0	(100)

Non-recurring items	d	0	0	0	0	0	0	0	0

Other	e	(28)	0	0	0	6	(22)	0	(22)

Non-controlling interests		(386)	(156)	(129)	(14)	(42)	(727)	0	(727)

Total cash costs		617	249	207	22	68	1,163	140	1,303

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	f	14	7	5	0	0	27	3	30

Minesite sustaining capital expenditures	g	359	268	85	0	19	741	31	772

Sustaining capital leases		1	0	0	0	1	3	2	5

Rehabilitation - accretion and amortization (operating sites)	h	8	7	1	1	3	20	1	21

Non-controlling interests		(148)	(108)	(35)	0	(9)	(303)	0	(303)

All-in sustaining costs		851	423	263	23	82	1,651	177	1,828

Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0	0

Project capital expenditures	g	0	72	35	0	0	133	0	133

Non-controlling interests		0	(28)	(13)	0	0	(51)	0	(51)

All-in costs		851	467	285	23	82	1,733	177	1,910

Ounces sold - equity basis (000s ounces)		702	312	204	52	75	1,345	94	1,439

Cost of sales per ounce	i,j	1,064	1,112	1,403	1,249	2,095	1,193	1,699	1,226

Total cash costs per ounce	j	877	800	1,015	423	901	865	1,481	905

Total cash costs per ounce (on a co-product basis)	j,k	878	804	1,020	424	1,632	908	1,487	946

All-in sustaining costs per ounce	j	1,211	1,355	1,292	441	1,090	1,227	1,881	1,270

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,212	1,359	1,297	442	1,821	1,270	1,887	1,311

All-in costs per ounce	j	1,211	1,498	1,398	441	1,090	1,288	1,882	1,327

All-in costs per ounce (on a co-product basis)	j,k	1,212	1,502	1,403	442	1,821	1,331	1,888	1,368

BARRICK THIRD QUARTER 2022	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)		For the nine months ended 9/30/22
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		608	203	811

Depreciation		(182)	(73)	(255)

By-product credits		(33)	(3)	(36)

Non-recurring items	d	0	0	0

Other	e	0	0	0

Non-controlling interests		(157)	0	(157)

Total cash costs		236	127	363

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	f	0	1	1

Minesite sustaining capital expenditures	g	160	91	251

Sustaining capital leases		0	3	3

Rehabilitation - accretion and amortization (operating sites)	h	5	2	7

Non-controlling interests		(66)	0	(66)

All-in sustaining costs		335	224	559

Global exploration and evaluation and project expense	f	1	0	1

Project capital expenditures	g	267	23	290

Non-controlling interests		(107)	0	(107)

All-in costs		496	247	743

Ounces sold - equity basis (000s ounces)		330	146	476

Cost of sales per ounce	i,j	1,108	1,381	1,210

Total cash costs per ounce	j	714	867	760

Total cash costs per ounce (on a co-product basis)	j,k	775	885	808

All-in sustaining costs per ounce	j	1,015	1,528	1,176

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,076	1,546	1,224

All-in costs per ounce	j	1,500	1,682	1,577

All-in costs per ounce (on a co-product basis)	j,k	1,561	1,700	1,625

($ millions, except per ounce information in dollars)				For the nine months ended 9/30/22
	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
Cost of sales applicable to gold production		575	264	223	255	224	1,541

Depreciation		(187)	(88)	(51)	(49)	(46)	(421)

By-product credits		0	(1)	(1)	0	(18)	(20)

Non-recurring items	d	0	0	0	0	0	0

Other	e	0	0	0	0	0	0

Non-controlling interests		(78)	0	(28)	(21)	(26)	(153)

Total cash costs		310	175	143	185	134	947

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	f	6	2	3	3	0	14

Minesite sustaining capital expenditures	g	145	42	38	11	40	276

Sustaining capital leases		1	4	0	2	0	7

Rehabilitation - accretion and amortization (operating sites)	h	3	0	4	1	1	9

Non-controlling interests		(31)	0	(7)	(2)	(7)	(47)

All-in sustaining costs		434	223	181	200	168	1,206

Global exploration and evaluation and project expense	f	0	0	0	0	0	0

Project capital expenditures	g	83	15	56	1	22	177

Non-controlling interests		(17)	0	(9)	0	(3)	(29)

All-in costs		500	238	228	201	187	1,354

Ounces sold - equity basis (000s ounces)		407	238	195	119	156	1,115

Cost of sales per ounce	i,j	1,132	1,113	960	1,932	1,203	1,193

Total cash costs per ounce	j	763	737	735	1,560	860	851

Total cash costs per ounce (on a co-product basis)	j,k	763	741	740	1,563	958	867

All-in sustaining costs per ounce	j	1,067	936	930	1,686	1,080	1,083

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,067	940	935	1,689	1,178	1,099

All-in costs per ounce	j	1,230	1,000	1,173	1,691	1,199	1,216

All-in costs per ounce (on a co-product basis)	j,k	1,230	1,004	1,178	1,694	1,297	1,232

BARRICK THIRD QUARTER 2022	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the nine months ended 9/30/21
	Footnote	Carlin[a,b]	Cortez[c]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[d]	Hemlo	North America
Cost of sales applicable to gold production		1,017	656	452	139	259	2,523	197	2,720

Depreciation		(194)	(205)	(149)	(107)	(68)	(723)	(36)	(759)

By-product credits		(2)	(2)	(4)	0	(147)	(155)	(1)	(156)

Non-recurring items	d	0	0	0	0	0	0	0	0

Other	e	0	0	0	0	8	8	0	8

Non-controlling interests		(316)	(173)	(115)	(13)	(20)	(637)	0	(637)

Total cash costs		505	276	184	19	32	1,016	160	1,176

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	f	18	8	1	3	0	30	2	32

Minesite sustaining capital expenditures	g	325	142	54	5	14	558	67	625

Sustaining capital leases		0	0	0	0	1	3	2	5

Rehabilitation - accretion and amortization (operating sites)	h	7	8	0	1	2	18	2	20

Non-controlling interests		(135)	(64)	(21)	(3)	(6)	(237)	0	(237)

All-in sustaining costs		720	370	218	25	43	1,388	233	1,621

Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0	0

Project capital expenditures	g	0	67	47	0	0	125	0	125

Non-controlling interests		0	(26)	(18)	0	0	(48)	0	(48)

All-in costs		720	411	247	25	43	1,465	233	1,698

Ounces sold - equity basis (000s ounces)		625	338	253	127	85	1,428	118	1,546

Cost of sales per ounce	i,j	1,001	1,191	1,098	671	1,883	1,093	1,670	1,137

Total cash costs per ounce	j	808	816	725	152	384	712	1,361	762

Total cash costs per ounce (on a co-product basis)	j,k	810	819	735	152	1,395	775	1,366	821

All-in sustaining costs per ounce	j	1,152	1,094	857	200	508	973	1,980	1,050

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,154	1,097	867	200	1,519	1,036	1,985	1,109

All-in costs per ounce	j	1,152	1,216	971	200	508	1,027	1,980	1,099

All-in costs per ounce (on a co-product basis)	j,k	1,154	1,219	981	200	1,519	1,090	1,985	1,158

($ millions, except per ounce information in dollars)		For the nine months ended 9/30/21
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		554	153	707

Depreciation		(177)	(48)	(225)

By-product credits		(46)	(6)	(52)

Non-recurring items	d	0	0	0

Other	e	0	0	0

Non-controlling interests		(131)	0	(131)

Total cash costs		200	99	299

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	f	3	1	4

Minesite sustaining capital expenditures	g	115	114	229

Sustaining capital leases		0	1	1

Rehabilitation - accretion and amortization (operating sites)	h	6	1	7

Non-controlling interests		(51)	0	(51)

All-in sustaining costs		273	216	489

Global exploration and evaluation and project expense	f	0	0	0

Project capital expenditures	g	246	0	246

Non-controlling interests		(98)	0	(98)

All-in costs		421	216	637

Ounces sold - equity basis (000s ounces)		384	123	507

Cost of sales per ounce	i,j	869	1,241	988

Total cash costs per ounce	j	520	804	589

Total cash costs per ounce (on a co-product basis)	j,k	590	850	653

All-in sustaining costs per ounce	j	712	1,754	971

All-in sustaining costs per ounce (on a co-product basis)	j,k	782	1,800	1,035

All-in costs per ounce	j	1,097	1,754	1,262

All-in costs per ounce (on a co-product basis)	j,k	1,167	1,800	1,326

BARRICK THIRD QUARTER 2022	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the nine months ended 9/30/21
	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi[l]	Africa & Middle East
Cost of sales applicable to gold production		551	280	224	231	153	65	1,504

Depreciation		(206)	(104)	(41)	(69)	(40)	(2)	(462)

By-product credits		0	(1)	(2)	0	(9)	0	(12)

Non-recurring items	d	0	0	0	0	0	0	0

Other	e	0	0	0	0	0	0	0

Non-controlling interests		(70)	0	(29)	(17)	(16)	(10)	(142)

Total cash costs		275	175	152	145	88	53	888

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	f	14	2	0	3	0	0	19

Minesite sustaining capital expenditures	g	182	42	34	15	14	0	287

Sustaining capital leases		2	7	0	1	0	0	10

Rehabilitation - accretion and amortization (operating sites)	h	3	1	5	0	1	0	10

Non-controlling interests		(40)	0	(6)	(2)	(2)	0	(50)

All-in sustaining costs		436	227	185	162	101	53	1,164

Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0

Project capital expenditures	g	52	9	22	1	32	0	116

Non-controlling interests		(10)	0	(4)	0	(5)	0	(19)

All-in costs		478	236	203	163	128	53	1,261

Ounces sold - equity basis (000s ounces)		430	272	187	138	113	41	1,181

Cost of sales per ounce	i,j	1,023	1,029	1,007	1,508	1,136	1,347	1,100

Total cash costs per ounce	j	640	643	814	1,055	776	1,297	752

Total cash costs per ounce (on a co-product basis)	j,k	640	647	821	1,057	839	1,291	760

All-in sustaining costs per ounce	j	1,014	833	989	1,177	888	1,303	985

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,014	837	996	1,179	951	1,297	993

All-in costs per ounce	j	1,111	867	1,088	1,181	1,128	1,303	1,068

All-in costs per ounce (on a co-product basis)	j,k	1,111	871	1,095	1,183	1,191	1,297	1,076

a.

On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, and operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 31, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

b.	Includes Goldrush.

c.

These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

d.	Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

e.	Other

Other adjustments for the three and nine month periods ended September 30, 2022 at Carlin include the removal of total cash costs and by-product credits associated with Emigrant starting the second quarter of 2022, which is producing incidental ounces.

f.	Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 50 of this MD&A.

g.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, distinct projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, and the Veladero Phase 7 expansion. Refer to page 49 of this MD&A.

h.	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

i.	Cost of sales per ounce

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

BARRICK THIRD QUARTER 2022	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)					For the three months ended 9/30/22

	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo

By-product credits	1	0	1	0	31	33	0

Non-controlling interest	(1)	0	(1)	0	(12)	(14)	0

By-product credits (net of non-controlling interest)	0	0	0	0	19	19	0

($ millions)					For the three months ended 9/30/22

	Pueblo Viejo	Veladero	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	10	1	0	0	0	0	5

Non-controlling interest	(4)	0	0	0	0	0	(1)

By-product credits (net of non-controlling interest)	6	1	0	0	0	0	4

($ millions)					For the three months ended 6/30/22

	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo

By-product credits	0	1	1	0	30	32	0

Non-controlling interest	0	(1)	0	0	(12)	(13)	0

By-product credits (net of non-controlling interest)	0	0	1	0	18	19	0

($ millions)					For the three months ended 6/30/22

	Pueblo Viejo	Veladero	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	12	1	0	1	1	0	6

Non-controlling interest	(5)	0	0	0	0	0	(1)

By-product credits (net of non-controlling interest)	7	1	0	1	1	0	5

($ millions)					For the three months ended 9/30/21

	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo

By-product credits	0	1	0	0	51	52	1

Non-controlling interest	0	(1)	0	0	(20)	(21)	0

By-product credits (net of non-controlling interest)	0	0	0	0	31	31	1

($ millions)					For the three months ended 9/30/21

	Pueblo Viejo	Veladero	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	16	2	0	0	1	0	5

Non-controlling interest	(6)	0	0	0	0	0	0

By-product credits (net of non-controlling interest)	10	2	0	0	1	0	5

($ millions)					For the nine months ended 9/30/22

	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo

By-product credits	1	2	2	0	95	100	0

Non-controlling interest	(1)	(1)	(1)	0	(37)	(40)	0

By-product credits (net of non-controlling interest)	0	1	1	0	58	60	0

($ millions)					For the nine months ended 9/30/22

	Pueblo Viejo	Veladero	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	33	3	0	1	1	0	18

Non-controlling interest	(13)	0	0	0	0	0	(3)

By-product credits (net of non-controlling interest)	20	3	0	1	1	0	15

($ millions)					For the nine months ended 9/30/21

	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo

By-product credits	2	2	4	0	147	155	1

Non-controlling interest	(1)	(1)	(2)	0	(57)	(61)	0

By-product credits (net of non-controlling interest)	1	1	2	0	90	94	1

BARRICK THIRD QUARTER 2022	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)					For the nine months ended 9/30/21

	Pueblo Viejo	Veladero	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	46	6	0	1	2	0	9

Non-controlling interest	(18)	0	0	0	0	0	(1)

By-product credits (net of non-controlling interest)	28	6	0	1	2	0	8

l. With the end of mining at Buzwagi in the third quarter of 2021, as previously disclosed, we have ceased to include production or non-GAAP cost metrics for Buzwagi from October 1, 2021 onwards.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended		For the nine months ended

	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21

Cost of sales	172	143	162	469	435

Depreciation/amortization	(59)	(34)	(60)	(131)	(154)

Treatment and refinement charges	54	47	42	152	122

Cash cost of sales applicable to equity method investments	81	74	74	227	225

Less: royalties	(23)	(32)	(27)	(87)	(75)

By-product credits	(2)	(6)	(2)	(11)	(9)

Other	0	0	0	0	0

C1 cash costs	223	192	189	619	544

General & administrative costs	4	6	3	22	13

Rehabilitation - accretion and amortization	0	1	1	2	4

Royalties	23	32	27	87	75

Minesite exploration and evaluation costs	8	5	3	16	9

Minesite sustaining capital expenditures	115	89	40	271	130

Sustaining leases	1	2	2	4	6

All-in sustaining costs	374	327	265	1,021	781

Pounds sold - consolidated basis (millions pounds)	120	113	101	346	310

Cost of sales per pound[a,b]	2.30	2.11	2.57	2.21	2.36

C1 cash cost per pound[a]	1.86	1.70	1.85	1.79	1.75

All-in sustaining costs per pound[a]	3.13	2.87	2.60	2.96	2.52

a.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2022	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

($ millions, except per pound information in dollars)							For the three months ended

	9/30/22			6/30/22			9/30/21

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	76	172	28	70	143	26	79	162	19

Depreciation/amortization	(18)	(59)	(5)	(17)	(34)	(5)	(20)	(60)	(4)

Treatment and refinement charges	0	50	4	0	43	4	0	38	4

Less: royalties	0	(23)	0	0	(32)	0	0	(27)	0

By-product credits	0	0	(2)	0	0	(6)	0	0	(2)

Other	0	0	0	0	0	0	0	0	0

C1 cash costs	58	140	25	53	120	19	59	113	17

Rehabilitation - accretion and amortization	0	0	0	0	1	0	0	1	0

Royalties	0	23	0	0	32	0	0	27	0

Minesite exploration and evaluation costs	3	5	0	3	2	0	3	0	0

Minesite sustaining capital expenditures	8	106	1	8	79	2	8	30	2

Sustaining leases	1	0	0	1	1	0	1	1	0

All-in sustaining costs	70	274	26	65	235	21	71	172	19

Pounds sold - consolidated basis (millions pounds)	24	79	17	24	71	18	25	64	12

Cost of sales per pound[a,b]	3.20	2.19	1.58	2.88	2.01	1.45	3.13	2.54	1.51

C1 cash cost per pound[a]	2.45	1.78	1.41	2.17	1.68	1.09	2.33	1.76	1.35

All-in sustaining costs per pound[a]	2.94	3.50	1.52	2.65	3.28	1.19	2.77	2.68	1.55

($ millions, except per pound information in dollars)					For the nine months ended

	9/30/22			9/30/21

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	219	469	76	230	435	66

Depreciation/amortization	(53)	(131)	(15)	(58)	(154)	(13)

Treatment and refinement charges	0	139	13	0	109	13

Less: royalties	0	(87)	0	0	(75)	0

By-product credits	0	0	(11)	0	0	(9)

Other	0	0	0	0	0	0

C1 cash costs	166	390	63	172	315	57
Rehabilitation - accretion and amortization	0	2	0	0	4	0

Royalties	0	87	0	0	75	0

Minesite exploration and evaluation costs	9	7	0	9	0	0

Minesite sustaining capital expenditures	25	242	4	15	110	5

Sustaining leases	2	2	0	3	2	1

All-in sustaining costs	202	730	67	199	506	63

Pounds sold - consolidated basis (millions pounds)	74	220	52	72	191	47

Cost of sales per pound[a,b]	2.98	2.13	1.45	3.21	2.28	1.39

C1 cash cost per pound[a]	2.25	1.77	1.20	2.39	1.65	1.21

All-in sustaining costs per pound[a]	2.74	3.32	1.29	2.76	2.64	1.37

a.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial performance measure, which excludes the following from net earnings:

∎	Income tax expense;
∎	Finance costs;
∎	Finance income; and
∎	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted

BARRICK THIRD QUARTER 2022	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)		For the three months ended		For the nine months ended

	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21

Net earnings	410	717	612	1,833	2,136

Income tax expense	215	279	323	795	1,040

Finance costs, net[a]	55	73	80	204	233

Depreciation	457	476	538	1,393	1,545

EBITDA	1,137	1,545	1,553	4,225	4,954

Impairment charges (reversals) of long-lived assets[b]	24	3	10	29	(77)

Acquisition/disposition gains[c]	(64)	(20)	(5)	(86)	(15)

Loss on currency translation	3	6	5	12	16

Other (income) expense adjustments[d]	(27)	(95)	12	(109)	37

Income tax expense, net finance costs, and depreciation from equity investees	82	88	94	256	273

Adjusted EBITDA	1,155	1,527	1,669	4,327	5,188

a.	Finance costs exclude accretion.
b.

For the three and nine month periods ended September 30, 2022, net impairment charges mainly relate to an inventory write-off at Lumwana. Net impairment reversals for the nine months ended September 30, 2021 mainly relate to non-current asset reversals at Lagunas Norte.

c.

For the three and nine month periods ended September 30, 2022, acquisition/disposition gains relate to the sale of a portfolio of royalties to Maverix Metals Inc. and the sale of a portfolio of royalties by Nevada Gold Mines to Gold Royalty Corp.

d.

For the three month periods ended September 30, 2022 and June 30, 2022 and for the nine month period ended September 2022, other (income) expense adjustments mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision. Other (income) expense adjustments for all periods were also impacted by care and maintenance expenses at Porgera.

Reconciliation of Income to EBITDA by operating site

($ millions)								For the three months ended 9/30/22

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)

Income	123	62	11	215	70	60	45	12	39	27

Depreciation	45	28	25	117	39	48	27	23	15	12
EBITDA	168	90	36	332	109	108	72	35	54	39

								For the three months ended 6/30/22

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)

Income	176	60	42	302	59	106	49	33	55	35

Depreciation	50	30	27	133	36	52	33	31	20	12
EBITDA	226	90	69	435	95	158	82	64	75	47

								For the three months ended 9/30/21

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)

Income	147	77	51	333	113	84	74	24	52	37

Depreciation	41	46	31	162	37	53	36	17	12	13
EBITDA	188	123	82	495	150	137	110	41	64	50

BARRICK THIRD QUARTER 2022	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)								For the nine months ended 9/30/2022

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)

Income	514	214	81	880	218	272	135	66	152	105

Depreciation	137	96	78	389	110	150	88	73	43	38
EBITDA	651	310	159	1,269	328	422	223	139	195	143

($ millions)								For the nine months ended 9/30/2021

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)

Income	486	198	178	1,058	355	306	207	75	146	71

Depreciation	119	126	92	454	107	164	104	48	35	34
EBITDA	605	324	270	1,512	462	470	311	123	181	105

a.

On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

b.	Includes Goldrush.
c.

These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

∎	Unrealized gains and losses on non-hedge derivative contracts;
∎	Treatment and refining charges; and
∎	Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information		Gold			Copper		Gold		Copper

in dollars)	For the three months ended						For the nine months ended

	9/30/22	6/30/22	9/30/21	9/30/22	6/30/22	9/30/21	9/30/22	9/30/21	9/30/22	9/30/21

Sales	2,277	2,597	2,531	200	211	209	7,385	7,761	698	699

Sales applicable to non-controlling interests	(700)	(779)	(799)	0	0	0	(2,266)	(2,392)	0	0

Sales applicable to equity method investments[a,b]	152	145	166	134	164	154	433	488	486	485

Sales applicable to sites in closure or care and maintenance[c]	(14)	(30)	(11)	0	0	0	(44)	(80)	0	0

Treatment and refinement charges	3	2	9	54	47	42	8	9	152	122

Revenues – as adjusted	1,718	1,935	1,896	388	422	405	5,516	5,786	1,336	1,306

Ounces/pounds sold (000s ounces/millions pounds)[c]	997	1,040	1,071	120	113	101	3,030	3,234	346	310

Realized gold/copper price per ounce/pound[d]	1,722	1,861	1,771	3.24	3.72	3.98	1,820	1,789	3.86	4.21

a.

Represents sales of $152 million and $433 million, respectively, for the three and nine month periods ended September 30, 2022 (June 30, 2022: $145 million and September 30, 2021: $166 million and $489 million, respectively) applicable to our 45% equity method investment in Kibali for gold. Represents sales of $82 million and $299 million, respectively, for the three and nine months ended September 30, 2022 (June 30, 2022: $99 million and September 30, 2021: $108 million and $304 million, respectively) applicable to our 50% equity method investment in Zaldívar and $57 million and $201 million, respectively (June 30, 2022: $69 million and September 30, 2021: $50 million and $194 million, respectively) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

Excludes Pierina, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

d.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK THIRD QUARTER 2022	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Craig Fiddes, SME-RM, Manager – Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, in both his capacity as Mineral Resources Manager: Africa & Middle East and Mineral Resource Management and Evaluation Executive (Mr. Bottoms held the title of Mineral Resources Manager: Africa & Middle East until September 30, 2022, and was promoted to Mineral Resource Management and Evaluation Executive effective October 1, 2022); John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Technical Advisor to Barrick – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2021.

Endnotes

[1]	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.

[2]

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, Bulyanhulu and Buzwagi up until the third quarter of 2021, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 47.5% share of Porgera and our 45% share of Kibali.

[3]

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Lost time injury frequency rate (“LTIFR”) is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

[4]

Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

[5]

A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

[6]	See the Technical Report on the Turquoise Ridge complex, dated March 25, 2020, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 25, 2020.

[7]	See the Technical Report on the Pueblo Viejo mine, Sanchez Ramirez Province, Dominican Republic, dated March 19, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2018.

[8]	North Leeville Significant Intercepts[a]

		Drill Results from Q3 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
NLX-22013B	306	(79)	811.7-839.1	27.4	19.57
NLX-22015	115	(79)	787.0-806.8	19.8	15.59

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 meters; internal dilution is less than 20% total width.
b.	Carlin Trend drill hole nomenclature: Project (NLX - North Leeville Exploration) followed by the year (22 for 2022) then hole number.
c.	True width of intercepts are uncertain at this stage.

The drilling results for Leeville contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Leeville conform to industry accepted quality control methods.

BARRICK THIRD QUARTER 2022	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

[9]	North Turf Inventory Significant Intercepts[a]

			Drill Results from Q3 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
NTC-22019	89	(21)	262.1-276.8	14.6	5.2	10.62
NTC-22004	320	(63)	74.4-112.7	38.3	34.1	18.55
NTC-22025	265	(42)	74.4-81.7	7.3	4.9	14.17

NTC-22025	265	(42)	96.6-178.0	81.4	54.5	13.20
CGX-20078	106	(67)	733.6-736.7	3.1		16.72

CGX-20078	106	(67)	747.2-789.4	42.2		13.56

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 meters; internal dilution is less than 20% total width.
b.

Carlin Trend drill hole nomenclature: Project area (CGX - Greater Leeville Exploration, NLX - North Leeville Exploration/Growth, NTC – North Turf Core, NLX – North Leeville Growth, LUC – Leeville Underground Core, RKX – Rita K Exploration) followed by the year (22 for 2022) then hole number.

c.

True width (TW) for LUC and NTC drillholes has been estimated based on the latest geological and ore controls model and it is subject to refinement as additional data becomes available. True width of the intercepts for NLX and CGX drillholes is uncertain at this stage.

The drilling results for Leeville contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, American Assay Labs. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Leeville conform to industry accepted quality control methods.

[10]	Greater Leeville Significant Intercepts[a]

		Drill Results from Q3 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
CGX-22088	100	(85)	948.7-959.2	10.5	8.70

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 meters; internal dilution is less than 20% total width.
b.	Carlin Trend drill hole nomenclature: Project (CGX - Greater Leeville) followed by hole number.
c.	True width of intercepts are uncertain at this stage.

The drilling results for the Carlin Trend contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.

[11]	Carlin Trend Intercepts[a]

		Drill Results from Q3 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
LBB-22005	290	(77)	606.0-608.4	2.4	4.82

LBB-22005	290	(77)	611.1-617.2	6.1	10.88

LBB-22005	290	(77)	623.8-624.7	0.9	8.95

LBB-22005	290	(77)	635.8-646.2	10.4	11.68
WSF-22004	353	(74)	812.9-814.7	1.8	8.37

WSF-22004	353	(74)	826.6-831.5	4.9	17.43
WSF-22006	233	(72)	669.0-670.4	1.4	3.77

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 0.8 meters; internal dilution is less than 20% total width.
b.	Carlin Trend drill hole nomenclature: Project (LBB - Little Boulder Basin, WSF - Western Spur) followed by the year (22 for 2022) then hole number.
c.	True width of intercepts are uncertain at this stage.

The drilling results for the Carlin Trend contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.

BARRICK THIRD QUARTER 2022	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

[12]	REN Significant Intercepts[a]

Drill Results from Q3 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
MRC-22002	258	(29)	224.0-240.0	16.0	9.1	17.35

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 meters; internal dilution is less than 20% total width.
b.	Carlin Trend drill hole nomenclature: Project (MRC - Ren) followed by hole number.
c.	True width (TW) has been estimated based on the latest geological and ore controls model and it is subject to refinement as additional data becomes available.

The drilling results for Ren contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Ren conform to industry accepted quality control methods.

[13]	CHUG Hanson Significant Intercepts[a]

Drill Results from Q3 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
CMX-22013	233	44	346.8-350.8	4.0	4.75

CMX-22013	233	44	358.1-359.8	1.7	17.21

CMX-22013	233	44	381.6-387.1	5.5	5.86

CMX-22013	233	44	415.3-417.0	1.7	4.90
CMX-22014	244	44	460.0-461.4	1.4	6.51

CMX-22014	244	44	488.6-498.8	10.2	5.03

CMX-22014	244	44	514.3-516.3	2.0	6.75

CMX-22014	244	44	523.0-525.4	2.4	8.96

a.	All intercepts calculated using a 3.42 g/t Au cutoff and are uncapped; minimum intercept width is 1.4 meters; internal dilution is less than 20% total width.
b.	Cortez drill hole nomenclature: Project (CMX-CHUG Minex) followed by the year (22 for 2022) then hole number.
c.	True width of intercepts are uncertain at this stage.

The drilling results for Cortez contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Cortez conform to industry accepted quality control methods.

[14]	Robertson Significant Intercepts[a]

Drill Results from Q3 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
DTL-21004[d]	280	(65)	100.0-109.1	9.1	0.51

DTL-21004[d]	280	(65)	124.4-138.3	13.9	0.51

DTL-21004[d]	280	(65)	148.9-162.8	13.9	15.57
DTL-21007	280	(58)	152.1-164.1	12.0	2.17
AHW-21004	234	(55)	74.7-111.9	37.2	0.66

a.	All intercepts calculated using a 0.17 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 meters; internal dilution is less than 20% total width.
b.	Robertson drill hole nomenclature: Project (PYC: Porphyry Core, DTL: Distal, AHW: Altenburg Hill West, RMC: Robertson Material Characterization), 21 indicates drill year of 2021.
c.	True width of intercepts are uncertain at this stage.
d.	Only partial assay results have been returned.

The drilling results for Robertson contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Robertson conform to industry accepted quality control methods.

BARRICK THIRD QUARTER 2022	77	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

[15]	Turquoise Ridge Significant Intercepts[a]

		Drill Results from Q3 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
TSM-22003A	179	(83)	486.9-497.7	10.9	19.06

TSM-22003A	179	(83)	540.4-543.3	2.9	6.56
TSM-22004	179	(89)	474.3-491.9	17.5	10.39

TSM-22004	179	(89)	530.8-546.3	15.5	7.13
TSM-22100	0	(80)	279.3-288.8	9.5	12.33

TSM-22100	0	(80)	448.4-451.1	2.7	7.80

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 1 meter; internal dilution is less than 20% total width.
b.	Turquoise Ridge drill hole nomenclature: Project (TSM: Turquoise Surface Minex), first two numbers indicate year drilled.
c.	True width of intercepts are uncertain at this stage.

The drilling results for Turquoise Ridge contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Turquoise Ridge conform to industry accepted quality control methods.

[16]	Hemlo Significant Intercepts[a]

			Drill Results from Q3 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
90352204	158	(66)	436.0-443.2	7.2	6.3	11.67
90352223	116	(70)	427.4-434.0	6.6	4.3	14.52
90352220	110	(63)	391.0-395.5	4.5	3.7	14.25
1152207	130	(15)	204.8-210.3	5.5	4.7	13.20
1152208	126	(28)	201.5-208.8	7.3	5.9	3.87
W2216	157	(60)	396.0-404.0	8.0	6.5	6.45
W2225	148	(85)	861.0-868.0	7.0	5.4	4.51

a.

All intercepts calculated using a 2.68 g/t Au cutoff. 9035 holes are capped to 80 g/t Au, 115 and W holes are capped to 30 g/t Au; minimum intercept width is 2.50 meters; internal dilution is less than 42% total width.

b.

Hemlo drill hole nomenclature: Surface hole nomenclature is defined by (W-surface) followed by the year (e.g. 22 for 2022) then hole number. Underground hole nomenclature is defined by crosscut level (e.g. 115 for the 9115m level) then hole number.

c.	True width (TW) has been estimated based on the latest geological and ore controls model and it is subject to refinement as additional data becomes available.

The drilling results for Hemlo contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Hemlo conform to industry accepted quality control methods.

[17]	Main Gate - Pueblo Viejo District Significant Intercepts[a]

		Drill Results from Q3 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
DPV22-869[4]	90	(80)	60-84	24	1.6
DPV22-869[4]	90	(80)	60-72	12	2.3

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 5 meters; internal dilution is less than 10% total width.
b.	Main Gate drill hole nomenclature: Drill system (DPV: Dominican Pueblo Viejo) followed by the year (22: 2022) then hole number.
c.	True width of intercepts are estimated using the core axis and are uncertain at this stage.
d.	Drill method is reverse circulation

The drilling results for Main Gate contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by Pueblo Viejo laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Main Gate conform to industry accepted quality control methods.

BARRICK THIRD QUARTER 2022	78	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

[18]	Arroyo del Rey - Pueblo Viejo District Significant Intercepts[a]

Drill Results from Q3 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Including Width (m)[c]	Au (g/t)

DPV22-868[4]	0	(70)	5-11	6	3.20	7.1-8.5	1.4	9.95

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 5 meters; no internal dilution applied.
b.	Arroyo del Rey drill hole nomenclature: Drill system (DPV: Dominican Pueblo Viejo) followed by the year (22: 2022) then hole number.
c.	True width of intercepts are estimated using the core axis and are uncertain at this stage.
d.	Drill method is diamond drilling

The drilling results for Arroyo del Rey contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by the Pueblo Viejo laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Arroyo del Rey conform to industry accepted quality control methods.

[19]	Loulo-Gounkoto Significant Intercepts[a]

Drill Results from Q3 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Including[d] Width (m)[c]	Au (g/t)

GNAC0003	270	(50)	39-43	4	1.58

GNAC0008	90	(50)	0-2	2	2.05

GNAC0008	90	(50)	16-22	6	0.67

GNAC0008	90	(50)	29-31	2	0.65

GNAC0008	90	(50)	40-42	2	0.64

GNAC0008	90	(50)	48-50	2	0.57

GNAC0009	90	(50)	16-18	2	1.14

GNAC0009	90	(50)	32-34	2	3.01

GNAC0012	90	(50)	14-17	3	2.31

GNAC0018	270	(50)	52-56	4	0.57

GNAC0019	270	(50)	0-4	4	0.72

GNAC0093	270	(50)	28-32	4	0.72

GNRC0006	270	(50)	84-89	5	0.58

GNRC0008	90	(50)	59-71	11	5.75	65-70	5	11.52

GNRC0009	90	(50)	55-66	11	0.58

GNRC0009	90	(50)	78-95	17	0.67

GNDH005	90	(50)	262.45-271.6	9.15	1.08

GNRC0010	90	(50)	86-90	4	0.52

GNRC0010	90	(50)	104-106	2	0.64

GNRC011	270	(50)	1-4	3	1.07

GNRC011	270	(50)	61-63	2	2.12

GNRC014	90	(50)	49-59	10	1.84	49-53	4	3.42

FSRC002	270	(50)	20-23	3	0.79

FSRC002	270	(50)	36-39	3	0.72

FSRC002	270	(50)	42-44	2	0.74

FSRC002	270	(50)	48-54	6	2.81

FSRC002	270	(50)	114-116	2	3.65

FSRC004	271	(50)	145-147	2	0.89

YASEDH001	274.83	(55.48)	223.55-245.55	22	1.36	235.8-237.9	2.1	5.11

YASEDH002	277.42	(57.36)	225.6-236.8	11.2	0.7

YASEDH003	276.5	(63)	139.2-156.9	17.7	0.78

YASEDH007	91.77	(59.39)	481.9-532	50.1	1.28

YASEDH008	279	(55.9)	325.6-332.25	6.65	1.29

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.
b.

Loulo-Gounkoto drill hole nomenclature: prospect initial GN (Gara North), YRN (Yalea Ridge North), YASE (Yalea south east), FS (Faraba South) followed by type of drilling AC (Air Core), RC (Reverse Circulation), DH (Diamond Drilling).

c.	True widths uncertain at this stage.
d.	All intercepts calculated using a 3.0 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.

BARRICK THIRD QUARTER 2022	79	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

The drilling results for the Loulo-Gounkoto property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Loulo property conform to industry accepted quality control methods.

[20]	Nielle Significant Intercepts[a]

Drill Results from Q3 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

KORC014	274	(50)	51-74	23.00	4.44

KORC017	272	(51)	82-93	11.00	3.06

JBRC050	303	(52)	90-106	16.00	1.40

JBRC054	305	(50)	49-56	7.00	2.38

JBRC056	299	(51)	67-78	11.00	1.64

KOR1RC012	117	(52)	182-188	6.00	3.38

KOR1RC013	122	(51)	128-135	7.00	1.11

SNRC345	120	(50)	115-129	14.00	12.69

SNRC362	123	(50)	252-267	15.00	2.26

SNRC491	137	(51)	123-149	26.00	9.55

FMGC0026	270	(55)	110-126	16.00	9.15

FMGC0041	271	(55)	106-125	19.00	3.74

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters width.
b.

Nielle drill hole nomenclature: prospect initial KOR (Koro A2), JB (Jubula Main), KOR1 (Koro A1), SN (Seydou North), followed by type of drilling AC (Aircore), RC (Reverse Circulation), GC (Grade Control).

c.	True widths uncertain at this stage.

The drilling results for the Nielle property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Nielle property conform to industry accepted quality control methods.

[21]	Kibali Significant Intercepts[a]

Drill Results from Q3 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Including[d] Width (m)[c]	Au (g/t)

KCDU4471	315	(30)	237.00 - 261.00	24	0.86	237.00 - 238.00	1.00	2.66

KCDU4471	315	(30)	282.00 - 289.00	7	1.18

KVDD0036A	304	(65)	526.13 - 528.53	2.4	1.91	526.13 - 527.33	1.2	2.79

KVDD0040A	304	(65)	7.00 - 9.00	2	0.51

KVDD0040A	304	(65)	84.00 - 86.00	2	0.64

KVDD0041A	304	(65)	595.00 - 600.00	5	0.91

KVDD0043A	304	(65)	551.15 - 554.10	2.95	1.93

KVDD0043A	304	(65)	559.10 - 575.25	16.15	1.25	559.10 - 560.10	1	2.16

KVDD0043A	304	(65)	559.10 - 575.25	16.15	1.25	565.50 - 566.50	1	7.27

MDD080	300	(66)	387.80 - 391.10	3.3	0.98

MDD080	300	(66)	410.00 - 412.40	2.4	0.99

MDD080	300	(66)	434.95 - 447.79	12.84	6.33

MRRC0001	238	(55)	66.00 - 79.00	13	2.93	75.00 - 77.00	2	12.86

MMRC0069	155	(60)	124.00 - 127.00	3	0.6

MMRC0070	155	(60)	51.00 - 53.00	2	1.2

MMRC0070	155	(60)	65.00 - 67.00	2	6.51

MMRC0070	155	(60)	124.00 - 126.00	2	1.49

RZRC0005	190	(55)	75.00 - 77.00	2	0.5

RZRC0006	190	(55)	17.00 - 19.00	2	3.53

RZRC0007	190	(55)	158.00 - 160.00	2	0.61

BARRICK THIRD QUARTER 2022	80	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

RZRC0008	190	(55)	52.00 - 56.00	4	7.11	54.00 - 56.00	2	12.05

RZRC0008	190	(55)	182.00 - 184.00	2	0.84

RZRC0009	190	(55)	132.00 - 136.00	4	4.7	135.00 - 136.00	1	16.53

ZBRC0001	260	(50)	52.00 - 55.00	3	0.62

ZBRC0001	260	(50)	64.00 - 67.00	3	0.63

ZBRC0002	260	(50)	36.00 - 41.00	5	1.36

ZBRC0002	260	(50)	53.00 - 56.00	3	1.36

ZBRC0003	260	(50)	121.00 - 127.00	6	0.89	126.00 - 127.00	1	2.22

ZBRC0003	260	(50)	134.00 - 136.00	2	1.56

ZBRC0004	260	(50)	56.00 - 62.00	6	1.04

ZBRC0004	260	(50)	95.00 - 101.00	6	1.4

ZBRC0005	260	(50)	63.00 - 67.00	4	0.56

ZBRC0005	260	(50)	72.00 - 74.00	2	1.88

ZBRC0005	260	-50	98.00 - 100.00	2	1.86

ZBRC0005	260	-50	199.00 - 201.00	2	2.09

ZBRC0006	260	-50	2.00 - 6.00	4	0.79

ZBRC0006	260	-50	12.00 - 14.00	2	0.89

ZBRC0006	260	-50	27.00 - 36.00	9	9.27	31.00 - 32.00	1	76.52

ZBRC0007	260	-50	102.00 - 106.00	4	2	102.00 - 103.00	1	6.13

ZBRC0007	260	-50	117.00 - 124.00	7	2.52	119.00 - 120.00	1	12.18

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 1 meter; internal dilution is equal to or less than 25% total width.
b.

Kibali drill hole nomenclature: prospect initial KCDU: KCD Underground, KV: Kalimva, RZ: Renzi, MM: Memekazi, ZB: Zambula, followed by type of drilling RC (Reverse Circulation), DD (Diamond), GC (Grade control) with no designation of the year..

c.	True widths of intercepts are uncertain at this stage.
d.

All including intercepts, calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 1 meter; no internal dilution, with grade significantly above (> 40%) the overall intercept grade.

The drilling results for the Kibali property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali property conform to industry accepted quality control methods.

[22]	Jabal Sayid Significant Intercepts[a]

		Drill Results from Q3 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Cu (%)

BDH1163	0	(75)	362.90-400.00	37.10	13.91

BDH1163	0	(75)	408.00-411.00	3.00	1.33

BDH1163	0	(75)	423.00-427.00	4.00	1.27

BDH1163	0	(75)	437.00-439.00	2.00	0.55

BDH1163	0	(75)	462.00-464.00	2.00	0.50

BDH1163	0	(75)	467.00-520.80	53.80	1.54

JED1876	200	(35)	276.04-312.00	35.96	10.79

JED1876	200	(35)	322.00-335.00	13.00	1.93

JED1876	200	(35)	352.00-355.00	3.00	0.76

JED1877	200	(44)	299.30-320.00	20.70	2.43

JED1877	200	(44)	430.00-432.00	2.00	1.54

JED1878	200	(50)	294.55-307.00	12.45	0.85

JED1878	200	(50)	322.19-354.00	31.81	4.64

JED1878	200	(50)	367.15-374.00	6.85	0.64

JED1878	200	(50)	380.00-382.00	2.00	0.57

JED1882	203	(43)	263.00-296.07	33.07	2.00

JED1882	203	(43)	303.90-314.00	10.10	0.67

JED1882	203	(43)	371.00-375.00	4.00	1.59

JED1882	203	(43)	401.00-408.00	7.00	0.58

JED1888	209	(50)	209.00-235.60	26.60	1.77

JED1888	209	(50)	298.00-363.00	65.00	2.89

JED4558	5	(16)	21.00-36.00	15.00	1.60

JED4558	5	(16)	66.00-68.00	2.00	0.95

BARRICK THIRD QUARTER 2022	81	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

JED4558	5	(16)	76.00-78.00	2.00	0.62

JED4558	5	(16)	103.00-122.00	19.00	1.08

JED4561	18	(3)	22.30-48.00	25.70	1.07

JED4561	18	(3)	56.00-58.00	2.00	0.59

JED4561	18	(3)	65.00-67.00	2.00	0.67

JED4561	18	(3)	105.00-107.00	2.00	0.60

JED4562	18	(17)	22.30-55.00	32.70	0.95

JED4562	18	(17)	68.00-74.00	6.00	0.64

JED4562	18	(17)	84.00-90.00	6.00	0.97

JED4562	18	(17)	109.00-111.00	2.00	0.87

a.	All intercepts calculated using a 0.5% Cu cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 5 meters total width.
b.	Jabal Sayid drill hole nomenclature: BDH (surface diamond hole) followed by lode and hole number. JED (UG extension diamond hole) followed by lode number and hole number.
c.	True widths uncertain at this stage.

The drilling results for the Jabal Sayid property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Jabal Sayid property conform to industry accepted quality control methods.

BARRICK THIRD QUARTER 2022	82	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021

Revenue (notes 5 and 6)	$2,527	$2,826	$8,239	$8,675

Costs and expenses (income)

Cost of sales (notes 5 and 7)	1,815	1,768	5,404	5,184

General and administrative expenses	26	27	110	112

Exploration, evaluation and project expenses	77	67	244	205

Impairment (reversals) charges (notes 9b and 13)	24	10	29	(77)

Loss on currency translation	3	5	12	16

Closed mine rehabilitation	(55)	4	(180)	33

Income from equity investees (note 12)	(52)	(101)	(240)	(308)

Other (income) expense (note 9a)	(9)	18	(18)	63

Income before finance costs and income taxes	$698	$1,028	$2,878	$3,447

Finance costs, net	(73)	(93)	(250)	(271)

Income before income taxes	$625	$935	$2,628	$3,176

Income tax expense (note 10)	(215)	(323)	(795)	(1,040)

Net income	$410	$612	$1,833	$2,136

Attributable to:

Equity holders of Barrick Gold Corporation	$241	$347	$1,167	$1,296

Non-controlling interests (note 17)	$169	$265	$666	$840

Earnings per share data attributable to the equity holders of Barrick Gold Corporation

(note 8)

Net income

Basic	$0.14	$0.20	$0.66	$0.73

Diluted	$0.14	$0.20	$0.66	$0.73

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2022	83	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements

of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021

Net income	$410	$612	$1,833	$2,136

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Realized losses on derivatives designated as cash flow hedges, net of tax $nil, $nil, $nil and $nil	1	—	1	3

Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	1	2	2	2

Items that will not be reclassified to profit or loss:

Actuarial loss on post employment benefit obligations, net of tax $nil, $nil, $nil and $nil	(1)	—	(2)	—

Net change on equity investments, net of tax $nil, $2, $(6) and $7	3	(12)	35	(49)

Total other comprehensive income (loss)	4	(10)	36	(44)

Total comprehensive income	$414	$602	$1,869	$2,092

Attributable to:

Equity holders of Barrick Gold Corporation	$245	$337	$1,203	$1,252

Non-controlling interests	$169	$265	$666	$840

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2022	84	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021

OPERATING ACTIVITIES

Net income	$410	$612	$1,833	$2,136

Adjustments for the following items:

Depreciation	457	538	1,393	1,545

Finance costs, net	103	101	302	295

Impairment (reversals) charges (notes 9b and 13)	24	10	29	(77)

Income tax expense (note 10)	215	323	795	1,040

Income from equity investees (note 12)	(52)	(101)	(240)	(308)

Gain on sale of non-current assets	(64)	(5)	(86)	(15)

Loss on currency translation	3	5	12	16

Change in working capital (note 11)	(52)	58	(217)	(191)

Other operating activities (note 11)	(91)	(17)	(294)	(133)

Operating cash flows before interest and income taxes	953	1,524	3,527	4,308

Interest paid	(23)	(18)	(175)	(171)

Income taxes paid[1]	(172)	(456)	(666)	(1,146)

Net cash provided by operating activities	758	1,050	2,686	2,991

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 5)	(792)	(569)	(2,158)	(1,766)

Sales proceeds	52	16	75	21

Investment sales	—	—	382	—

Divestitures (note 4)	—	—	—	19

Dividends received from equity method investments (note 12)	101	53	770	214

Shareholder loan repayments from equity method investments (note 12)	—	1	—	2

Net cash used in investing activities	(639)	(499)	(931)	(1,510)

FINANCING ACTIVITIES

Lease repayments	(6)	(5)	(16)	(15)

Debt repayments	(56)	—	(56)	(7)

Dividends	(351)	(158)	(882)	(475)

Return of capital (note 16)	—	(250)	—	(500)

Share buyback program (note 16)	(141)	—	(314)	—

Funding from non-controlling interests (note 17)	—	—	—	12

Disbursements to non-controlling interests (note 17)	(162)	(270)	(661)	(741)

Other financing activities (note 11)	60	37	140	101

Net cash used in financing activities	(656)	(646)	(1,789)	(1,625)

Effect of exchange rate changes on cash and equivalents	(3)	—	(6)	(1)

Net decrease in cash and equivalents	(540)	(95)	(40)	(145)

Cash and equivalents at the beginning of period	5,780	5,138	5,280	5,188

Cash and equivalents at the end of period	$5,240	$5,043	$5,240	$5,043

[1]

Income taxes paid excludes $59 million (2021: $(26) million) for the three months ended September 30, 2022 and $95 million (2021: $67 million) for the nine months ended September 30, 2022 of income taxes payable that were settled against offsetting VAT receivables.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2022	85	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at September 30, 2022	As at December 31, 2021

ASSETS

Current assets

Cash and equivalents	$5,240	$5,280

Accounts receivable	499	623

Inventories	1,691	1,734

Other current assets	786	612

Total current assets	$8,216	$8,249

Non-current assets

Equity in investees (note 12)	4,064	4,594

Property, plant and equipment	25,329	24,954

Goodwill	4,769	4,769

Intangible assets	149	150

Deferred income tax assets	—	29

Non-current portion of inventory	2,815	2,636

Other assets	1,100	1,509

Total assets	$46,442	$46,890

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,571	$1,448

Debt (note 14a)	12	15

Current income tax liabilities	192	285

Other current liabilities	413	338

Total current liabilities	$2,188	$2,086

Non-current liabilities

Debt (note 14a)	5,083	5,135

Provisions	2,110	2,768

Deferred income tax liabilities	3,461	3,293

Other liabilities	1,293	1,301

Total liabilities	$14,135	$14,583

Equity

Capital stock (note 16)	$28,220	$28,497

Deficit	(6,284)	(6,566)

Accumulated other comprehensive income (loss)	13	(23)

Other	1,915	1,949

Total equity attributable to Barrick Gold Corporation shareholders	$23,864	$23,857

Non-controlling interests (note 17)	8,443	8,450

Total equity	$32,307	$32,307

Contingencies and commitments (notes 5 and 18)

Total liabilities and equity	$46,442	$46,890

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2022	86	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit )	Accumulated other comprehensive income (loss)[1]	Other [2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2022	1,779,331	$28,497	($6,566)	($23)	$1,949	$23,857	$8,450	$32,307

Net income	—	—	1,167	—	—	1,167	666	1,833

Total other comprehensive income	—	—	—	36	—	36	—	36

Total comprehensive income	—	—	1,167	36	—	1,203	666	1,869

Transactions with owners

Dividends	—	—	(882)	—	—	(882)	—	(882)

Disbursements to non-controlling interests (note 17)	—	—	—	—	—	—	(673)	(673)

Dividend reinvestment plan (note 16)	204	3	(3)	—	—	—	—	—

Share buyback program (note 16)	(17,500)	(280)	—	—	(34)	(314)	—	(314)

Total transactions with owners	(17,296)	(277)	(885)	—	(34)	(1,196)	(673)	(1,869)

At September 30, 2022	1,762,035	$28,220	($6,284)	$13	$1,915	$23,864	$8,443	$32,307

At January 1, 2021	1,778,190	$29,236	($7,949)	$14	$2,040	$23,341	$8,369	$31,710

Net income	—	—	1,296	—	—	1,296	840	2,136

Total other comprehensive loss	—	—	—	(44)	—	(44)	—	(44)

Total comprehensive income (loss)	—	—	1,296	(44)	—	1,252	840	2,092

Transactions with owners

Dividends	—	—	(475)	—	—	(475)	—	(475)

Return of capital (note 16)	—	(500)	—	—	—	(500)	—	(500)

Issued on exercise of stock options	50	—	—	—	—	—	—	—

Funding from non-controlling interests	—	—	—	—	—	—	12	12

Disbursements to non-controlling interests	—	—	—	—	—	—	(749)	(749)

Dividend reinvestment plan	147	4	(4)	—	—	—	—	—

Share-based payments	899	6	—	—	(6)	—	—	—

Total transactions with owners	1,096	(490)	(479)	—	(6)	(975)	(737)	(1,712)

At September 30, 2021	1,779,286	$28,746	($7,132)	($30)	$2,034	$23,618	$8,472	$32,090

[1]	Includes cumulative translation losses at September 30, 2022: $92 million (December 31, 2021: $94 million; September 30, 2021: $94 million).
[2]	Includes additional paid-in capital as at September 30, 2022: $1,877 million (December 31, 2021: $1,911 million; September 30, 2021: $1,996 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2022	87	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1  ∎  Corporate Information

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.

We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of the Congo, the Dominican Republic, Mali, Tanzania and the United States. Our mine in Papua New Guinea was placed on care and maintenance in April 2020. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas and Africa.

2   ∎  Material Accounting Policy Information

a)    Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the Annual Consolidated Financial Statements for the year ended December 31, 2021 (“2021 Annual Financial Statements”), and have been consistently applied in the preparation of these interim financial statements, except as otherwise noted in Note 2b. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 2, 2022.

b)     New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on Barrick in the current or future reporting periods.

3   ∎  Critical Judgements, Estimates, Assumptions and Risks

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2021 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2021 Annual Financial Statements.

a)     Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rates. The change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. We recorded a net decrease of $207 million (2021: $19 million net decrease) to the PER at our minesites for the three months ended September 30, 2022 and a net decrease of $646 million (2021: $258 million net decrease) for the nine months ended September 30, 2022 primarily due to an increase in the discount rate.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions and are accounted for prospectively. In the fourth quarter of each year, our life of mine plans are updated and that typically results in an update to the rehabilitation provision.

b)     Pascua-Lama

The Pascua-Lama project received $397 million as at September 30, 2022 (December 31, 2021: $411 million) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement, this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended. On July 11, 2022, the Chilean government proposed changes to Chilean law that may affect the status of these refunds and therefore could have an impact on this judgment. These proposals were updated on October 6, 2022 in a bill proposed by the Minister of Finance that retained these proposed changes, however further changes are possible.

In addition, we have recorded $37 million in VAT recoverable in Argentina as at September 30, 2022 (December 31, 2021: $48 million) relating to the development of the Argentinean side of the project. These amounts may not be fully recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

c)     Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 18 for further details on contingencies.

BARRICK THIRD QUARTER 2022	88	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

d)    Covid-19

Barrick continues to work closely with our local communities on managing the impacts of the Covid-19 pandemic on our people and business. Our operations are not currently being impacted in any significant manner although we recognize the situation remains dynamic. We continue to monitor developments around the world.

4 ∎ Acquisitions and Divestitures

a)    Lagunas Norte

On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd. (“Boroo”) for total consideration of up to $81 million, with $20 million of cash consideration on closing, additional cash consideration of $10 million payable on the first anniversary of closing and $20 million payable on the second anniversary of closing, a 2% net smelter return royalty, which may be purchased by

Boroo for a fixed period after closing for $16 million, plus a contingent payment of up to $15 million based on the two-year average gold price. An impairment reversal of $86 million was recognized in the first quarter of 2021. Refer to Note 13 for further details. The transaction closed on June 1, 2021 and we recognized a gain on sale of $4 million in the second quarter of 2021 based on a final fair value of consideration of $65 million. We remain contractually liable for all tax matters that existed prior to our divestiture until these matters are resolved. In addition, Boroo assumed 50% of the $173 million reclamation bond obligations for Lagunas Norte upon closing. Boroo was to assume the other 50% within one year of closing, however, this was extended until June 1, 2023. Barrick has no liability related to Lagunas Norte’s closure obligation recorded in the financial statements.

5 ∎ Segment Information

Barrick’s business is organized into eighteen minesites and one project. Barrick’s Chief Operating Decision Maker (“CODM”) (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, and/or project level. Each individual minesite and the Pascua-Lama project are operating segments for financial reporting purposes. Our presentation of our reportable operating segments consists of nine gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, North Mara and Bulyanhulu). The remaining operating segments, including our remaining gold mines, copper mines and project, have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended September 30, 2022	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$635	$351	$74	$7	$1	$202

Cortez[2]	275	124	46	4	1	100

Turquoise Ridge[2]	176	114	41	1	—	20

Pueblo Viejo[2]	360	161	64	5	3	127

Loulo-Gounkoto[2]	277	136	60	3	1	77

Kibali	152	64	27	(2)	18	45

Veladero	75	40	23	—	—	12

North Mara[2]	144	62	18	1	18	45

Bulyanhulu[2]	106	59	15	1	(1)	32

Other Mines[2]	450	300	112	7	18	13

Reportable segment total	$2,650	$1,411	$480	$27	$59	$673

Share of equity investees	(152)	(64)	(27)	2	(18)	(45)

Segment total	$2,498	$1,347	$453	$29	$41	$628

BARRICK THIRD QUARTER 2022	89	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended September 30, 2021	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$584	$268	$67	$8	$4	$237

Cortez[2]	367	165	75	3	(1)	125

Turquoise Ridge[2]	237	105	50	1	(1)	82

Pueblo Viejo[2]	382	125	61	1	1	194

Loulo-Gounkoto[2]	298	120	68	5	4	101

Kibali	166	56	36	1	(1)	74

Veladero	81	41	17	1	(2)	24

North Mara[2]	139	62	14	—	—	63

Bulyanhulu[2]	108	47	15	—	1	45

Other Mines[2]	613	287	163	2	13	148

Reportable segment total	$2,975	$1,276	$566	$22	$18	$1,093

Share of equity investees	(166)	(56)	(36)	(1)	1	(74)

Segment total	$2,809	$1,220	$530	$21	$19	$1,019

Consolidated Statement of Income Information

		Cost of Sales

For the nine months ended September 30, 2022	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$2,090	$1,032	$223	$14	($17)	$838

Cortez[2]	923	407	156	10	2	348

Turquoise Ridge[2]	603	338	127	5	1	132

Pueblo Viejo[2]	1,016	426	182	19	8	381

Loulo-Gounkoto[2]	930	388	187	6	8	341

Kibali	434	176	88	2	33	135

Veladero	270	130	73	1	—	66

North Mara[2]	424	172	51	3	18	180

Bulyanhulu[2]	355	178	46	1	5	125

Other Mines[2]	1,575	920	335	14	53	253

Reportable segment total	$8,620	$4,167	$1,468	$75	$111	$2,799

Share of equity investees	(434)	(176)	(88)	(2)	(33)	(135)

Segment total	$8,186	$3,991	$1,380	$73	$78	$2,664

BARRICK THIRD QUARTER 2022	90	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statement of Income Information

		Cost of Sales
For the nine months ended September 30, 2021	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$1,819	$823	$194	$18	($5)	$789

Cortez[2]	987	451	205	8	1	322

Turquoise Ridge[2]	741	303	149	1	(1)	289

Pueblo Viejo[2]	1,171	377	177	3	11	603

Loulo-Gounkoto[2]	964	345	206	14	18	381

Kibali	489	176	104	2	—	207

Veladero	229	105	48	1	—	75

North Mara[2]	402	183	41	—	2	176

Bulyanhulu[2]	240	113	40	—	3	84

Other Mines[2]	2,019	891	451	8	44	625

Reportable segment total	$9,061	$3,767	$1,615	$55	$73	$3,551

Share of equity investees	(489)	(176)	(104)	(2)	—	(207)

Segment total	$8,572	$3,591	$1,511	$53	$73	$3,344

[1]

Includes accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended September 30, 2022, accretion expense was $9 million (2021: $7 million) and for the nine months ended September 30, 2022, accretion expense was $25 million (2021: $20 million).

[2]

Includes non-controlling interest portion of revenues, cost of sales and segment income for the three months ended September 30, 2022 for Nevada Gold Mines $466 million, $331 million, $129 million (2021: $558 million, $339 million, $214 million), Pueblo Viejo $148 million, $89 million, $56 million (2021: $156 million, $74 million, $81 million), Loulo-Gounkoto $55 million, $39 million, $16 million (2021: $60 million, $37 million, $20 million), North Mara, Bulyanhulu and Buzwagi $40 million, $24 million, $12 million (2021: $41 million, $23 million, $17 million), and Tongon $8 million, $8 million, $nil (2021: $8 million, $8 million, $1 million) and for the nine months ended September 30, 2022 for Nevada Gold Mines $1,571 million, $1,018 million, $546 million (2021: $1,656 million, $971 million, $674 million), Pueblo Viejo $413 million, $242 million, $162 million (2021: $477 million, $220 million, $252 million), Loulo-Gounkoto $186 million, $115 million, $70 million (2021: $193 million, $110 million, $76 million), North Mara, Bulyanhulu and Buzwagi $125 million, $71 million, $48 million (2021: $115 million, $71 million, $43 million) and Tongon $25 million, $26 million, $(2) million (2021: $28 million, $24 million, $4 million), respectively.

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended September 30		For the nine months ended September 30

	2022	2021	2022	2021
Segment income	$628	$1,019	$2,664	$3,344

Other revenue	29	17	53	103

Other cost of sales/amortization	(15)	(18)	(33)	(82)

Exploration, evaluation and project expenses not attributable to segments	(48)	(46)	(171)	(152)

General and administrative expenses	(26)	(27)	(110)	(112)

Other income (loss) not attributable to segments	44	(7)	67	(10)

Impairment (charges) reversals	(24)	(10)	(29)	77

Loss on currency translation	(3)	(5)	(12)	(16)

Closed mine rehabilitation	55	(4)	180	(33)

Income from equity investees	52	101	240	308

Finance costs, net (includes non-segment accretion)	(64)	(86)	(225)	(251)

Gain (loss) on non-hedge derivatives	(3)	1	4	—

Income before income taxes	$625	$935	$2,628	$3,176

BARRICK THIRD QUARTER 2022	91	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Capital Expenditures Information

	Segment capital expenditures[1]
	For the three months ended September 30		For the nine months ended September 30

	2022	2021	2022	2021

Carlin	$121	$95	$368	$328

Cortez	133	69	352	201

Turquoise Ridge	47	40	133	112

Pueblo Viejo	171	122	465	366

Loulo-Gounkoto	78	70	222	228

Kibali	27	19	65	50

Veladero	42	30	125	113

North Mara	29	21	86	58

Bulyanhulu	21	10	56	43

Other Mines	131	63	308	213

Reportable segment total	$800	$539	$2,180	$1,712

Other items not allocated to segments	24	38	87	97

Total	$824	$577	$2,267	$1,809

Share of equity investees	(27)	(19)	(65)	(50)

Total	$797	$558	$2,202	$1,759

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended September 30, 2022, cash expenditures were $792 million (2021: $569 million) and the increase in accrued expenditures was $5 million (2021: $11 million decrease). For the nine months ended September 30, 2022, cash expenditures were $2,158 million (2021: $1,766 million) and the increase in accrued expenditures was $44 million (2021: $7 million decrease).

Purchase Commitments

At September 30, 2022, we had purchase obligations for supplies and consumables of $1,815 million (December 31, 2021: $1,718 million).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $533 million at September 30, 2022 (December 31, 2021: $443 million).

BARRICK THIRD QUARTER 2022	92	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

6 ∎ Revenue

	For the three months ended September 30		For the nine months ended September 30

	2022	2021	2022	2021
Gold sales

Spot market sales	$2,191	$2,461	$7,141	$7,600

Concentrate sales	91	70	249	162

Provisional pricing adjustments	(5)	—	(5)	(1)

	$2,277	$2,531	$7,385	$7,761

Copper sales

Concentrate sales	$217	$239	$751	$684

Provisional pricing adjustments	(17)	(30)	(53)	15

	$200	$209	$698	$699

Other sales[1]	50	86	156	215

Total	$2,527	$2,826	$8,239	$8,675

[1]	Revenues include the sale of by-products for our gold and copper mines.

7 ∎ Cost of Sales

	Gold		Copper		Other[3]		Total
For the three months ended September 30	2022	2021	2022	2021	2022	2021	2022	2021
Site operating costs[1,2]	$1,161	$1,025	$89	$73	$—	$2	$1,250	$1,100

Depreciation[1]	393	475	59	60	5	3	457	538

Royalty expense	74	93	23	27	—	—	97	120

Community relations	10	8	1	2	—	—	11	10

	$1,638	$1,601	$172	$162	$5	$5	$1,815	$1,768

	Gold		Copper		Other[3]		Total
For the nine months ended September 30	2022	2021	2022	2021	2022	2021	2022	2021
Site operating costs[1,2]	$3,392	$3,061	$248	$203	$—	$2	$3,640	$3,266

Depreciation[1]	1,250	1,377	131	154	12	14	1,393	1,545

Royalty expense	257	278	87	75	—	—	344	353

Community relations	24	17	3	3	—	—	27	20

	$4,923	$4,733	$469	$435	$12	$16	$5,404	$5,184

[1]

Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value as follows: $22 million for the three months ended September 30, 2022 (2021: $5 million) and $53 million for the nine months ended September 30, 2022 (2021: $19 million).

[2]	Site operating costs includes the costs of extracting by-products.
[3]	Other includes corporate amortization.

8 ∎ Earnings Per Share

	For the three months ended September 30				For the nine months ended September 30

	2022		2021		2022		2021
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$410	$410	$612	$612	$1,833	$1,833	$2,136	$2,136

Net income attributable to non-controlling interests	(169)	(169)	(265)	(265)	(666)	(666)	(840)	(840)

Net income attributable to equity holders of Barrick Gold Corporation	$241	$241	$347	$347	$1,167	$1,167	$1,296	$1,296

Weighted average shares outstanding	1,768	1,768	1,779	1,779	1,775	1,775	1,779	1,779

Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$0.14	$0.14	$0.20	$0.20	$0.66	$0.66	$0.73	$0.73

BARRICK THIRD QUARTER 2022	93	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

9 ∎ Other Expense

a)     Other Expense (Income)

	For the three months ended September 30		For the nine months ended September 30
	2022	2021	2022	2021
Other expense:

Bank charges	$1	$—	$3	$6

Litigation	22	4	29	11

Miscellaneous write-offs	7	4	12	8

Loss (gain) on warrant investments at fair value through profit or loss (“FVPL”)	2	5	(2)	15

Porgera care and maintenance costs	16	13	43	39

Tanzania supplies obsolescence	5	—	7	—

Other	3	6	16	13
Total other expense	$56	$32	$108	$92
Other income:

Gain on sale of non-current assets[1]	($64)	($5)	($86)	($15)

Loss (gain) on non-hedge derivatives	3	(1)	(4)	—

Insurance proceeds related to

NGM	—	—	(22)	—

Interest income on other assets	(4)	(5)	(11)	(11)

Other	—	(3)	(3)	(3)

Total other income	($65)	($14)	($126)	($29)

Total	($9)	$18	($18)	$63

[1]	Includes a gain of $63 million from the sale of the royalty portfolios to Maverix Metals Inc. and Gold Royalty Corp recorded in the third quarter of 2022.

b)     Impairment (Reversals) Charges

	For the three months ended September 30		For the nine months ended September 30

	2022	2021	2022	2021
Impairment (reversals) charges of non-current assets[1]	$24	$10	$29	($77)

Total	$24	$10	$29	($77)

[1]	Refer to note 13 for further details.

10 ∎ Income Tax Expense

	For the three months ended September 30		For the nine months ended September 30

	2022	2021	2022	2021
Current	$118	$336	$601	$838

Deferred	97	(13)	194	202

Total	$215	$323	$795	$1,040

Income tax expense was $795 million for the nine months ended September 30, 2022 (2021: $1,040 million). The unadjusted effective income tax rate for the nine months ended September 30, 2022 was 30% of income before income taxes.

The underlying effective income tax rate on ordinary income for the nine months ended September 30, 2022 was 28% after adjusting for the impact of the gain on sale of non-current assets; the impact of foreign currency translation losses on deferred tax balances; the impact of impairment charges; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of non-deductible foreign exchange losses; the impact of the Porgera mine being placed on care and maintenance; and the impact of other expense adjustments.

Currency Translation

Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (e.g. US dollars). The most significant balances relate to Argentine and Malian tax liabilities.

In the nine months ended September 30, 2022, a tax expense of $88 million (2021: $37 million tax expense) arose primarily from translation losses on tax balances in Argentina and Mali due to the weakening of the Argentine peso and the West African CFA franc, respectively, against the US dollar. These net translation losses are included within income tax expense.

Withholding Taxes

For the nine months ended September 30, 2022, we have recorded $49 million (2021: $22 million related to Argentina and the United States) of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Argentina and the United States.

Nevada Mining Education Tax

A new mining excise tax applied to gross proceeds became effective on July 1, 2021 following the passing of Assembly Bill 495 at the Nevada Legislative Session that ended on May 31, 2021. The revenue generated by this new excise tax will be directed towards education. The new excise tax is a tiered tax, with a maximum rate of 1.1%. The first payment in relation to the 2021 year was made in March 2022.

The bill does not take into consideration expenses or costs incurred to generate gross proceeds, therefore, this tax is treated as a gross receipts tax and not as a tax that is based on income subject to IAS 12. As a result, this new tax is reported as a component of cost of sales and not as an income tax expense.

Nevada Gold Mines

Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12.

BARRICK THIRD QUARTER 2022	94	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

11 ∎ Cash Flow - Other Items

Operating Cash Flows – Other Items	For the three months ended September 30		For the nine months ended September 30

	2022	2021	2022	2021
Adjustments for non-cash income statement items:

Loss (gain) on non-hedge derivatives	$3	($1)	($4)	$—

Loss (gain) on warrant investments at FVPL	2	5	(2)	15

Share-based compensation expense	3	5	32	41

Change in estimate of rehabilitation costs at closed mines	(55)	4	(180)	33

Inventory impairment charges	13	4	37	12

Change in other assets and liabilities	(15)	8	(33)	(96)

Settlement of share-based compensation	—	—	(46)	(44)

Settlement of rehabilitation obligations	(42)	(42)	(98)	(94)

Other operating activities	($91)	($17)	($294)	($133)

Cash flow arising from changes in:

Accounts receivable	$76	($21)	$144	($15)

Inventory	(53)	(72)	(133)	(183)

Other current assets	(71)	(36)	(243)	(118)

Accounts payable	(1)	209	16	136

Other current liabilities	(3)	(22)	(1)	(11)

Change in working capital	($52)	$58	($217)	($191)

Financing Cash Flows – Other Items	For the three months ended September 30		For the nine months ended September 30

	2022	2021	2022	2021

Pueblo Viejo JV partner shareholder loan	$58	$37	$138	$101

Debt extinguishment gain	2	—	2	—

Other financing activities	$60	$37	$140	$101

12 ∎ Equity Accounting Method Investment Continuity

	Kibali	Jabal Sayid	Zaldívar	Other	Total

At January 1, 2021	$3,279	$369	$967	$55	$4,670

Equity pick-up from equity investees	219	159	68	—	446

Dividends received from equity investees	(231)	(146)	(142)	(1)	(520)

Shareholder loan repayment	—	—	—	(2)	(2)

At December 31, 2021	$3,267	$382	$893	$52	$4,594

Equity pick-up from equity investees	95	95	50	—	240

Dividends received from equity investees	(620)	(100)	(50)	—	(770)

At September 30, 2022	$2,742	$377	$893	$52	$4,064

In 2022, Kibali Goldmines SA repaid a portion of its shareholder loans establishing an additional ongoing mechanism for the repatriation of cash from the Democratic Republic of Congo. For the nine months ended September 30, 2022, the repatriation of this cash has resulted in the payment of dividends of $620 million to the Barrick entity that holds the indirect 45% interest in Kibali Goldmines SA.

BARRICK THIRD QUARTER 2022	95	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

13 ∎ Impairment of Goodwill and Other Assets

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Refer to Note 21 of the 2021 Annual Financial Statements for further information.

For the nine months ended September 30, 2022, we recorded net impairment charges of $29 million (2021: $77 million net impairment reversals) for non-current assets.

Indicators of impairment and reversals

2022

Reko Diq

On March 20, 2022, Barrick and the Governments of Pakistan and Balochistan reached agreement in principle on a framework that provides for the reconstitution of the Reko Diq project in the country’s Balochistan province. The project was suspended in 2011 due to a dispute over the legality of its licensing process, and in 2012, an impairment of $120 million was recorded related to our investment in the Reko Diq project.

The reconstituted project will be held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Government of Balochistan, an additional 15% held by a special purpose company owned by the Government of Balochistan and 25% owned by other federal state-owned enterprises. Barrick will be the operator of the project and will be granted mining leases, an exploration license, surface rights and a mineral agreement stabilizing the fiscal regime applicable to the project for a specified period.

If the definitive agreements are executed and the conditions to closing are satisfied, the project will be reconstituted. The reconstitution would resolve the damages originally awarded by the International Centre for the Settlement of Investment Disputes and disputed in the International Chamber of Commerce. Refer to Note 18 for more information.

We have determined that no impairment reversal exists as at September 30, 2022 as the definitive agreements are yet to be executed and thereafter conditions to closing will still need to be satisfied.

Porgera

On April 9, 2021, the Papua New Guinea (“PNG”) government and Barrick Niugini Limited (“BNL”, the 95% owner and operator of the Porgera joint venture) agreed on a partnership for the future ownership and operation of the Porgera mine. Porgera has been on care and maintenance since April 2020, when the government declined to renew its special mining lease (“SML”). The financial impact will be determined once all definitive agreements, which are currently being negotiated, have been signed. We have determined that as at September 30, 2022, there is no impairment loss to recognize. The ultimate resolution of this dispute may differ from this determination and there is no certainty that the carrying value will remain recoverable. Refer to Note 18 for more information.

2021

Lagunas Norte

As described in Note 4, on February 16, 2021, we announced an agreement to sell our 100% interest in the Lagunas Norte gold mine in Peru to Boroo for total consideration of up to $81 million. An impairment reversal of $86 million was recognized in the first quarter of 2021 based on the March 31, 2021 fair value of the consideration to be received of $63 million. Lagunas Norte was in a net liability position, which resulted in an impairment reversal that exceeded the fair value less costs of disposal (“FVLCD”). The transaction closed on June 1, 2021.

14 ∎ Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second party to deliver/receive cash or another financial instrument.

a)    Debt

In September 2022, Barrick completed repurchases and cancellations of approximately $56 million of the $750 million outstanding principal on the 5.25% notes due 2042. The settlement resulted in a debt extinguishment gain of $2 million.

BARRICK THIRD QUARTER 2022	96	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

15 ∎ Fair Value Measurements

a)    Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at September 30, 2022	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Aggregate fair value
	(Level 1)	(Level 2)	(Level 3)
Cash and equivalents	$5,240	$—	$—	$5,240

Other investments[1]	97	—	—	97

Derivatives	—	57	—	57

Receivables from provisional copper and gold sales	—	200	—	200
	$5,337	$257	$—	$5,594

[1]	Includes equity investments in other mining companies.

b)    Fair Values of Financial Assets and Liabilities

	As at September 30, 2022		As at December 31, 2021
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets

Other assets[1]	$405	$405	$382	$382

Other investments[2]	97	97	414	414

Derivative assets[3]	57	57	53	53
	$559	$559	$849	$849
Financial liabilities

Debt[4]	$5,095	$4,997	$5,150	$6,928

Other liabilities	568	568	473	473
	$5,663	$5,565	$5,623	$7,401

[1]	Includes restricted cash and amounts due from our partners.
[2]	Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
[3]	Primarily consists of contingent consideration received as part of the sales of Massawa and Lagunas Norte.
[4]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

The Company’s valuation techniques were presented in Note 26 of the 2021 Annual Financial Statements and have been consistently applied in these interim financial statements.

16 ∎ Capital Stock

a)    Authorized Capital Stock

Our authorized capital stock is composed of an unlimited number of common shares (issued 1,762,035,483 common shares as at September 30, 2022). Our common shares have no par value.

b)    Dividends

The Company’s practice has been to declare dividends after a quarter as part of the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

The Company’s dividend reinvestment plan resulted in 204,446 common shares issued to shareholders for the nine months ended September 30, 2022.

c)    Return of Capital

At the Annual and Special Meeting on May 4, 2021, shareholders approved a $750 million return of capital distribution. This distribution was derived from a portion of the proceeds from the divestiture of Kalgoorlie Consolidated Gold Mines in November 2019 and from other recent dispositions made by Barrick and its affiliates in line with our strategy of focusing on our core assets. The total return of capital distribution was paid in three equal tranches of $250 million on June 15, 2021, September 15, 2021 and December 15, 2021.

d) Share Buyback Program

At the February 15, 2022 meeting, the Board of Directors authorized a share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months. During the nine months ended September 30, 2022, Barrick purchased 17.5 million common shares for a total of $314 million.

The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

BARRICK THIRD QUARTER 2022	97	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

17 ∎ Non-controlling Interests Continuity

	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo- Gounkoto	Tongon	Other	Total

NCI in subsidiary at September 30, 2022	38.5%	40%	16%	20%	10.3%	Various

At January 1, 2021	$5,978	$1,193	$263	$933	$39	($37)	$8,369

Share of income	980	174	35	71	6	—	1,266

Cash contributed	—	—	—	—	—	12	12

Decrease in non-controlling interest	(49)	—	—	—	—	(37)	(86)

Disbursements	(848)	(178)	—	(51)	(16)	(18)	(1,111)

At December 31, 2021	$6,061	$1,189	$298	$953	$29	($80)	$8,450

Share of income (loss)	510	86	31	41	(2)	—	666

Disbursements	(493)	(129)	(12)	(23)	(16)	—	(673)

At September 30, 2022	$6,078	$1,146	$317	$971	$11	($80)	$8,443
[1]	Tanzania mines consist of the two operating mines (North Mara and Bulyanhulu) and Buzwagi which transitioned into closure early in the third quarter of 2021.

18 ∎ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 35 “Contingencies” to the 2021 Annual Financial Statements, and no new contingencies have occurred that are material to the Company since the issuance of the 2021 Annual Financial Statements.

The description set out below should be read in conjunction with Note 35 “Contingencies” to the 2021 Annual Financial Statements.

Litigation and Claims Update

Proposed Canadian Securities Class Actions (Pascua-Lama)

On March 22, 2022, the Ontario Superior Court of Justice rendered its decision concerning the Plaintiffs’ motion for leave to proceed with statutory secondary market misrepresentation claims pertaining to Barrick’s capital cost and schedule estimates for the Pascua-Lama project and various accounting and financial reporting matters. In its decision, the Court denied leave to proceed in respect of all but two of those claims. The Court solicited additional submissions from the parties before deciding whether to grant leave to proceed in respect of the two remaining claims. The parties delivered additional written submissions during May 2022 and supplemental oral argument on June 27, 2022. On July 18, 2022, the Court rendered a supplemental decision granting the Plaintiffs leave to proceed with the two claims in question as against Barrick and two of its former senior executives.

The Company is seeking leave to appeal to the Divisional Court from the decision of the Superior Court to permit the Plaintiffs to proceed with the two claims referred to above. The Plaintiffs have filed an appeal with the Court of Appeal for Ontario from the decision of the Superior Court to deny leave to proceed in respect of the other claims pertaining to Barrick’s capital cost and schedule estimates and accounting and financial reporting matters.

In the Quebec action, the hearing of the proposed representative plaintiff’s appeal from the March 2020 decision denying leave to proceed and class certification took place on May 2, 2022. A decision in this matter is pending.

Pascua-Lama – SMA Regulatory Sanctions

On July 12, 2022, the Chilean Supreme Court issued a decision in which it rejected the appeal brought by a group of local farmers to challenge the September 2020 decision of the Antofagasta Environmental Court. In that decision, the Environmental Court had upheld the closure order and sanctions imposed by Chile’s environmental regulator (the Superintendencia del Medio Ambiente or “SMA”) on Compañia Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama Project, in the Revised Resolution from January 2018, and also ordered the SMA to re-evaluate two environmental infringements contained in the Revised Resolution. The SMA will now determine the appropriate administrative fine to be imposed on CMN with respect to those two environmental infringements in accordance with the Environmental Court’s decision.

No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the amount of the additional administrative fine to be imposed by the SMA.

Veladero – Operational Incidents and Associated Proceedings

Federal Amparo Action

On October 12, 2022, Minera Andina del Sol SRL (“MAS”) received notice of the amparo protection action filed by the National Minister of Environment of Argentina in the Federal Court in connection with the March 2017 incident at Veladero. This notice was incomplete, and MAS received an updated notice containing all required evidence on October 25, 2022. MAS submitted its response on October 27, 2022. The matter remains pending before the Federal Court.

Veladero – Tax Assessment and Criminal Charges

On February 4, 2022, the Argentine Minister of Economy, the competent authority in this matter, issued a decision denying the application of the Canada-Argentina Tax Treaty to the Tax Assessment. MAS appealed this decision on February 18, 2022.

BARRICK THIRD QUARTER 2022	98	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Separately, on April 12, 2022, the trial court issued a ruling dismissing the criminal charges against the MAS directors in the Criminal Tax Case. The Argentinean Federal Tax Authority (“AFIP”) appealed this ruling to the Court of Appeals and both parties submitted their arguments on May 26, 2022. A decision of the Court of Appeals is pending. On September 28, 2022, the Court of Appeals requested additional evidence regarding the status of the Tax Assessment. MAS’s July 2018 appeal of the Tax Assessment remains pending before the Federal Tax Court.

Writ of Kalikasan

In the fall of 2021, the justice who was presiding over the panel of justices of the Court of Appeals hearing this matter was appointed to the Supreme Court of the Philippines.

On March 2, 2022, the Supreme Court of the Philippines issued a Resolution dismissing the Company’s March 12, 2020 Petition for Reconsideration of the Court’s dismissal of the Company’s Petition for Certiorari on January 15, 2020.

On March 16, 2022, the Supreme Court of the Philippines issued a Resolution dismissing the Company’s September 10, 2021 Petition for Certiorari of the Court of Appeals’ Resolutions dated January 21, 2021 and June 14, 2021.

On April 26, 2022, the Court of Appeals issued a Resolution constituting a new panel of justices to preside over the Writ of Kalikasan proceeding. The new panel will determine the outstanding motions before the Court of Appeals and preside over the trial.

On June 30, 2022, the Company filed a Motion for Court-Annexed Mediation between the Company and the Province of Marinduque. The Company’s motion was granted by the Court of Appeals on October 26, 2022, and court-annexed mediation is scheduled to begin on November 16, 2022.

Reko Diq Arbitration

On March 20, 2022, the Company executed an Umbrella Agreement with Antofagasta plc and the Governments of Pakistan and Balochistan, pursuant to which, if the conditions to closing are satisfied, the project would be reconstituted with Barrick as the operator going forward and, following such reconstitution, Antofagasta would exit the project. Pursuant to the Umbrella Agreement, a Temporary Standstill Agreement would be executed once a certain condition of an escrow account in favor of Antofagasta in the amount of $900 million was satisfied. This condition was satisfied, and the Temporary Standstill Agreement went into effect on April 5, 2022. Pursuant to the Temporary Standstill Agreement, all legal and arbitral proceedings initiated by the parties in relation to the Reko Diq dispute are suspended while the parties work toward execution of definitive agreements and closing under the Umbrella Agreement.

Porgera Special Mining Lease

On September 13, 2022, the Shareholders’ Agreement for the new Porgera joint venture company was executed by Porgera (Jersey) Limited, which is an affiliate of Barrick Niugini Limited (“BNL”), the state-owned Kumul Minerals (Porgera) Limited and Mineral Resources Enga Limited (“MRE”), the holder of the remaining 5% of the original Porgera joint venture not owned by BNL (a previous version of the Shareholders’ Agreement had been signed by the

BNL and Kumul parties in April 2022 but was not signed by MRE and therefore did not take effect). The new Porgera joint venture company was incorporated on September 22, 2022, and this entity will next apply for a new Special Mining Lease, the receipt of which is a condition of the reopening of the Porgera mine under the Commencement Agreement. On April 21, 2022, the PNG National Parliament passed legislation to provide, among other things, certain agreed tax exemptions and tax stability for the new Porgera joint venture. This legislation was certified on May 30, 2022, and will come into effect following a public notice process under PNG law.

On July 7, 2022, the Papua New Guinea Supreme Court dismissed the proceeding which had been initiated in December 2021 by a group of local landowners seeking a declaration that they own and can mine the minerals situated on their customary lands, including at the Porgera mine, and that certain provisions of the Mining Act and related provisions of the Papua New Guinea Constitution are invalid. The dismissal was based on technical grounds. BNL had intervened in this matter to protect its rights.

Porgera Tax Audits

To date, the Internal Revenue Commission (“IRC”) has not reached a determination on the amended tax assessments for 2006 through 2015, which BNL objected to on November 30, 2020. The resolution of BNL’s objections to the IRC’s amended tax assessments is a condition to the reopening of the Porgera mine under the Commencement Agreement.

The Company filed Mutual Agreement Procedure applications in Canada and Papua New Guinea on September 30, 2022, pursuant to the Canada-Papua New Guinea Income Tax Convention Act (the “Canada-PNG Tax Treaty”) to escalate resolution of certain elements of the amended tax assessments to the competent authority (as defined in the Canada-PNG Tax Treaty) in an effort to seek resolution of this matter.

Tanzania – Concentrate Export Ban and Related Disputes

In March 2022, the Company made a further payment of $40 million, bringing the total amount paid to date to $140 million, toward the Settlement Amount, as provided under the signed agreement with the Government of Tanzania (“GoT”) for the resolution of all outstanding disputes between the GoT and the mining companies formerly operated by Acacia Mining plc (“Acacia”) and now managed by Barrick.

Tanzanian Revenue Authority Assessments

All of the tax disputes between the former Acacia and the Tanzanian Revenue Authority (“TRA”) were considered resolved as part of the settlement with the GoT described above under “Tanzania – Concentrate Export Ban and Related Disputes.” In furtherance of this settlement, compromise and release agreements have been executed by the parties to each of the tax disputes. These agreements have been filed and adopted by the relevant courts in Tanzania for the full and final settlement of the tax disputes. In light of the resolution of all pending disputes, in October 2022 Barrick took steps to formally withdraw from the international arbitration, which had been initiated by the former Acacia in 2017, and bring those proceedings to an end.

BARRICK THIRD QUARTER 2022	99	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Zaldívar Chilean Tax Assessment

Court proceedings in this matter resumed in April 2022, following a delay due to the Covid-19 pandemic. The parties presented evidence to the Tax Court in this matter on May 6, 2022, and the decision of the Tax Court is pending.

Kibali Customs Dispute

The Company is engaged in discussions with the Customs Authority regarding the customs claims. A formal reassessment notice has not yet been issued by the Customs Authority with respect to these claims.

Zaldívar Water Claims

On March 30, 2022, the State Defense Council (“CDE”), an entity that represents the interests of the Chilean state, filed a lawsuit in the Environmental Court of Antofagasta against Compañía Minera Zaldívar SpA (“CMZ”), the joint venture company that operates the Zaldívar mine, and two other companies with mining operations that utilize water from a shared aquifer (Minera Escondida Ltda. and Albermarle Ltda.) The CDE claims that the extraction of groundwater by these companies since 2005 has caused environmental damage to the surrounding area. The CDE’s lawsuit seeks to require the companies to conduct a series of studies and undertake certain actions to protect and repair the alleged environmental damage in the area, and also to cease extracting water from the aquifer.

CMZ presented its defense on June 15, 2022. On July 26, 2022, the Court issued an order governing the evidentiary stage of the trial. On July 29, 2022, all of the parties to the lawsuit agreed to suspend the proceeding until November 16, 2022.

The Company intends to continue to vigorously defend its position. No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome.

BARRICK THIRD QUARTER 2022	100	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

GOLD	The New York Stock Exchange
ABX	The Toronto Stock Exchange

Transfer Agents and Registrars

TSX Trust Company

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

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Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “strategy”, “target”, “plan”, “on track”, “opportunities”, “guidance”, “project”, “continue”, “committed”, “estimate”, “potential”, “progress”, “proposed”, “warns”, “future”, “prospect”, “focus”, “during”, “ongoing”, “following”, “subject to”, “scheduled”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates; Barrick’s global exploration strategy and planned exploration activities; Barrick’s copper strategy; our plans and expected completion and benefits of our growth projects; potential mineralization and metal or mineral recoveries; new opportunities for innovations and discoveries at Nevada Gold Mines; the timeline and process for the reconstitution of a joint venture to carry out the future development and operation of the Reko Diq project; the planned updating of the historical Reko Diq feasibility study and our plans upon the project’s reconstitution; the proposed fiscal terms applicable to the Reko Diq project and the joint venture through which it is held; the timeline for execution and effectiveness of definitive agreements and formation of a new joint venture to implement the Framework Agreement between Papua New Guinea and Barrick (Niugini) Limited; the duration of the temporary suspension of operations at Porgera, the conditions for the reopening of the mine and the timeline to recommence operations; the potential impact of local currency restrictions, inflation and taxation in Argentina on Veladero; our pipeline of high confidence projects at or near existing operations, including the potential for a super pit at Jabal Sayid; expected production and cost levels for the North Mara and Bulyanhulu mines and their potential to achieve Tier One status as a combined complex; Barrick’s partnership with the Government of Tanzania under the framework agreement; Lumwana’s potential for future growth and ability to further extend the life of mine, including through the development of a super pit; the anticipated impact of Zambia’s new royalty tax regime; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including local community relations and investments (including local content programs and community investment in Nevada, Argentina and Africa), climate change, greenhouse gas emissions reduction targets, tailings storage facility management (including compliance with the Global Industry

Standard on Tailings Management), health and safety performance and biodiversity initiatives; Barrick’s performance dividend policy and share buyback program; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals, including approval of the final location of the additional tailings storage facility for Pueblo Viejo following submission of the Environmental and Social Impact Assessment in the Dominican Republic; non-renewal of or failure to obtain key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic and global energy cost increases following the invasion of Ukraine by Russia; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions being realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2022 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.